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MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Osterreichische Elektrizitatswirtschafts

*CURRENT ADD ESS

**FORMER NAM

**NEW ADDRESS

PROC D
MAY 2 1 2007
FINANCIAL

FILE NO. 82- 24381

FISCAL YEAR 12-31-06

* *Complete for ini l submissions only* ** *Please note name and address changes*

INDIC E FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INIT AL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REIN TATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROX) ☐

OICF/BY: dew

DAT : 5/16/07

DISCOVER FUTURE

VERBUND ANNUAL REPORT 2006

EUROPE IS GROWING

THE GLOBAL RACE FOR ENERGY

LIBERALIZATION – VISION AND REALITY OF AN EU-WIDE ELECTRICITY MARKET

NEW MOMENTUM AND OPPORTUNITIES FOR AUSTRIA



HIGHLIGHTS

SALES REVENUES



1 712.0
2.134.4
2.878.2
2004
2005
2006

+34.9%

OPERATING RESULT



386.0
527.0
806.5
2004
2005
2006

+53.0%

GROUP RESULT



235.4
349.3
501.1
2004
2005
2006

+43.5%

EARNINGS PER SHARE



0.76
1.63
2004
2005
2006

+43.5%

DIVIDEND PER SHARE



0.30
0.50
0.75
2004
2005
2006

+50.0%

OPERATING CASH FLOW



438.5
680.5
753.9
2004
2005
2006

+10.8%

FIVE-YEAR COMPARISON

FIVE-YEAR COMPARISON

	Unit	2006[1]	2005[1]	2004[1]	2003[1]	2002
Sales revenues	Million €	2,878.2	2,134.4	1,712.0	1,439.3	1,258.0
Operating result (EBIT)	Million €	806.5	527.0	386.0	321.2	331.1
Group result (excluding minority interests)	Million €	501.1	349.3	235.4	200.1	154.9
Balance sheet total	Million €	6,440.2	6,596.7	6,237.3	6,208.3	6,918.1
Shareholders' equity[2]	Million €	2,292.7	1,904.9	1,599.2	1,393.7	1,223.8
Interest-bearing net debt[2]	Million €	1,699.4	1,855.7	2,263.7	2,415.8	2,918.2
Investment in property, plant and equipment	Million €	201.2	117.7	77.9	74.6	45.0
Operating cash flow	Million €	753.9	680.5	438.5	410.1	315.1
Free cash flow	Million €	239.8	597.3	269.0	481.9	295.7
EBITDA margin	%	34.2	33.1	33.2	35.2	41.7
EBIT margin	%	28.0	24.7	22.5	22.3	26.3
Net operating margin	%	21.2	18.8	15.7	15.1	13.0
ROIC	%	15.6	11.3	8.1	7.0	6.3
ROE[2]	%	29.0	22.9	17.7	16.6	14.2
Capital-to-assets ratio (adjusted)[2]	%	39.2	34.6	30.3	26.8	21.5
Net Gearing[2]	%	74.1	97.4	141.6	173.3	238.4
Gross debt coverage (FFO)[2]	%	42.9	35.1	21.9	18.6	17.5
Gross interest cover (FFO)	X	10.6	8.9	5.9	4.4	4.0
Peak price[3]	€	41.60	30.13	16.56	9.26	9.71
Lowest price[3]	€	30.05	16.42	9.29	7.75	7.01
Closing price[3]	€	40.42	30.13	16.39	9.26	8.11
Market capitalization	Million €	12,457.44	9,286.07	5,051.40	2,853.93	2,500.75
Earnings per share[3]	€	1.63	1.13	0.76	0.65	0.50
Cash flow per share[3]	€	2.45	2.21	1.42	1.33	1.02
Carrying amount per share[2,3]	€	7.44	6.18	5.19	4.52	3.97
P/E (Ultimo)	X	24.86	26.59	21.45	14.22	16.12
Price/cash flow	X	16.52	13.65	11.51	6.94	7.92
Price/carrying amount[2]	X	5.43	4.87	3.16	2.05	2.04
(Proposed) dividend/share[3]	€	0.75	0.50	0.30	0.20	0.14
Dividend yield	%	1.86	1.66	1.83	2.16	1.73
Pay-out ratio	%	46.13	44.12	39.26	30.72	27.81
EV/EBITDA	X	14.39	15.75	12.88	10.41	10.33
No. of employees (annual average)		2,438	2,436	2,500	2,680	2,827
Electricity sales[4]	GWh	102,861	95,407	81,911	73,412	71,001
Hydro coefficient		0.96	0.98	0.99	0.87	1.11

[1] After disposal of Eco-electricity segment

[2] Share capital after reclassification attributable to limited partners

[3] The stock split of 23 May in the ratio of 1:10 was adjusted for the previous years

[4] Electricity sales after netting for external-electricity trade 2006 (after disposal of eco-electricity segment): 55,354 GWh, 2005: 52,420 GWh

CONTENTS

MAGAZINE

POSITIONING

MANAGEMENT REPORT

FINANCIAL STATEMENTS



FISCAL 2006

DISCOVER FUTURE – WE ARE READY!

In fiscal 2006, Verbund once again reported a record result, the fourth in succession.

SALES INCREASED by 34.9 % to € 2,878.2 million and the operating result improved disproportionately by 53.0 % to € 806.5 million. The group result rose by 43.5 % to € 501.1 million and we see this as the basis for a strong dividend increase. All of the group's subsidiaries improved their results, some quite significantly. In addition to being the best year in the history of Verbund, fiscal 2006 brought a number of qualitative changes which we would like to address individually. These changes are the



DIPL.-ING. HANS HAIDER
CHAIRMAN OF THE
MANAGING BOARD



fruit of the restructuring work we carried out over many years. We now know that the hard work was well worthwhile. The completion of the restructuring measures last year was a prerequisite for the successes we achieved this year.

We would like to thank all our employees and executives for making this possible. Were it not for their commitment, the initiative they showed and their responsible corporate actions, we would now not be able to present the positive results. Nor would be able to refer to Verbund's excellent competitiveness – not only in Austria but also on the basis of a European comparison. Today, Verbund is one of the most profitable energy utilities in Europe.

Due to the growth barriers in the Austrian market, our strategy over the last years has focused on foreign markets. In previous annual reports, we reported on the success of our trading activities as well as on our shareholdings, above all in Italy. In fiscal 2006, we managed to expand our foreign business even further. With shareholdings in France and Greece, we now benefit from the liberalization of the European market and the continuing scarcity of generation resources. Verbund has developed to become a popular partner for local energy utilities that require economic and innovative generation and supply concepts.

»Our successful internationalization strategy has allowed us to become one of the most profitable energy utilities in Europe.«

2.5 billion €

Investments until 2011

Due to the years of experience Verbund has gathered in these markets through its trading business and owing to the fact that the company has always been involved in procurement and sales, the risks associated with this business are, to a very large extent, foreseeable.

We are equally pleased with our success in the Austrian market which has been achieved in the face of fierce competition with other Austrian supply companies and foreign energy groups. In this context, we refer, in particular, to the increase in sales to domestic industrial enterprises. We are the only Austrian supplier that can offer such enterprises a comprehensive group package for all locations in Europe. In addition, we managed to significantly improve our position in the Austrian end customer market. We see the fourfold increase in the number of customers as confirmation of our strategy of producing

»Verbund is well prepared for the future. We are confident that the key ratios will improve once again in 2007, even if the challenges will be enormous.«

and selling economically efficient, clean electricity.

The development of the energy prices, which are now at more or less the same level as before deregulation, does, of course, contribute to the good earnings situation. Account should, however, be taken of the fact that the oil and gas markets were largely responsible for the price level while ten years ago, the market and margins were determined by other prices for primary energy. For this reason, we can conclude that the current success and Verbund's competitiveness is not a windfall but rather the result of hard restructuring work over many years which has created the efficiency and flexibility that allows us to be competitive in the Western European market and in the transition countries.

+34.2 %

Market capitalization increased

The dominant issue in our sector in 2006 was the recent wave of planned M&A activities and mergers between the major European players. Gas Natural wants to merge with Endesa, then e.on also makes a bid for Endesa. GDF and Suez want to merge following a takeover attempt by the Italian ENEL and then Iberdrola puts in a bid for Scottish Power. Parallel to this, there are takeover rumors concerning the second largest German supplier RWE. This is motivated by the growth potential that is created through economies of scale and the desire to enhance negotiating power vis à vis Europe's powerful primary energy suppliers.

DR. MICHAEL PISTAUER
DEPUTY CHAIRMAN OF
THE MANAGING BOARD





>66 %

Share of sales in foreign markets

DR. JOHANN SEREINIG
MEMBER OF THE
MANAGING BOARD

A consolidation of the highly fragmented electricity sector in Austria would also be advantageous. Cost benefits and bundled growth would strengthen the position of the Austrian electricity industry in an expanding Europe in a sustainable manner.

Verbund is well positioned for the future. In the coming year, we expect that the key ratios will once again improve significantly. The challenges, however, will be enormous. Tasks already lined up for the Verbund Group include securing the supply of primary energy, expanding generation, enhancing the grid capacities, strengthening our participation in the European market through trade and shareholdings and, last but not least, further enhancing end customer business in Austria.

»We believe that the fourfold increase in the number of end customers in Austria confirms the Verbund strategy of producing and selling economically efficient, clean electricity.«

We are confident that Verbund can continue to transform its strengths into market success in the future.

Dipl.-Ing. Hans Haider

Dr. Michael Pistauer

Dr. Johann Sereinig




THE GLOBAL
RACE FOR ENERGY

Will the earth's resources suffice to meet the growing requirements? The race for resources and technologies has begun.

THE DEMAND FOR ENERGY WORLDWIDE is rapidly increasing. In the last years, there has been a tremendous upsurge in the demand for raw materials, above all in China and India. Will the earth's resources suffice to meet the growing requirements? The race for resources and technologies has begun.

Reorganization of the global economy?

Former threshold countries are now starting to rearrange the structure of the global economy: Based on worldwide production, China already ranks No. 4 in terms of its economic strength. Based on purchasing power, five threshold countries are already ranked among the ten strongest economies: China, India, Mexico, Brazil and Russia.

Last year, China's economy grew by approx. 10 %, while Russia and India each achieved growth rates of 7 %. The combined economic growth of the EU 25 was modest by comparison at between 2 and 2.5 %. This would appear to be just the beginning of an accelerating development which could well culminate in a complete rearrangement of the global economy.

The deck is now being reshuffled. China and India are rearranging the structure of the global economy.

80 % of the world's energy requirements is covered with fossil fuels

Energy is one of the most important economic motors. Daily life without continuously available energy forms – mechanics, heat or electricity – is really hard to imagine. 80 % of the energy requirements worldwide are currently being met with fossil fuels that are taken from the earth's crust – crude oil, coal and natural gas.

Crude oil is still the world's most important energy carrier. It covers approx. one-third of the global demand for energy. The steady growth in transport services leads to a continuous increase in the demand for oil. Studies reveal that the number of cars will double internationally over the next three decades. Hence, »black gold« will – in the absence of a vehicle propulsion revolution – continue to increase in value.

+10 %

China's economy is breaking one growth record after another, followed by India and Russia.

Coal, the world's largest resource, is the second most important energy source. The USA and China are the world's top mining countries followed by Australia, India, South Africa and Russia. In contrast to crude oil, coal is mainly used in industry – most of the electricity that is generated worldwide is still produced using coal. Modern technologies, however, pave the way for clean utilization methods.

Natural gas ranks No. 3 among the global energy sources and production has increased steadily in the last years. Russia is ranked No. 1 among the gas producing countries.

The importance of transporting natural gas in the form of Liquefied Natural Gas (LNG) will grow steadily in the future. Here, the natural gas is cooled to minus 162 degrees Celsius. At this temperature, the gas forms a clear, colorless, non-toxic liquid that can be transported in a highly-compressed form without pipelines, e.g. by ship. This technology is widely used in Algeria and Australia. Algeria supplies France and North America, and Australia supplies Japan. Experts anticipate a strong increase in the number of LNG production plants worldwide. By 2020, LNG should account for approx. 17 % of all cross-border gas supplies compared to 4 % in the 1990s.

The hunger for energy in the threshold countries

Resources of crude oil, natural gas and coal are limited. Since 2000, world energy consumption has grown at twice the rate recorded in the previous 10 years. The threshold countries account for 85 % of the growth in demand. China alone is responsible for one-third of the additional demand for oil.

80 %

Approx. 80 % of the world's energy comes from fossil fuels – 36 % crude oil, 28 % coal, 23 % natural gas.

This is by no means a coincidence: Today, one-fifth of the world's population, which lives in industrial nations, accounts for two-thirds of the global demand for energy. The energy that remains – still – suffices to met the energy requirements of the other four-fifths.

Energy experts and economists are already raising the alarm: A continuous supply using fossil fuels can only be gua-



ranteed, at best, for another 30 years. The battle for resources has already commenced. Countries that are rich in raw materials, e.g. Russia, are growing in power. The dependence of the Western World, and Europe in particular, is growing.

The EU prepares itself

With its joint energy policy, Europe is trying to steer international developments. In the Green Paper on European strategy for sustainable, competitive and secure energy, the European Commission proposes a series of definite measures. These range from obligatory stocks of natural gas and the establishment of a European authority to monitor energy supply to grid expansion and the improvement of transnational connection capacities for electricity and gas.

The EU believes that the greatest possible diversification with regard to buying sources and means of transport is imperative for security of supply. In addition to considering alternative supply channels, the EU also believes that the member countries should closely cooperate in the area of energy-related foreign policy. A joint effort is essential to enhance Europe's negotiating power vis à

For how much longer can the world resources met the increased demand? Resources of crude oil, natural gas and coal are limited.

Andris Piebalgs | EU ENERGY COMMISSIONER

»WE ARE BECOMING MORE AND MORE EXPOSED«



»We have strategic reserves. These reserves secure energy supply short term. The medium- and long-term situation is, however, quite different«, emphasizes EU Energy Commissioner Andris Piebalgs. In 2030, Europe will import 90 % of its crude oil consumption and more than 80 % of its gas consumption. »We are becoming more and more exposed. We therefore have to consider the security of our energy supply.« Today, half of the EU's energy requirements are imported. Parallel to this, energy consumption is increasing in China and Russia. The supply situation will therefore become increasingly difficult. The EU Commissioner concludes: »For this reason, we urgently need to increase energy efficiency. Otherwise, the future will be pretty bleak. But energy efficiency can only be enhanced in a joint effort.«

»One this is certain – we need to form a common and much stronger energy foreign policy.« – The Commissioner states: »We are already engaging in intensive dialog with the energy supply countries, e.g. OPEC. We aim to achieve security of supply for the whole of Europe and not just for individual member countries.« The conflict between Russia and the Ukraine is an impressive example of the volatility of the European energy supply. »It just goes to show what can happen when the main supplier closes the tap. When 80 % of the Russian gas supplies to Europe pass through the Ukraine, each conflict between Russia and the Ukraine can threaten the supply of Russian gas.« Andris Piebalgs believes that the European Commission's Green Paper for energy is a step in the right direction.

He adds that **Europe is far removed from being a »flourishing energy market with transparent pricing«**, in spite of the Green Paper which, incidentally, is also criticized due to the absence of definite measures. One of his main concerns last year was the lack of progress that was made in the liberalization of the European energy market. In the meantime, there was also a proposal to set up a European regulatory authority. »This was a misunderstanding«, emphasized the commissioner following protests from several member states. »I never made any reference to a European regulator or a European regulatory authority. I merely said that we have to regulate at a European level.« He concludes: »The current structure of the national regulator would probably allow us to achieve this.«

»European consumers will have to act more economically for we are currently wasting at least 20 % of our energy!« Increasing the energy efficiency of the consumers will be one of the main challenges in the coming years. Why is it so difficult to prevent the stand-by consumption of electrical devices? In Germany alone, stand-by consumption is equivalent to the total output of two large-scale power plants! »But we can not compel all European consumers to pull out the plug after switching off the television. We need new technologies, a new generation of electrical devices. This will take time.«

»There are numerous possibilities for producing electricity – we can use gas, coal, nuclear power and alternative energy sources.« But there is one additional problem here: climate protection. »Electricity consumption is increasing every year. A lot of money needs to be invested in power plants and transmission lines. Capacities will have to be increased by 45 % by 2030. Hence, there is an urgent need for reliable investment conditions.« A real challenge at a national and international level.

Since 2000, energy consumption worldwide has grown at twice the rate recorded in the previous 10 years.

vis the major energy suppliers, namely Russia and the Middle East.

It may be of some comfort to the European Union that its dependence is not one-sided. Russia also needs the EU. Europe pays well and punctually. A McKinsey expert puts it in a nutshell: »Russia would lose between 50 and 75 billion dollars if it were to sell the West Siberian gas reserves to China and the USA instead of Europe. Russia and Europe should finally realize that they are destined for each other as energy partners. In view of the challenges that each party faces, cooperation and communication is more important than ever.«

Nuclear energy: an expensive alternative

In addition to the efforts to establish strategic partnerships with countries that are rich in raw materials, two clear tendencies can be identified in the Western Hemisphere that aim at reducing the dependency on foreign supplies and increasing security of supply: the increased utilization of nuclear energy and the turn to alternative sources of energy.

The greatest obstacle to nuclear energy from an economic perspective is the high investment volume: A reactor block that is constructed to European safety standards costs approx. € 3 billion. A comparable natural gas power plant only costs a third

COMPARISON OF PRIMARY ENERGIES







CRUDE OIL

The earth' most important primary energy source: 36 % of the world's energy requirements are covered with crude oil. According to the IEA, this share should drop to 34 % by 2030. *Source IEA*

- **Most important oil producing regions:** Middle East (Saudi Arabia, Iraq, Iran), Russia, North America, East Coast of Africa (Nigeria, Angola) and South America (Venezuela, Bolivia)
- **Strategic range** if existing trend continues (without the discovery of new reserves) – approx. 41 years *Source WEC*
- **Area of utilization:** primarily transport and chemical industry
- **High environmental burden** through CO_2 emissions during processing and combustion

COAL

In spite of the slight drop in importance, coal is still the main pillar of power generation, 24 % of the total energy requirements are covered with coal. *Source IEA 2003*

- **Most important coal producing countries:** USA (reserves of 246.6 billion tons), Russia (reserves of 157 billion tons) and China (reserves of 114.5 billion tons) *Source WEC Austria*
- **Strategic range** – approx. 155 years *Source WEC Austria*
- **Area of utilization:** Electricity generation in thermal power plants, industry (steel industry), also partly used by end consumer
- **Traditionally the highest environmental burden** of all fossil fuels through pollution but new technologies (filters, etc.) have, however, improved pollutant emission

NATURAL GAS

Third most important energy source worldwide – responsible for approx. 21 % of the world's energy supply. Steadily increasing in significance, IEA estimates that gas will have a share of 24 % in the total energy mix by 2030.

- **Most important gas producing countries:** Russia (reserves of 70 trillion m^3), Iran (reserves of almost 30 trillion m^3) and Qatar (reserves of approx. 23 trillion cm^3) *Source WEC*
- **Strategic range** – approx. 65 years – if present trend continues without discovery of new reserves. *Source WEC*
- **Area of utilization:** Electricity generation in gas turbine power plants, industry, liquid gas in drive technology
- **Clean combustion** – lower pollution and hence, lower environmental burden compared to oil and coal

of this amount. Whether or not nuclear power will experience a revival therefore remains to be seen.

In Austria, nuclear power is prohibited under constitutional law. Not least for this reason, alternative methods of generating energy are constantly being examined in this country. Today, Austria meets 25 % of its own energy requirements using renewable energy sources, above all hydropower and biomass.

New, clean energy generation methods

Important arguments for renewable resources include the increasing prices for fossil materials, the unpredictable nature of nuclear power plants and, above all, the steady increase in the level of environmental degradation.

The utilization of wind energy serves as an excellent example for a successful market initialization. At the end of 2005, a total capacity of approx. 60,000 MW had already been installed worldwide. The European Union held the largest share.

Today, renewable energies have a share of approx. 12 % in total energy consumption worldwide. The growth potential is enormous. Whether in the private household or in industrial motor technology:

Security of supply has become one of the industry's most important slogans.



REGENERATIVE ENERGIES

WIND ENERGY

Wind energy serves as an excellent example for a successful market initialization: At the end of 2005, wind power plants with a total capacity of approx. 59,322 MW had already been installed. The European Union countries had a share of 40,504 MW or 68 %.

- According to the IEA (2004), wind power had a 0.064 % share in primary energy generation worldwide.
- The largest producers of wind energy in 2005 were: Germany with 18,428 MW followed by Spain with approx. 10,027 MW and Denmark with approx. 3,122 MW. In Austria, wind power plants with a total output of approx. 819 MW were installed in the same period. *Source WEC*
- The feed-in price for wind power in Austria lies at 7.80 c/kWh (market price for electricity Q2 2006: 5.82 c/kWh).

SOLAR ENERGY

Apart from wind and water, solar energy is the third greatest hope for energy generation from alternative sources. Solar technology and photovoltaics have been around since the late 1950s. At that time, they were developed to equip satellites and provide these with a decentralized energy supply. Solarthermics is growing in importance in hot water production; electricity generated using photovoltaics is still very expensive.

- According to the IEA (2004), solar power had a 0.039 % share in primary energy generation worldwide.
- Today, solar energy has the greatest significance in Japan. Due to government grants, a growing number of Japanese people are having their homes equipped with solar technology. Japan is the world leader in the generation of electricity from photovoltaics with a total production of 824.3 MW (45% share in world market) followed by Europe with 515.3 MW (market share of 28%) from photovoltaic plants. *Source E-Control*
- In 2005, the feed-in price for photovoltaics in Austria lay between 47 and 60 c/kWh* (market price for electricity Q2 2006: 5.82 c/kWh) *Source Verbund*

** depending on the size of the plant*

BIOMASS

The earth's most significant alternative energy source: According to IEA estimates (2004), biomass and recyclable materials had a share of 10.6 % in primary energy generation worldwide. The Third World countries played a significant role here. Biogenic materials such as wood, wood waste and straw were used decentrally for cooking and heating purposes.

- Biomass, which has a share of approx. 1.05% in electricity generation worldwide, ranks at No. 7 just ahead of wind energy and solar energy. *Source IEA 2004*
- By 2030, the share of biomass in the total mix should increase threefold due to the utilization of modern heating power plants.
- In 2006, the feed-in price for subsidized biomass power plants in Austria lay between 10.20 and 16.00 c/kWh* (market price for electricity Q2 2006: 5.82 c/kWh) *Source E-Control*

** depending on the size of the plant*

New intelligent energy concepts are growing in popularity.

When all is said and done, society as a whole must shape the energy future. Politicians, economists, researchers and consumers are jointly responsible for ensuring that energy is handled in an efficient and environmentally compatible manner.

With its joint energy policy, Europe is trying to steer international developments.

Europe's dependence on natural gas

Conflicts relating to natural gas and crude oil between Russia and its neighboring states have already shocked Europe for more than a year. While Russia has the world's largest reserve of natural gas, oil and gas resources are rapidly being depleted in Europe.

Wind, water, the sun and biomass are the only sustainable resources available in Europe

The consumption of natural gas in Europe is expected to double by 2030. Today, import dependence for Russian gas already lies at 50 %. If the current trend continues, this will be as high as 70 % by 2030 – gas from Russia will therefore be vital to the survival of the European economy.

This dependence, however, is not totally one-sided. Europe is a secure, solvent customer with a well-developed infrastructure; the revenue Russia receives from Europe is greater than the proceeds from other world regions and this money is needed to open up new gas fields. All in all, Moscow does, however, appear to be in the better position at the present time and is therefore very keen to gain access to the end customer market in Europe.

Can the climate change be stopped?

The warning signals from the climatologists are becoming increasingly louder. Various scenarios prophesize an average rise in temperature of between 1.5 and 3.5 degrees Celsius by 2030 – by that time, CO_2 emissions will have doubled if the current trend persists.

A report published in the fall of 2006 – which was drafted by Sir Nicholas Stern on behalf of the British government – paints

ELECTRICITY GENERATION OF OECD IN 2006 %


62
23
Thermal power 62 %
Nuclear power 23 %
Hydropower 14 %
Geothermal, wind, solar and others 1 %

Source: OECD/IEA 2006

STATEMENT

Dr. Helga Kromp-Kolb | CLIMATE RESEARCHER AT THE UNIVERSITY FOR AGRICULTURE AND FORESTRY
Scientist of the Year 2005

»WE KNOW WHAT THE PROBLEM IS – NOW IT'S TIME TO ACT«



»The escalating climate change and the necessary move to alternative energy sources are major issues at the present time and they will continue to grow in significance in the future.« The climate change is not something that might happen in the future, it is happening today, it has been proved the world over and it is accelerating. Alone the natural instinct of self-protection commands measures to curb climate change so as to avoid the major climate catastrophes and adapt to the changes in climate which have now become inevitable. Investments totaling just 1 % of the global GDP in measures that are designed to reduce emissions could prevent climate damage that would ultimately cost ten times this amount. The next 10 to 20 years will be decisive: if the turnaround is not achieved during this time, we will have little chance of stabilizing the climate at a level that is comfortable for our society.

»The expansion of alternative, 'more gentle' energy forms such as the sun, wind, water or biomass instead of coal, oil and gas must form the core of all plans that are drawn up by the energy suppliers.« Low emission technologies are already available in many forms – it is now only a matter of selecting and using the technology that is best suited for the specific purpose in a given location. Energy conversion losses must be reduced to the greatest extent possible – high-quality electricity that is generated using thermal power should not, for example, be used to produce heat. Some renewable energy sources, e.g. the sun or wind, are not available to the same extent in all locations, and, for this reason, they should be combined in a meaningful manner. Hence, the future does not lie in the energy form, but in a suitable mix. Nuclear energy has no place in a sustainable energy supply: Apart from the safety risks and the unresolved problem of nuclear waste, it is now too late to look at nuclear energy as a realistic solution to the climate problem. Due to the closure of obsolete power plants, the contribution of nuclear power is expected to sink in the next 10 to 20 years.

»Increasing efficiency and curbing demand are even more important than alternative energy sources.« Asking how the growing demand for energy or electricity can be covered is simply not enough. The growth in energy consumption must be stopped – at least in the industrialized countries. Energy efficiency enhancements in the last decades in Europe have probably made a greater contribution to covering economic growth than alternative energies and nuclear power combined. Efficiency enhancement is the key to decoupling economic growth and the demand for energy – a goal, that has unfortunately not yet been achieved in Austria. With regard to the ground that has to be made up in the Third World, it is, however, clear that curbing the demand for high-emission goods and services must take priority over efficiency enhancements and alternative energy sources – and this does not, by any means, have to result in a lesser quality of life or a decline in wealth.

»Rethink: creative minds with vision and courage are urgently needed.« The economist Nicholas Stern believes that global warming reflects the colossal failure of the market. Hence, political regulatory measures are vital. A different approach needs to be taken in all areas and at all levels: This refers specifically to the politicians, but the electricity producers must also play their part. Would it make sense to expand the business field, let's say, to the sale of 'negawatts', i.e. electricity savings?

Andris Piebalgs:
»A lot of money needs to be invested in power plants and transmission lines.«



an even gloomier picture: Temperatures could rise by as much as 6 degrees by 2050. This is comparable to the total change in temperature since the last ice age.

In his report, Stern concentrates on the costs that would be associated with such a change: If worldwide measures were implemented immediately, the economic costs of changing to alternative energy sources could be kept to 1 % of the gross world product.

If such measures were not implemented within the next 30 years, costs arising from catastrophes could eradicate up to 25 % of world production.

The consequences of a global increase in temperature are difficult to estimate. Today, experts speak of the melting of the polar ice caps and glaciers, rising sea levels, droughts in Africa, the battle for drinking water and mass migration.

20 %

The EU aims to generate approx. 20 % of its energy using alternative sources by 2020.

To date, 168 countries have either joined, ratified or agreed to the Kyoto Protocol; the USA however, with the highest CO_2 emissions, still refuses to join. In addition, most of the Kyoto countries have not lowered their carbon dioxide emissions – in some countries the emission level has increased drastically. The original goal of lowering emissions in the industrial countries by an average of 6 to 8 % would appear to have been put off indefinitely.

Against the backdrop of import dependence and climate change, sustainability, economy and alternative energy sources are rapidly growing in importance. Can more energy be supplied from wind, water, the sun and biomass in the near future?

Alternative energy sources – a feasible solution?

The chances of regenerative energy are determined by three variables:

- the future price development for crude oil and electricity;
- the technical advances that reduce the cost of alternative energy sources;
- political decisions to promote »green energy«.

In the last years, wind energy experienced a real boom in Europe, particularly in Austria. This is mainly attributable to the feed-in compensation. In 2006, the price for wind electricity was approx. 33 % higher than the market price for electricity.

Wind energy could, however, quickly become competitive if the crude oil prices continue to rise so quickly. Increasing prices for fossil primary energy sources and technical advances should successively enhance the competitiveness of alternative energy sources.

In 2005, electricity generation from water, wind, the sun and biomass increased slightly. The share in total generation came to 13.7 %. The EU aims to increase the share from alternative sources to 22 % by 2020.

In the long-term, renewable energy sources could make a greater contribution to energy supply in Europe but the possibility of such sources providing a total or predominant supply still lies in the distant future. ■

STATEMENT

Dipl.-Ing.Hans Haider I GENERAL DIRECTOR OF VERBUND

THE ELEVENTH HOUR FOR EUROPE'S ELECTRICITY SUPPLY

Verbund General Director Hans Haider found clear words on the security of the electricity supply in Austria and Europe: »**For many years, the electricity industry has warned that the bounds of possibility will soon be reached.** The modernization of the electricity grid and the power plant has always been a prime concern for Verbund.« In this respect, Verbund has earmarked approx. € 2.5 billion for infrastructure investments in the coming years. Haider continues: »The politicians, however, are reluctant to make unpopular decisions and this proves to be a stumbling block time and time again. Hence, the blackouts in the last years – and also the one on 4 November 2006 – do not really come as a surprise to us. We knew it was going to happen. It was just a question of when.«

»**The electricity industry is ready to invest billions of Euros**«, Haider explains, clearly stating the intentions of this sector. »Shoulder-to-shoulder work is, however, needed at a European and international level to provide potential investors with the necessary legal security and accelerate the process considerably.« A power catastrophe of continental dimensions can still be prevented. The European electricity supply has, however, reached the eleventh hour.

The Verbund boss explains: »**It is a well known fact that many of the transmission lines in Austria were constructed in the 1950s and 1960s.** Electricity consumption has increased fourfold since then. This is similar to using the road infrastructure of the 1950s to cope with today's traffic volumes.« Haider appeals to the consumers themselves: »With all respect to those who live near transmission lines: People who use the noble product electricity should realize that a modern infrastructure is essential to transport the electricity to the consumer in an efficient manner.« For the last 22 years, Verbund has made great efforts to implement the 380 kV high-voltage 'Austria ring'. However, the approval for the construction of the 'Styria line', an important section of this ring, was still not granted in 2006.

Haider has set clear strategic goals for the future of the Verbund Group: »**Our tenet is: Profitable growth at all levels of the value chain while making efficient use of all available resources.**« Haider also identifies an important prerequisite: »It is essential that we invest strongly in further training for our efficient employees.« Verbund is keen to acquire further promising shareholdings in Europe, establish joint ventures, invest in electricity generation in Austria and abroad and promote international electricity trade. An appropriate strategy has also been adopted for the domestic market:

»**Austria's hydropower is not the property of individual provinces. It belongs to all the citizens of our country.**« For this reason, Verbund wants to offer electricity that is generated using Austrian hydropower to all Austrians at favorable prices. The Verbund boss explains: »Our parents and grandparents developed the hydropower in our country; our children and grandchildren should also benefit from this clean energy source.« The full deregulation of the EU energy market in mid-2007 should also provide enormous opportunities. The market comprises 250 million electricity consumers with a combined electricity requirement of more than 3 billion kilowatt hours. Haider: »This is 50 times the volume of the Austrian market – we are committed to using this European potential in the best possible manner.«

»The electricity industry is ready to invest, but the processes must be accelerated considerably.«





LIBERALIZATION – VISION AND REALITY OF AN EU-WIDE ELECTRICITY MARKET

The enhanced networking of the European markets should create more transparency for customers.

1 JULY 2007: The deregulation of the European energy industry is complete. Private households and commercial companies can freely select their supplier of electricity and gas – even if the supplier operates in a different country. Electricity is delivered directly to end customers throughout the EU region. Customers can select the best offer from various European suppliers.

01.07.07

The liberalization of the European energy industry should be complete by this date.

This is the EU Commission's vision of a unified EU electricity market.

In view of the little time available, the goal will be difficult to achieve. Reality paints a different picture.

Barriers to competition hinder opening the market

The EU Commission commenced with the analysis of the European electricity and gas market back in the summer of 2005. This analysis was prompted by massive and repeated complaints regarding the excessive prices and the lack of transparency in many European markets. Two interim reports have been published to date. Conclusion: Up to now, the European energy markets have only operated in accordance with the competition laws to a limited extent. The EU Commission identified clear deficits in the following important areas:

A pan-European market does not yet exist. Contrary to the EU directives 2003/54/EU and 2003/55/EU, electricity and gas markets are still mainly dominated at a national level. Apart from a few exceptions, the three largest domestic suppliers in most countries hold a share of more than 75 % of their own electricity and gas market. Added to this, private customers

Dipl.-Ing. Walter Boltz
MANAGING DIRECTOR OF THE AUSTRIAN
ENERGY REGULATORY AUTHORITY E-CONTROL

»THERE IS NOT ENOUGH COMPETITION«



»A comparison between Austria and Germany reveals that Austrian electricity consumers pay approx. 20 % less«, says Walter Boltz, who, in 2006, was reappointed as Managing Director of the Austrian energy regulatory authority for a further five years. He views the successful opening of the electricity market in October 2001 and the deregulation of the gas market in 2002 as his greatest successes during his first term in office and adds: »I also view the incentive regulatory system for grid utilization which was implemented in January 2006 as a great success.« Despite this, he is not totally satisfied with the competition situation in the energy sector:

»Unfortunately, competition in the electricity market still lacks impetus.« In this assessment Boltz agrees with the criticism that has been voiced by the EU and the Energy Commissioner Andris Piebalgs. Referring to the status quo in the Austrian market Boltz explains: »The problems are threefold. First, there is still a high level of market concentration in Austria. Second, there are market restraints for new companies entering the market and third, companies do too little to promote competition.« According to Boltz, electricity consumers still know too little about their rights and the possibilities that are available in a deregulated electricity and gas market. The statistics support this opinion – since the opening of the market only 3 % of all Austrians have changed their electricity supplier.

»The day on which there will be a single grid company in Austria is still a long way off.« This is the Austrian energy regulator's vision of a uniform Austrian electricity grid. A number of steps to streamline the structure of the grid area have, however, already been taken. According to Boltz, further measures to enhance efficiency, such as cooperations and mergers in the grid area, will follow.

»Unfortunately, there are still no independent transport grid companies in Europe«, says Boltz. He criticizes the fact that many grid operators still serve the interests of the integrated production or distribution areas. Only completely independent grid operators are in a position to prioritize the interests of their customers. He quickly adds: »But the public sector is also responsible, particularly with regard to ensuring that planned construction projects are approved within an acceptable time frame. There is still great potential for improvement here, particularly in the area of cross border lines.« Independent of the regulatory and liberalization issues, Walter Boltz is confident that the Austrian market will experience a strong growth in demand:

»One thing is certain. Electricity consumption is continuously growing in Austria with the result that we will have to increase imports or build new power plants.« Austria needs new base load power plants; these can be hydropower plants or thermal power plants. The Managing Director of the regulatory authority concludes: »I believe that we should keep both options open here in Austria so that companies can select the cheapest alternative.«

are very reluctant to change to a new supplier. This is clearly shown in a market survey conducted by EUROSTAT (The Statistical Office of the European Communities). 15 of the 25 EU member states have a change ratio of less than 5 %.

Cross border connection capacities are insufficient. 380 kV high-voltage lines and transnational gas pipelines are vital for cross border trading in electricity and gas. Insufficient capacities inevitably lead to supply bottlenecks. Countries like Italy that depend on imports are seriously impacted.

The unbundling of energy generation and transport is inadequate. The unbundling of energy generation and transport is obligatory under EU legislation. In many cases, these functions have not yet been separated. In the event of grid congestion, these suppliers profit from the subsequent energy scarcity and the rapid rise in energy prices.

Market information is poor and price formation is intransparent. The Commission criticizes the lack of reliable and timely information and the intransparent pricing on the European markets. Those who wish to change their electricity provider often have great difficultly in finding and comparing suitable offers from competitors. The Commission also sees this as a reason for the reluctance of consumers to change suppliers.

In an effort to promote the deregulation of the market, greater transparency and market-conform pricing for electricity and gas by 1 July 2007, the European Union decided to step up the pressure on the member states. On 12 December 2006, reminders demanding the effective unbundling of electricity generation and transport were sent to 16 member states. On 10 January 2007, the EU Commission

<5 %

15 of the 25 EU states have a change ratio of less than 5 %.

PRICE DEVELOPMENT

INCREASING PRICES ONCE AGAIN DETERMINED THE MARKET IN 2006

The European Energy Exchange (EEX) in Leipzig is the most important electricity exchange in Central Europe. In 2006, the average annual base spot price for electricity came to € 50.8/MWh. This is 10% higher than the value in 2005. The peak spot prices rose by as much as 16%.

The highest monthly average prices were recorded in July. Above-average temperatures and the associated production restrictions resulted in monthly average values of € 73/MWh (base) and € 135/MWh (peak).

The primary energy market, the spot market and the CO_2 market also influenced the forward market for electricity in 2006. In 2005, the average price for annual base for 2007 was € 39.8/MWh, in 2006, the average price climbed to € 55.0/MWh. The average price for annual peak for 2007 rose from € 54.3/MWh in 2005 to € 81.0/MWh in 2006.

The price for the North Sea oil Brent reached a record high on 07 August 2006: A barrel was traded in London at an average daily price of USD 78.30 (just under € 61). By way of comparison: At the beginning of 2006, the price lay at USD 61.35 per barrel (day rate on 03 January 2006).

In the third quarter 2006, the prices were driven by the hostilities between Israel and Lebanon, the conflict over the Iranian atomic program, the missile tests in North Korea, the temporary closure of a major oil field in Alaska due to a leak in the pipeline and the high level of demand. The prices dropped considerably when operations recommenced in Alaska.

The development of the oil price was influenced once again towards the end of the year by the OPEC announcement that the extraction rate would once again be lowered with effect from February 2007.

In addition, the United Nations imposed the first sanctions on Iran just before Christmas 2006. As expected, Teheran does not recognize these sanctions and is already indirectly threatening to use its »oil weapon«. Hence, the dominating issue in the oil markets in 2006 is also likely to have a decisive impact on the development of the oil prices in 2007. *Source: APT*

The spot trading prices for natural gas displayed a significant increase in March 2006 and reached an all-time high of € 103.10/MWh in Zeebrugge on 15 March 2006. At the beginning of the year, the gas price lay at € 36.23/MWh. The increase in the spot price is attributable to the discontinuation of operations at two gas fields in Norway, the cold weather, the high level of demand in Great Britain and the gas worker strike in France. The gas prices dropped again after the strike also due to the decline in demand and the warmer weather.

Spot market purchases only account for a small share of Austria's natural gas requirements. More that 90 % of Austrian requirements are covered through long-term contracts and contracts with medium and short terms. In contrast to the trading prices, these contracts are not subject to large fluctuations. The price for imported gas increased massively in the last two years. Against the backdrop of the oil price development, a sustained price drop is not expected in the near future. *Source: APT*

At the beginning of 2006, the coal prices on the spot market were quoted at € 44.32/t. They then rose to € 56.48/t (11 August 2006) and closed at just under € 52/t. The coal prices will remain at a high level in the long-term forward market. *Source: APT*

The CO_2 prices on the spot market rose from € 21.75/t at the beginning of 2006 to € 29.78/t on 18 April 2006. The significant surplus of CO_2 certificates in various EU countries sent the CO_2 prices into a tailspin from 27 April 2006 onwards. At the end of the year, the spot price lay at just over € 6/t. The downward trend continued in the first week of January 2007. *Source: APT*

PRIMARY ENERGIES 2006


80
70
60
50
40
30
20
10
01 02 03 04 05 06 07 08 09 10 11 12
Crude oil (USD/bbl)
Coal (€/t)
Gas (ct/Nm³)

SPOT MARKET 2006 €/MWh


600
550
500
450
400
350
300
250
200
150
100
50
0
01 02 03 04 05 06 07 08 09 10 11 12
Base
Peak

CO_2-EMISSION RIGHTS 2006 €/t


35
30
25
20
15
10
5
01 02 03 04 05 06 07 08 09 10 11 12



submitted its final report on the progress that had been made in the single energy market together with proposals for additional measures that aim at eliminating the competition deficits.

Austria's electricity regulator also summed up the events in the first five years of market deregulation. According to E-Control, all consumers profited from market liberalization during the first phase. For the last two years, however, competition in the European market and hence, also in the Austrian electricity market, has been dwindling. E-Control boss Walter Boltz believes that competition in the end customer market would have stagnated if Verbund had not become involved in this sector in summer 2005.

Consolidation is changing the European energy market

While regulatory and liberalization issues are being discussed at European and national levels, the market is preparing for a wave of mergers. A complete restructuring of the entire continental energy market is in progress. The battle for dominance in the electricity and gas areas has commenced at a national and international level. The EU Commission has expressed its concern and intends to »observe further market developments very critically«. Here, the criticism is not directed so much at the mergers in the energy sector – the Commission supports the formation of European energy giants – but rather at the trend towards national protectionism which focuses on protecting domestic energy suppliers.

75 %

In most countries, the three largest domestic suppliers hold a share of 75 %.

The radical changes in the European industry are in any case taking on greater – financial – dimensions: The merger between

The battle for dominance in the electricity and gas areas at a national and international level has commenced.

E.ON/Endesa will result in the formation of the world's largest electricity and gas supplier. Together, both groups supply 50 million customers in 30 countries. The annual sales of the new energy giant: € 74 billion. The takeover of the British electricity group Scottish Power by the Spanish group Iberdrola will lead to the creation of Europe's third-largest electricity supplier. Combined annual sales: € 19 billion.

European competitors, however, are not alone in the battle for energy market shares. Russia has already expressed an interest. The Russian gas giant Gazprom aims to participate in the European end consumer market. Gas from Russia should be sold directly to households via the European subsidiaries.

Gazprom has already established a foothold in the British market. Following the takeover of the gas supplier Pennine Natural Gas, Gazprom now has access to 600 industrial customers. Gazprom wants to sell 10 billion m^3 of gas directly in the British market by 2010 and aims to have a market share of 20 % by 2015. ■

INTERVIEW

Dr. Johann Sereinig | VERBUND MANAGING BOARD

»OPPORTUNITIES USED OPTIMALLY«

»The qualitative growth trend was once again continued in 2006 and we made optimal use of our competition opportunities.« Trade and Marketing Director Dr. Johann Sereinig emphasizes that Verbund's electricity business, which comprises generation, trade and distribution, contributed more than 90 % to the group's operating result. This is a respectable result, particularly in view of the competitive environment.

Sereinig continues: **»Compared to our competitors in Austria and abroad, we managed to strengthen our position even further«**, Verbund is clearly Austria's No. 1 in the electricity industry with a market capitalization of approx. € 12 billion. Sales activities focus on marketing Verbund's own generation at international market prices. The company currently operates in 20 markets and has established subsidiaries or joint ventures in eleven countries. The practice of diversifying sales into markets and target groups, a strategy which was adopted very early on, has proved to be particularly successful.

»Sales diversification allowed us to spread our business risk in the best possible manner.« In 2006, Verbund founded new trading companies in Slovakia, the Czech Republic and Greece. Sereinig: »In France, a market in which we have already been active for many years, we acquired an interest in POWEO. In Austria, VERBUND-Austrian Power Sales GmbH (APS), a 100 % subsidiary of Verbund which is responsible for direct electricity sales, completed its first full year of business.« Since the beginning of 2006, the distribution company has been supplying households, commercial customers and industrial enterprises in Austria with electricity from Verbund's own generation.

»In 2007, we shall continue push ahead with the internationalization and diversification of our sales markets. This is an essential prerequisite for the long-term overall success of the company«. Sereinig explains: »Two-thirds of the revenue from the electricity business is now generated abroad. By establishing a broad international presence we not only improve our sales base but also gain access to new and interesting growth markets.«

When asked to comment on the reluctance of Austrian electricity consumers to change suppliers and the obstacle that this poses to market liberalization, Sereinig replies:

»We have set ourselves an ambitious goal in the end customer business: We are the largest electricity producer in Austria and now we also want to become Austria's largest end customer supplier.« This means more competition for Austria. Although Austrian households are slow to change their supplier – the rate currently lies at approx. 3 % per annum –, VERBUND-Austrian Power Sales GmbH also acquires commercial and industrial customers. There is a lot more momentum in these markets. After just over one year in the Austrian end customer business, APS has signed agreements with more than 60,000 direct customers and acquired an order volume of just under 3 TWh. Sereinig, a member of the Verbund Managing Board, is confident that with a lot of hard work, the target of selling a quarter of Verbund's own generation directly to end customers by 2010 can be achieved: »We stand a good chance of achieving this goal. In 2007, Verbund's distribution business will already reach the dimensions of BEWAG in Burgenland. And there is still sufficient potential for further sustainable growth.«



FIT FOR EUROPE

The basis for the current success was set by the Verbund management almost a decade ago.

High production costs, inefficient group structures, a high level of indebtedness – these were just some of the unfavorable characteristics of the Verbund Group when the deregulation of the electricity market commenced just before the turn of the millennium. Management reacted quickly however, and established a future-oriented restructuring program with the aim of becoming competitive at a European level. The program was completed in 2006, and the success speaks for itself: Verbund is one of the most powerful performers on the Vienna Stock Exchange as well as in the European energy sector and is also one of the most valuable holdings of the Republic of Austria.

Last year, analysts described Verbund as being the top story in the European energy industry: An analysis carried out by the Deutsche Bank reveals: »Based on the profitability, Verbund ranks No. 1 among all electricity producers.« The Buy recommendation was pretty unanimous and the price charts clearly show that many investors from all over the world acted on this valuation.

A company which had little chance of shaping its own future before the turn of the millennium is now a role model for efficiency and »future fitness«. Prior to the opening of the electricity market, Verbund only operated in Austria and supplied just a few customers. High employee numbers and inefficient group structures resulted in high costs. Parallel to this, the price level for electricity was low and investment did not appear to be justified. Added to this was the exorbitant level of indebtedness: In 2000, net gearing was as high as 283 % – and this was also quite an achievement considering that it lay just under 500 % in the years before!

The restructuring program, which was drafted by the Managing Board, was ambitious and hard but it was implemented in a persistent and consequent manner. The most important measures included

- the reorganization of internal processes with a focus on value creation;
- concentration on the core business activities, combined with divestment;
- cost-reduction programs, debt-clearing and strengthening of balance sheet structure;
- reorientation in the Austrian market and internationalization.


OPERATING RESULT
Million €
800
700
600
500
400
300
200
331
321
386
527
807
2002
2003
2004
2005
2006

One consequence of these measures was the 50 % reduction in staff numbers. This was carried out in a socially-compatible manner and in close consultation with the works council. Steps were also taken to ensure that valuable expertise was not lost. Parallel to this, new personnel had to be recruited for new tasks, e.g. in the trading business. In addition, the company retirement scheme was outsourced to pension funds.

The restructuring program was positively influenced by the increasing energy prices which paved the way for accelerated debt clearance from the cash flow. Between 2000 and 2005, the cash flow increased almost threefold from € 241 million to € 681 million. This is primarily attributable to the cost reductions and efficiency enhancements. Finance Director Michael Pistauer emphasizes: »The restructuring program was instrumental in making Verbund's success story a sustainable one.« This is underpinned by the fact that the electricity price level today corresponds to the price level in the years prior to the


MARKET CAPITALIZATION
Million €
13.000
12.000
11.000
10.000
9.000
8.000
7.000
6.000
5.000
4.000
3.000
2.000
2.854
5.051
9.286
12.457
2002
2003
2004
2005
2006

deregulation of the electricity market in Europe.

A great deal of attention was paid to internal reorganization. Subsidiaries that engaged in core activities were merged, a modern group structure was created and holdings that operated outside of the core business areas – such as the telecommunications area – were divested. Market-oriented cooperation between the business units led to a strong increase in productivity.

+436 %

Dividends have increased by 436 % since 2002

The success of the growing market and customer orientation was also reflected in the balance sheet: Sales revenue rose from € 1,258.0 million in 2002 to € 2,878.2 million in 2006, the EBIT increased from € 331.1 million to € 806.5 million in the same period and the group result climbed from € 154.9 million to € 501.5 million. Pistauer: »These are the strongest growth rates in the European energy sector.«

The sustainability of Verbund's success is reflected, not least, in the Economic Value Added. The Verbund EVA increased by approx. 66 % since 2005 and more than fivefold in the last three years. The development of the Verbund share also paints a clear picture: The value of the share has almost quadrupled since 2000 and the dividend has increased sixfold.

The restructuring of Verbund in the last years embraced the modernization of the thermal power plants, efficiency enhancements in the run-of-river and storage power plants, the centralization of power plant control in individual control centers for the Danube, Drau and Enns power plants and the storage power plants and the decommissioning of inefficient generation capacities.

The market position of Verbund also changed decisively. Prior to the deregulation of the electricity market, the company only had 12 customers. Today, Verbund is a European player. In Austria alone, Verbund supplies electricity to 150 industrial enterprises and more than 60,000 private customers. The group already generates more than 60 % of its sales outside of Austria.

Two subsidiaries are responsible for Verbund's sales success. VERBUND-Austrian Power Sales GmbH has been actively involved in Austrian end customer sales for just under two years. Pistauer: »Verbund electricity is the only brand to achieve notable margins in the Austrian market since deregulation.«

The trading company VERBUND-Austrian Power Trading AG is the controlling arm of the group in European electricity trading. APT also trades on electricity exchanges outside of Europe and sells electricity outside of Austria. The company's knowledge of the foreign markets forms a sound basis for the acquisition of participating interests. Pistauer: »Our company is characterized by the fact that it is an asset-backed electricity trader and this guarantees optimal risk management for our foreign investments.«

Verbund's future lies in Europe. Following the successful expansion of the joint ventures in Italy and France we are now focusing on the electricity markets in South East Europe. We aim to achieve profitable growth, above all in Turkey, Greece, Macedonia and Rumania, through acquisitions within the framework of privatization.

Pistauer: »Verbund is well equipped for the future. Our competitiveness is beyond doubt. We will face all challenges that are posed by the market. In the next years, we will invest € 2.5 billion and strengthen our market presence, not only in Austria, but, above all, in South East Europe. We are calm and confident as we embark on our journey into the future.«

Today, Verbund is one of the European electricity utilities with the highest growth rates for profits, value and dividends.



DR. MICHAEL PISTAUER
DEPUTY CHAIRMAN OF
THE MANAGING BOARD

NEW MOMENTUM AND OPPORTUNITIES FOR AUSTRIA

The average electricity bill in Austria has increased significantly since 2000.

ON 10 OCTOBER 1945 the »Tiroler Tageszeitung« wrote: »Dear electricity consumers: Never cook and heat at the same time! Cook economically! Only heat the living area and never heat to more than 17° C!« During the war and in the post-war period, electricity was a scarce commodity which had to be used very sparingly. With growing prosperity, electricity became an everyday commodity and was soon consumed as naturally as the air we breath.

Today, electricity has once again become scarce. The resources of primary energy are dwindling and access to the remaining resources has become difficult due to political and geographical circumstances. The demand for energy is, however, increasing steadily. The prices for oil, gas and coal are increasing thus prompting a rise in prices for the noble product electricity. The average electricity bill in Austria has also increased significantly since 2000. Austrian households now have to pay an average of € 300 extra per year.

+300 €

Austrian households now have to pay an average of € 300 extra per year

Increasing prices once again determined the market in 2006

A look at the international markets quickly throws light on the situation: Increasing prices for oil, gas and coal naturally also have an effect on the end customer. The linking of the oil price to the gas price has a direct effect on the prime costs of the electricity producer. A look at the wholesale prices for electricity shows how price development trends for oil and gas affect the wholesale prices for electricity:

In 2006, the average annual base spot price for electricity came to € 50.8/MWh. This is 10 % higher than the value in 2005. The peak spot prices rose by as much as 16%. The highest monthly average prices were drought recorded in July. Above-average temperatures and the associated production restrictions resulted in monthly average values of € 73/MWh (base) and € 135/MWh (peak). On 22 July 2006, a provisional peak value of € 2,000/MWh was reached in hour 12. The absolute peak value of € 2,437/MWh was



DKfm. Dr. Claus Raidl | GENERAL DIRECTOR OF BÖHLER UDDEHOLM AG

MORE COMPETITION URGENTLY REQUIRED IN EUROPE



»Industry needs more competition among the energy suppliers«, emphasizes Claus Raidl, General Director of the world's leading stainless steel and materials company which is based in Vienna. »This is essential to allow industry to maintain competitive cost structures – an absolute must in times of global competition«. »Today, we are not just competing with other companies in Europe and North America – the rapidly growing expertise in China, India and the countries in Central and South America necessitates the efficient utilization of all resources at optimal prices.« Claus Raidl, the boss of Austria's showpiece group, believes that lower energy prices would be an enormous advantage, particularly in energy-intensive sectors such as steel production.

Raidl is convinced: **»The European Union has failed in its attempt to deregulate the energy market.«** Most of the European markets are still seller's markets. And the development over the last year – the rapid fusion of national energy utilities – point at an undesired, monopolistic future. »At a time when a merger between Gaz de France (the largest gas group in France) and Suez (French energy and environment group) is being discussed in France, nobody can turn around and tell me that this is going to boost competition.« Urgent action from the European Union is needed here. The biggest obstacle to competition is the failure to unbundel the grid and production companies.

»Energy saving potential through lower energy prices is being wiped out by the increase in grid fees«, says Raidl hinting at the fact that a structural separation of grid operators and electricity producers has not yet taken place. »How can I possibly benefit from a lower electricity tariff if there is a parallel increase in grid costs«. The European Union has also recognized an urgent need for action here. The unbundling of groups into grid operators and production companies is one of the most important points in the recently published report of the European Union on the status of liberalization in Europe. Apart from the competition issue, Claus Raidl views security of supply as being a central task.

Speaking on behalf of his competitors, the steel boss clearly states: **»Industry needs a market that functions, but it also needs security of supply.«** Claus Raidl continues: »Austria is doing quite well in this respect. One has to concede to Verbund that it was the only – if also the most important – supplier to perform its corporate duties in a masterly manner since the deregulation of the electricity market. Verbund combined security of supply with efficiency.«

»The provincial suppliers urgently need to change their way of thinking«, warns Raidl and emphasizes that closer cooperation and clearer structures in the Austrian market are essential. »Federalism is becoming more and more of an obstacle in Austria. In the case of the Austrian Electricity Solution, the regional politicians were not willing to surrender their playgrounds with their own small energy supply companies.« Raidl suggests that the provincial suppliers merge under the leadership of Verbund so as to create new opportunities for Austria in Central and Eastern Europe. »This would be a courageous and significant step.«

Günter Brauner: »If the planned Styria line helps to prevent one three-hour power cut, it will have already amortized itself.«

reached on 4 November 2006 in hour 19. This is attributable to a blackout that was indirectly caused by a cruise ship in Germany.

Two other factors are responsible for the price rises: The increasing share of taxes and charges in the total electricity price and the eco-electricity subsidies.

+2.3 %

Electricity consumption is expected to rise by 2.3 % annually up to 2010. Between 2010 and 2020 consumption may rise by as much as 2.7 % per annum.

Security of supply – grid expansion and additional power plants are a must

The gas conflict between Russia and the Ukraine once again made security of supply a central issue for electricity producers, regulators and politicians. The blackout on 4 November 2006, which was caused in Germany and spread to many parts of Europe, played an important role in boosting public awareness. On this Saturday evening, a transmission line was disconnected to allow passage to the Norwegian cruise ship the »Norwegian Pearl« on the Ems. This triggered a chain reaction that resulted in the failure of numerous lines. Millions of Europeans were affected by the blackout.

In Austria, the critical situation was relieved through immediate measures in the generation and grid area. In spite of these measures, 60,000 households in Austria were affected, mainly in the Styrian grid area. But there was fortune in misfortune in that the blackout took place in a period of low consumption during the weekend.

The consequences of such a blackout at a peak time during the week are hard to estimate. In any case, public life would grind to a halt for a number of hours, consumers would be restricted and the downtime costs for the economy would run into millions of euro.

The methods of preventing such blackouts in the future are well known: Günter Brauner, Chairman of the Institute for Energy Economics at the Technical University of Vienna, gives a definite description of what is needed: Austria needs efficient 380 kV high-voltage lines. The most important north-south connection (220 kV) is already being pushed to the limit. It is therefore vital that the 380 kV Austria ring be completed; the Styria and Salzburg lines are still missing.

Additional generation capacity is also essential as Austria's dependence on imports is growing steadily. Austria is already a net importer of electricity – in 2005, the

GRID PLAN


APG 380 kV line
planned APG 380 kV line
APG 220 kV line
APG 110 kV line
APG transport rights on foreign transmission lines
APG substation
planned APG substation
APG grid facilities in foreign plants
Foreign-owned substations
CZ
SK
H
D
CH
I
SLO
TAUERN
ERNSTHOFEN
WIEN SÜDOST
OBER-SIELACH



Austria is already a frontrunner in the generation of electricity from renewable energies.



ELECTRICITY GENERATION IN AUSTRIA AND IN THE EU 25 (2005)
TWh
Net generation
63.9
3,020.3
Imports
20.4
313.3
Exports
17.3
297.0
Deficit/share in generation
3.1
4.85 %
16.3
0.54 %
10
100
1000
Source: EUROSTAT
Austria
EU 25

energy deficit came to approx. 3.1 TWh. According to a EUROSTAT statistics, total generation amounted to 63.9 TWh – 20.4 TWh were imported and exports came to 17.3 TWh.

Fact is that neither the increased utilization of renewable energy nor efficiency improvements at existing power plants will suffice to cover the increase in demand. Walter Boltz, Managing Director of the energy regulator E-Control confirms: »We can definitely expect a further increase in energy imports.« There is no reason to assume that the demand for energy will decrease in the next years. WIFO Austria confirms this trend. Electricity consumption is expected to rise by 2.3 % annually up to 2010. Between 2010 and 2020 consumption may rise by as much as 2.7 % per annum. This corresponds to a 43 % rise in electricity consumption by 2020.

Investment in new power plant facilities is vital to prevent a massive increase in the energy dependence of Austria: Additional capacities of 3,800 MW will be required by 2015. But a lot of uncertainty still prevails: Drawn out processes and extensive environmental requirements lead to intransparency and investment uncertainty. The volatility of the fuel prices, the risks associated with technical innovations and an insecure regulatory environment are other factors that do not exactly improve the investment climate.

Important momentum for medium-sized hydropower plants

On 23 May 2006, the National Council adopted the amendment to the Eco-Electricity Act. As a result, legal security is now provided both for the constructors of eco-electricity power plants and electricity customers. The amendment adds new momentum, above all to the hydropower area – in addition to small power plants, medium-sized hydropower plants with an output of between 10 and 20 MW will now also be subsidized. Companies that have invested strongly in hydropower up to now stand to benefit from the changed conditions.

Austria, which does not have any nuclear power plants, is already a frontrunner in the generation of electricity from renewable energies. Approx. two-thirds of Austria's electricity comes from renewable energy sources, primarily from hydropower but also from wind and biomass. The feasible hydropower potential in Austria is currently utilized to 71 %.

The eco-electricity share was increased from 0.8 % in 2002 to 4.5 % in 2005. The Eco-Electricity Act Amendment 2006 seeks to increase the share of eco-electricity in total generation to 10 % by 2010. The amendment contains regulations for the expansion of eco-electricity up to 2011, with fixed subsidies and efficiency criteria.



Electricity consumption will continue to grow – approx. 43 % by 2020.

Additional subsidization in the total amount of € 1.14 billion is guaranteed for the period 2006 to 2011.

Moreover, an agreement was reached in the beginning of the year 2007 relating to the allocation of CO_2 certificates for the second trading period between 2008 and 2012: The National Allocation Plan for the second trading period provides for free certificate allocation in the amount of 8.1 million tons CO_2 for the electricity industry per year. This is equivalent to a further reduction of 900,000 tons CO_2 per year and poses a great challenge for the Austrian energy industry. A large share of the additional costs for the purchase of CO_2 certificates have to be passed on to the consumer through price increases.

900.000 t

The electricity industry has to contend with an 900,000 t reduction in CO_2 certificates per year up to 2012

In addition to environmental policy issues, there was extensive dialog on how to revive competition in the energy market. The Energy Security of Supply Act, which was enforced in May 2006, aims to boost competition: Grid operators must grant third parties access to the grid in a non-discriminatory manner – invoices, tariffs and the origin of the electricity should become more transparent. The actual effects of this measure remain to be seen.

The way forward

On 11 January 2007, the new government, formed through a coalition between the two major parties SPÖ and ÖVP, was



sworn in. The government program also contains a number of energy-related measures which should be implemented in the legislation period just started.

At a European level, security of supply is to be increased through a diversification of the resources, the expansion of renewable energy carriers will be promoted and the strictest security standards will be imposed for nuclear energy so that this can be reduced substantially. The program also provides for enhanced competition in the European energy market.

The primary aim for Austria is: »Securing a sustainable energy supply«. Imports of fossil energy carriers are to be reduced – through the promotion and expansion of renewable energy carriers, through domestic energy production, energy savings as well as through intensive energy research and new technologies.

With regard to the Austrian electricity industry, the government aims to further strengthen the position of Austrian companies in the single European electricity market. »Parallel to this, renewable energies should remain a central focus so as to further enhance – at an international level – Austria's position as a know-how leader for renewable energy technologies.«

Clear goals have been defined, particularly for the »renewables«: These should have a share of at least 25 % in total energy consumption by 2010. By 2020, this share should be as high as 45 %. The share of the renewable energy carriers in electricity generation should increase to 80 % by 2010 and 85 % by 2020. Added to this, there is a series of further measures which include a »master plan for the optimal utilization of hydropower« and the »expansion of power-heat co-generation as an efficient process for electricity and heat production«.

The government program is very clear with regard to one Verbund project: »The gap in the Austrian 380 kV ring should be closed immediately so as to reduce the risk of a large-scale power failure and guarantee sustainable security of supply for companies and households.« ■

INTERVIEW

Hans Haider I GENERAL DIRECTOR OF VERBUND

»SAVE WITH VERBUND«

General Director Dipl.-Ing. Hans Haider: **»Verbund is the most attractive electricity supplier for end customers in Austria.«** This can easily be verified with the tariff calculator of E-Control. The savings potential for Verbund customers is significant even though the energy price (electricity price excluding grid fees and taxes) is the only component of the electricity price that is open to free competition and therefore variable. The other two components, grid costs and taxes, are fixed and can not be influenced by other suppliers.

Hans Haider: **»We believe that electricity customers in Austria should know what a kilowatt hour of pure energy costs.«** In future, Verbund will continue to inform customers about the group's attractive electricity prices. Haider continues: »Clear information, transparency and comparability are essential to secure the required level of competition in the Austrian electricity market.« The cost-effective supply of electricity to Austrian households is also an important issue in fiscal 2007:

»Saving money with electricity from Verbund will also be a focus of attention.« VERBUND-Austrian Power Sales GmbH, the electricity distribution subsidiary of Verbund, increased the energy price by a moderate 0.6 cent per kilowatt hour with effect from 1 January on account of the marked increase in procurement costs. Haider: »In spite of this, the average Austrian household with an annual consumption of 4,000 kWh per year will find that we are cheaper than any other electricity supplier in Austria. And the price increases of the competitors have not even been included in this calculation.« The development of the competition in the Austrian market also stands in direct relation to the positioning of Verbund as price leader:

Hans Haider stresses: **»I would like to state very clearly that we at Verbund are not responsible for any lack of competition in the Austrian market.** On the contrary, since mid-2005, Verbund has boosted competition through the introduction of low-priced Verbund electricity.« Verbund unbundled its business divisions under corporate law as early as 1999. This unbundling, which is obligatory under EU legislation, was implemented in a consequent and comprehensive manner many years ago. A look at the organization of Verbund Group confirms this:

»The electricity transmission division was hived off into a separate stock corporation with independent managing boards, personnel and, of course, assets.« Haider continues: »There is absolutely no contact between our generation division and grid operations. We have even taken the step of relocating the grid company. In so doing, we met – at a very early stage – one of the important requirements for the promotion of competition in the Austrian electricity market.« The 2,400 highly committed Verbund employees will also focus on introducing fresh wind and more competition to the static end customer market in Austria in 2007.



DISCOVER FUTURE

VERBUND ANNUAL REPORT 2006

EUROPE IS GROWING

THE GLOBAL RACE FOR ENERGY

LIBERALIZATION – VISION AND REALITY OF AN EU-WIDE ELECTRICITY MARKET

NEW MOMENTUM AND OPPORTUNITIES FOR AUSTRIA



POSITIONING
SHARE

With a performance of +34.2 %, the Verbund share was once again a top performer among the listed European utility stocks in 2006. Hence, the Verbund share developed ahead of the ATX.

POSITIVE INTERNATIONAL STOCK MARKET SITUATION

2006 was a successful stock exchange year which was characterized by clearly increasing corporate profits, a strong upswing in the global economy as well as the execution and announcement of a number of mergers. The increases in the base bank rates of the ECB and FED and the troubles in the Middle East did not dampen the upswing in the stock markets. The upward trend of the oil price over the last years peaked in the middle of the year at approx. USD 80 per barrel and, together with the profit-taking, led to a clear price adjustment in the international stock markets. After peaking in August, the oil price settled at under USD 60. Hence, the price of the most important energy carrier has dropped by approx. 25 % since the summer. Parallel to this, the stock markets also recovered and, in most cases, recorded all-year highs towards then end of the 12-month period.

The New York stock index Dow Jones Industrial increased by 16.3 % in 2006 and recorded a new all-time high on the second last day of trading. The Euro Stoxx 50 grew by 15.1 % and therefore lay just behind the Dow Jones Industrial Index. The Japanese Nikkei 225 Index achieved a plus of 6.9 % in fiscal 2006. The five-year high that was recorded in April could, however, not be reached again in the further course of the year. The emerging markets - including the stock markets in the CEE countries – were negatively impacted by the market correction in the quarter 2/2006. The particularly strong quarter 4/2006 did, however, allow the CECE Index, which is calculated in Euro, to secure an increase of 14.67 %.

The key index of the Vienna Stock Exchange, the ATX, once again recorded an above-average price performance with a plus of 21.7 %. This improvement is attributable to the solid economic framework data for Austria and the most important markets of the companies that are listed in Vienna as well as the clear growth in corporate profits. The strong quarter 4/2006, in which the ATX achieved growth of 15.4 %, also allowed the closing price to reach a new all-time high in 2006 at 4,463.47 points.

VERBUND SHARE

ANNUAL PERFORMANCE UP 34.2 %

After an extraordinary performance of + 83.8 % in the previous year, the Verbund share started into the new stock exchange year 2006 at € 30.10 and recorded a new high of € 39.0 after the presentation of the annual results for 2005 on 28 February 2006. In March 2006, the share came under pressure as a result of profit-taking and an increase in the interest rates in America and Europe and fell to € 35.65. The share closed the quarter at € 36.70 and therefore achieved a positive performance of 21.8 %. In quarter 2/2006, the price of the Verbund share displayed a further strong increase and reached a new all-time high of €41.61 on 10 May 2006. Following the announcement of the failure of the planned merger between OMV and Verbund, the share price dropped continuously until 8 June 06 when it was quoted at € 32.90. The confidence of the investors was, however, restored very quickly and the share price once again embarked on an upward trend. On 30 June 2006, the Verbund share closed at € 37.60 and therefore achieved a positive YTD performance of 24.8 %. Quarter 3/2006 was characterized by strong fluctuations and the share closed at € 38.15 on 30 September 2006. After a quiet start to quarter 4/2006, the Verbund share recorded high increases in December and finally closed at € 40,42 not far from the all-time high. With an annual performance of 34.2 %, the Verbund share once again developed ahead of the ATX.

RELATIVE SHARE PRICE DEVELOPMENT €


140
130
120
110
100
90
1 | 2006
12 | 2006
Verbund
ATX
DJ STOXX Utilities

STOCK SPLIT IN RATIO OF 1:10

The good positioning of Verbund in Europe has allowed the share price to rise consistently since 2003. On 20 March 2006, the General Meeting decided to carry out a stock split in the ratio of 1:10 so as to make the Verbund share more attractive and more manageable for investors.

The stock split was entered in the commercial register at the Commercial Court, Vienna in April 2006. As a result of the stock split, the number of shares now in circulation has increased from 30,820,000 to 308,200,000 (of which 151,018,000 are listed, bearer shares, known as »bearer shares category A« with the ISIN AT0000746409). The stock split of the Verbundgesellschaft shares in the ratio of 1:10 was carried out on 23 May 2005. On this day, the Verbund shareholders received nine additional share certificates for one share certificate. Since this date, the share price is one-tenth of its original value.

To carry out the stock split, Verbundgesellschaft increased its share capital from unappropriated reserves by € 84,222,325 within the framework of a capital adjustment (from € 223,977,675 to

»The Verbund share was also one of the top performers among the utility stocks in fiscal 2006 with a plus of 34.2 %. Those who invested € 1,000 in Verbund shares have seen their investment grow to € 1,360 within the space of just one year!«



MAG. ANDREAS WOLLEIN
HEAD OF FINANCE MANAGEMENT AND INVESTOR RELATIONS

At Verbund, investor relations activities focus on providing analysts and investors with comprehensive and transparent information at the same time. In 2006, we further intensified and expanded our investor relations work.

€ 308,200,000). In accordance with the requirements of the Capital Adjustment Act, the increase was carried out without an issue of new shares. The share of one Verbund share in the share capital therefore rose from € 7.27 to € 10.00. After the stock split, one share represented € 1.00 of the share capital.

SHAREHOLDER STRUCTURE REMAINS UNCHANGED

SHAREHOLDERS STRUCTURE



Republic of Austria	51
Free float	< 24
TIWAG	> 5
WIENER STADTWERKE	> 10
EVN	> 10

After the stock split, Verbund has a share capital of € 308,200,000, which is spread across a total of 308,200,000 shares. 51 % of the shares are owned by the Republic of Austria and the remaining 49 % are quoted on the stock exchange. Major shareholders include EVN AG and Wiener Stadtwerke Holding AG each with > 10 % and TIWAG-Tiroler Wasserkraft AG with > 5 %. The remaining < 24 % are in free float.

The Verbund share is quoted on the Vienna Stock Exchange. In addition, the share can also be purchased in Frankfurt, at the regional exchanges in Germany, in London and in the USA through an American Depositary Receipt.

STOCK-SPECIFIC FIGURES

	Unit	2006	2005	2004	2003
Peak price*	€	41.58	30.13	16.56	9.26
Lowest price*	€	30.05	16.39	9.29	7.75
Closing price*	€	40.42	30.13	16.39	9.26
Performance	%	34.15	83.83	77.00	14.12
Market capitalization	Million €	12,457.44	9,286.07	5,051.40	2,853.93
Weighting ATX	%	4.59	4.57	3.99	4.39
Stock exchange turnover	Million €	5,500.65	1,830.90	761.61	269.00
Stock exchange turnover/day	Units	592,491	318,220	225,270	132,052
Earnings/share*	€	1.63	1.13	0.76	0.65
Cash flow/share*	€	2.45	2.21	1.42	1.33
Carrying amount/share*	€	7.44	6.18	5.19	4.52
P/E	X	24.86	26.59	21.45	14.22
Price/cash flow	X	16.52	13.65	11.51	6.94
Price/carrying amount	X	5.43	4.87	3.16	2.05
Dividends*	€	0.75	0.50	0.30	0.20
Dividend yield	%	1.86	1.66	1.83	2.16
Pay-out rate	%	46.13	44.12	39.26	30.72
EV/EBITDA	X	14.39	15.75	12.88	10.41

* The stock split of 23 May 2006 in the ratio of 1:10 is considered

Stock exchange turnover in Verbund shares reached € 5,500.7 million. On average, 592,491 shares were traded every day. As of 31.12.06, Verbund had the fifth highest valuation of all companies listed on the Vienna Stock Exchange. The total value of the company derived from its market capitalization amounted to € 12,457.4 million; its weighting at the ATX was 4.6 %.

SIGNIFICANT INCREASE IN SALES AND MARKET CAPITALIZATION

On 14 March 2007, the General Meeting will propose a dividend increase of 50 % from € 0.50/share to € 0.75/share for fiscal 2006. Hence, Verbund will be increasing the dividend for the sixth time in succession – by an average of 91 %. The pay-out ratio is 46.13 %. Based on the share price on 31 December 2006, the dividend yield comes to 1.86 %.

DIVIDEND INCREASE PLANNED

INVESTOR RELATIONS

At Verbund, investor relations activities focus on providing analysts and investors with comprehensive and transparent information at the same time. In 2006, we further intensified and expanded our investor relations work. 2006 was a record year with regard to the number of roadshows and participation in investors' conferences. Within the framework of extensive roadshows in Europe and the USA, management communicated not only the excellent results but also the strategic positioning of the company. The capital market honored Verbund's excellent positioning in the European electricity market and the analysts at the investment banks assessed the group in a very positive manner and, in the vast majority of cases, issued buy recommendations for the Verbund share. The willingness of the investors to purchase the share remained unbroken and ultimately led to Verbund's excellent share performance.

In fiscal 2006, the Verbund Annual Report 2005 was honored, similar to the Verbund annual reports in the previous years. In the Austrian Annual Report Award, which is organized once a year by trend magazine, the report won third prize in the Medium Quality and Business Reporting categories. The Verbund Annual Report 2005 was also No. 3 in the overall evaluation.

VERBUND ANNUAL REPORT RECEIVES AWARDS

In fiscal 2006, the Internet presence of Verbund - including the Investor Relations section – got a facelift. The central aim was to bring the homepage in line with the requirements of the Verbund stakeholders. The implementation of this new Verbund Internet concept has resulted in the creation of a new, user-friendly, modern and much faster Internet presence.

NEW DESIGN FOR VERBUND HOMEPAGE

In addition to the research reports of the major investment banks and the rating reports of the agencies Moody's und Standard & Poor's, which are published on a regular basis, the Verbund share was also covered by Goldman Sachs and the French institution Oddo Investment in 2006.

EXTENSIVE INTERNATIONAL RESEARCH

The following investment banks regularly publish research reports on Verbund:

- Bank Austria Creditanstalt (Harald Weghofer)
- CDC Ixis (Philippe Ourpatian)
- Deutsche Bank (Roland Neuwirth)
- Erste Bank (Christoph Schultes)
- Goldman Sachs (Deborah Wilkens, Irma Sgarz)
- Merrill Lynch (Simon Flowers)
- Oddo Investment (Grégory Deschamps)
- Raiffeisen Centro Bank (Teresa Schinwald)
- Sal. Oppenheim (Stephen Wulf)
- Société Générale (John Honore)

CORPORATE GOVERNANCE

Verbund is committed to the Austrian Corporate Governance Code and was also directly involved in its drafting in 2002. By actively implementing the code, Verbund aims to ensure that the group is managed and controlled in a responsible manner that facilitates sustainable and long-term value creation and that a high level of transparency is created for all stakeholders.

In fiscal 2003, Verbund was one of the first companies in Austria to undertake a commitment to comply with the code. Since then, the observance, to the greatest extent possible, of all rules set down in the code and the continuous optimization of the high internal standards have been precedent tasks for the Managing Board and the Supervisory Board.

The Austrian Corporate Governance Code was revised at the beginning of 2006. The amendments referred, in particular, to the activities of the Supervisory Board and rules relating to the members of the Supervisory Board and aim to enhance transparency through the introduction of stricter disclosure requirements.

The implementation of the latest version of the code is also strongly advocated by Verbund. Only 5 of the 80 C-Rules in the code are, in part, handled differently. Details relating to the departure from these rules are provided below (in keeping with the »comply or explain« principle):

C-Rule 2: Verbund largely adheres to the principle of „one share – one vote«. The only exception here results from a voting restriction in the currently applicable constitutional law, which regulates the ownership structure of the companies in the Austrian electricity industry and also forms a basis for the company's articles of incorporation. This states: »With the exception of regional authorities and companies in which the regional authorities hold an interest of at least 51 %, the voting right in the General Meeting is restricted to 5 % of the share capital.«

C-Rule 34: The cooperation between the Managing Board and the Supervisory Board is defined in detail in the rules of procedure of the Supervisory Board and the Managing Board. A comprehensive reporting system, which embraces all group companies in accordance with a uniform standard, has been installed to optimize the flow of information and reports from the Managing Board to the Supervisory Board. In addition, a detailed report on all shareholdings is submitted on an annual basis.
An appropriate adoption in the rules of procedure and the inclusion of all existing committees of the Supervisory Board is currently being aimed at.

C-Rule 38: In its 329th meeting on 13 September 2006, the Supervisory Board decided that a nomination to the Managing Board must be made prior to the nominee's 66th birthday. This age limit shall be anchored in the rules of procedure at the next planned amendment.

C-Rule 45: The rule stating that Members of the Supervisory Board may not assume any functions on the boards of other enterprises which are competitors of the company is, with one exception, being complied with by all members of the Supervisory Board. A proposal for including this provision in the articles of incorporation is aimed at.

C-Rule 57: The articles of incorporation at this point and time do not provide for an age limit for being voted onto the Supervisory Board. An appropriate stipulation shall be aimed at at the next amendment of the rules of procedure of the Supervisory Board.

As in the previous years, an external institution was voluntarily commissioned in fiscal 2006 to independently monitor adherence to the rules of the code. The findings of the external evaluation and information relating to the implementation of the code are provided on the Verbund homepage (www.verbund.at).

Regarding the external evaluation, which has now been carried out for the fourth time, the Managing Board declares:

»The Austrian Corporate Governance Code was applied and adhered to at Österreichische Elektrizitätswirtschafts-Aktiengesellschaft in fiscal 2005 in accordance with the explanations also provided on the Verbund homepage (www.verbund.at). Any slight departure from certain rules results, in part, from legal provisions which were adopted specially for Verbund or is merely of a formal nature. Compliance with the code will continue in fiscal 2007 and individual rules will, to the greatest extent possible, be implemented. For Verbund, the application of the Austrian Corporate Governance Code has always been of immense importance and it can be seen as a critical building block that serves to enhance the confidence shareholders, business partners, employees and the public have in our company.

SUMMARY OF THE FINDINGS OF THE REPORT ON THE EVALUATION OF ADHERENCE TO THE AUSTRIAN CORPORATE GOVERNANCE CODE IN FISCAL 2006

We have monitored the extent to which Österreichische Elektrizitätswirtschafts-AG adhered to the recommendations of the Austrian Corporate Governance Code as set down in the version January 2006 (ÖCGK – issued by the Austrian Working Group for Corporate Governance) in fiscal 2006. The responsibility for reporting on the implementation of and adherence to the principles set down in the Austrian Corporate Governance Code (»Declaration of Conformity«) lies with the Managing Board. It is our task to assess, on the basis of our evaluation, whether or not the statements in the Declaration of Conformity are accurate.

We have performed our evaluation on the basis of a questionnaire drafted by the Austrian Working Group for Corporate Governance for the voluntary external monitoring of compliance to ÖCGK with due diligence. The evaluation is based on interviews held with the board members and company employees named by the board members as well as on an examination of the documents made available to us by the company. Our evaluation is also based on a randomized examination of the evidence and details provided. We are convinced that our auditing procedures form an adequately sound basis for the evaluation and assessment of the appropriateness of the Declaration of Conformity.

In our assessment, the Declaration of Conformity issued by the Managing Board shows that the recommendations of ÖCGK were implemented at Österreichische Elektrizitätswirtschafts-AG in an appropriate manner in fiscal 2006.

Vienna, 31 January 2007

Ernst & Young
Wirtschaftsprüfungsgesellschaft m.b.H.

Mag. Helmut Maukner	Mag. Elfriede Baumann
(Certified Public Accountant)	(Certified Public Accountant)

STRATEGY

The Verbund strategy aims at achieving continuous, sustainable growth and enhancing profitability on an ongoing basis.

Within the framework of this strategy, which was adopted on commencement of the liberalization of the energy markets in Europe, long-term corporate planning initially focused on reorganizing internal structures so as to form a sound basis for high efficiency and profitability. This goal has been achieved and the restructuring process is now complete. Today, Verbund is a modern, international energy group that sets standards in many areas.

It was already clear many years ago that further growth in Austria could only be achieved through consolidation on the supplier side or through direct involvement in end-customer business. Verbund is now maneuvering successfully in both directions and will continue to intensify its activities in these areas.

Verbund has adopted a strategy of asset-supported electricity trading for its foreign activities. In contrast to some of the major players, Verbund does not buy into existing markets as this would result in high costs and correspondingly high risks. On the contrary, Verbund has used and will continue to use its extensive know-how in the areas of generation, trade and distribution to seek and exploit opportunities in other European countries.

The entry into foreign markets follows an established and preferred pattern which makes its easier to calculate the risks: Verbund familiarizes itself with the market through its trading business and then acquires a stake in a locally-based energy company. The third step involves setting up own generation capacities or securing electricity procurement rights that can be sold in the respective country.

Today perspectives, Verbund is one of the most profitable electricity groups in Europe. There is also definite potential for profit-oriented growth in Austria and abroad. Verbund aims to enhance the vertical integration of the value chain. This can be achieved through the consequent expansion of direct sales, e.g. by engaging in end customer business via the distribution company VERBUND-Austrian Power Sales GmbH, as well as through the provision of enhanced support and the pan-European supply of business customers and groups that have production facilities in several countries via VERBUND-Austrian Power Trading AG.

Moreover, Verbund is actively involved in the expansion and acquisition of power plant capacities outside of Austria. In addition to enhancing its operations in the hydraulic production sector, Verbund is expanding its assets, above all, in the area of thermal generation.

EXPLOITING EARNINGS POTENTIAL IN THE AUSTRIAN MARKET

In Austria, Verbund is increasing its portfolio of regional and municipal utilities so as to further strengthen its position in the end customer market. Examples here include the stakes that have been purchased in STEWEAG-STEG GmbH (SSG), the KELAG-Kärntner Elektrizitäts-Aktiengesellschaft (KELAG) and the public utility Energie Klagenfurt GmbH (EKG). Moreover, the imminent consolidation of the structures in the Austrian electricity and energy industry creates further earnings potential.

EXPAND GENERATION, MODERNIZE TRANSPORT GRID

Further growth potential exists in the diversification and expansion of generation capacities in Austria. By further expanding hydropower generation and, above all, through the modernization of existing power plants and the construction of new thermal power plants, Verbund is creating a sound basis for the sale of valuable peak electricity in the Austrian and European Markets. Verbund has used these earnings opportunities to carve out a unique competitive position that centers on the networking of hydropower, thermal energy and trading activities.

Finally, the completion of the urgently required Austrian 380 kV ring, which has already been a primary focus of attention at Verbund for many years, will enhance security of supply in a sustainable manner and the higher level of flexibility when transporting electrical energy will also improve Verbund's market chances.

FURTHER SUSTAINABLE AND PROFITABLE GROWTH IN EUROPE

Verbund is now an international player with operations beyond the EU borders: In 2006, Verbund had business relations in 20 countries and subsidiaries or joint venture in nine countries. The expansion strategy, which we embarhed on successfully with our joint ventures in Italy and France will be continued. New energy markets are also opening up outside of the EU. Promising markets are currently being developed, above all, in South East Europe. For various reasons, these can be seen as long-term growth markets but they do not yet have the required infrastructure in the energy area. Verbund identified the opportunities offered by the deregulation process very early on and the strategy that has been adopted will be pursued consequently in the coming years.

To control its growth-oriented foreign activities, Verbund has defined and prioritized its target markets. The top priority target markets are Turkey, Greece, Macedonia and Rumania. Shareholdings are currently being set up in Turkey and Greece. Macedonia and Rumania are still trailing in economic terms and, at present, hydropower resources are only being used to a very small extent. Hence, there is also great potential for Verbund in this area.

Target markets at priority level 2 include Bulgaria, Croatia, Bosnia, Serbia, Russia and the Ukraine. These markets will be processed when favorable opportunities arise.

Moreover, the value-oriented development of wholesaling activities in Germany, the Czech Republic, Slovakia and Hungary will make an important contribution to future earnings growth at Verbund. Verbund attaches great importance to achieving sustainable growth. For this reason, the establishment and maintenance of management capacities is a central focus.

In summary, it can be said that the targets that were defined for 2006 were more than fulfilled: Verbund has greatly improved its market position in the end customer area in Austria and has significantly enhanced is position abroad through expansion. Verbund is one of the top performers in the European energy industry and will continue to display profitable growth.

VALUE-BASED MANAGEMENT

Sustainable corporate value enhancement takes first priority in all decisions that are made within Verbund.

For this reason, Economic Value Added (EVA) is a decisive indicator for all control measures as, in contrast to EBIT, cash flow or margin-oriented ratios, it also embraces the risk-adjusted capital costs and helps to prevent false allocations. EVA is used in all corporate divisions as a central control criteria.

The following targets are defined within the value-based management concept:

- Increased transparency and comparability when measuring and analyzing performance at all corporate levels.
- Improvement of the efficiency of the capital employed by enhancing investment responsibility.
- Creation of an awareness for capital costs by integrating these in the performance analysis.
- Development of an understanding for the value-creation mechanisms and identification of the individual value drivers.
- Continuous development and technical implementation in standard reporting.

EVA provides an answer to the three most important questions on corporate value development: What is the generated result? What is the volume of appropriated, interest-bearing capital? What is the volume of the risk-specific capital costs?

The contributions to value enhancement are determined on a quarterly basis by deducting the capital costs from the overperformance reflected in the business result. The operating result is the operating profit before financing costs, including the result from participating interests less income taxes.

The capital costs are determined by multiplying the working capital, this being the sum of all interest-bearing capital items at carrying amounts, by the weighted capital costs.

WACC = 7.0 %

The interest on capital costs is based on a WACC (Weighted Average Cost of Capital) approach by way of a peer analysis and a target capital structure. In fiscal 2006, the WACC was adjusted for the current long-term borrowed capital costs and the altered target capital structure. This resulted in an increase in the WACC from 6.5 % to 7.0 %.

UTILIZATION IN OPERATIVE REPORTING AND PROJECT EVALUATION

The computational logic of the EVA was integrated into operative reporting using SAP. Future investment and acquisition projects will also be evaluated on the basis of uniform criteria. The decision-making process is based exclusively on value-oriented and strategic criteria.

Hence, a central criterion for the analysis of future projects is the cash value of the future Economic Value Added. This always leads to the same result as the discounted cash flow method if the same assumptions are used. To ensure optimal capital allocation, those projects that display the highest cash value will be realized. The integration of the EVA in the decision-making process ensures that the analysis of the periodic value contributions from implemented projects is carried out using the same principles that were employed when making a decision on the projects.

WEIGHTED AVERAGE COST OF CAPITAL (WACC)

Market Risk Premium (MRP)	5.0 %
x Beta Verbund	1.05
= Equity Risk Premium	5.3 %
+ Risk-free interest rate	4.0 %
= Equity expense ratio	**9.3 %**
x Equity ratio	60.0 %
= Weighted equity expense ratio	5.6 %
Risk-free interest rate	4.0 %
+ Borrowed capital spread	0.6 %
= Borrowed capital expense ratio before taxes	4.6 %
x (1 – tax rate)	75.0 %
= Borrowed capital expense ratio after taxes	**3.5 %**
x Borrowed capital ratio (Leverage)	40.0 %
= Weighted borrowed capital expense ratio	1.4 %
WACC	**7.0 %**

At Verbund, the EVA displayed the following development:

EVA® DEVELOPMENT — Million €

2004
2005
2006
346

We expect that the EVA will display another increase in 2007.

The average price for peak front year 2006 came to € 56.3 /MWh in the trading year 2005 and was therefore 14.7 % higher than in the previous year (€ 49.1/MWh).

In 2006, the prices for day-ahead supplies on the EEX came to an average of € 50.8 /MWh for base load. This corresponds to an increase of 10.4 % compared to the value recorded in the previous year. Peak load rose by as much as 16.2 % to € 73.3/MWh. After a strong quarter 1/2006 and relatively low prices in quarter 2/2006 due to the decline in the price for CO_2 certificates, the prices stabilized in quarter 3/2006 at a high level. The drop in oil prices and the unusually mild temperatures led to significant price decline towards the end of the year.

DEVELOPMENT OF WHOLESALE PRICES €/MWh


34.6
23.8
29.5
43.7
28.0
28.5
49.1
33.5
46.0
56.3
41.2
50.8
2003
Trade 2002
Supply 2003
2004
Trade 2003
Supply 2004
2005
Trade 2004
Supply 2005
2006
Trade 2005
Supply 2006
Source: Forward (Platts German Market Assessments); Spot (European Energy Exchange)
Front Year Base
Spot Base
Front Year Peak
Spot Peak

WATER SUPPLY BELOW LONG-TERM AVERAGE

The average water supply from the rivers, which is measured with a hydro coefficient and plays a decisive role in the area of hydropower generation, is another important factor that can influence the result. In 2006, the hydro coefficient of 0.96 was 4 % below the long-term average of the last 30 years and 2 % below the value reported in 2005.

At the beginning of the year, precipitation in the regions lay clearly below the normal values. In the extreme west and in parts of the south, precipitation was 20 % lower than in normal years. On the other hand, precipitation from Pongau to North Burgenland was 120 % up on the values normally recorded. In addition, the absence of thaw periods in quarter 1/2006 resulted in very low hydro coefficients in January and February. Precipitation was above average in April and parts of May. This, combined with the thaw, paved the way for very high hydro coefficients in these months. In quarter 3/2006, precipitation was clearly below average in July and September but high values were recorded in August, particularly in Eastern Austria. In quarter 4/2006, the hydro coefficient lay well below the long-term average. The value recorded in December was 23 % below the long-term average.

ONE-OFF ACCOUNTING MEASURES HAVE BURDENING EFFECT

In fiscal 2006, one-off accounting measures did not impact the earnings trend at Verbund to the same extent as in the previous year. In 2006, one-off accounting measures burdened the operating result by € 23.6 million.

The raising of the cost increment factors for supplementary health insurance had a negative impact on the operating result in the amount of € 16.8 million. In addition, provisions for semi-retirement programs and the adjustment of salaries had a slight burdening effect on expenses for pensions and similar obligations.

The recalculation of the provision for existing impending losses created at VERBUND-Austrian Thermal Power Gmbh & CoKG (ATP) and the provision for restructuring boosted the result in the amount € 19.8 million.

Other operating expenses include a provision for dredging work at Rossegg power plant.

ECO-ELECTRICITY SEGMENT DISCONTINUED

Due to new legal requirements, the processing and administration of the subsidies for eco-electricity, which had no effect on the group's profit, has no longer been carried out by VERBUND-Austrian

WEIGHTED AVERAGE COST OF CAPITAL (WACC)

Market Risk Premium (MRP)	5.0 %
x Beta Verbund	1.05
= Equity Risk Premium	5.3 %
+ Risk-free interest rate	4.0 %
= Equity expense ratio	**9.3 %**
x Equity ratio	60.0 %
= Weighted equity expense ratio	5.6 %
Risk-free interest rate	4.0 %
+ Borrowed capital spread	0.6 %
= Borrowed capital expense ratio before taxes	4.6 %
x (1 – tax rate)	75.0 %
= Borrowed capital expense ratio after taxes	**3.5 %**
x Borrowed capital ratio (Leverage)	40.0 %
= Weighted borrowed capital expense ratio	1.4 %
WACC	7.0 %

At Verbund, the EVA displayed the following development:

EVA® DEVELOPMENT — Million €

2004	
2005	
2006	346

We expect that the EVA will display another increase in 2007.

MANAGEMENT REPORT
BUSINESS DEVELOPMENT

BUSINESS FRAMEWORK

The possibility of a second wave of consolidation among Europe's electricity suppliers was already identified in Verbund's Annual Report 2005. In the meantime, the takeovers and mergers are well under way and have reached proportions that would have been hard to imagine just a couple of years ago. An end to this movement in the market is not yet in sight and the ultimate consequences of this concentration process are difficult to estimate at this time.

MEGA MERGERS AT A TIME OF CONFLICT BETWEEN NATIONAL AND EUROPEAN INTERESTS

e.on's acrimonious struggle concerning the Endesa takeover and the very negative reaction of the Spanish government have clearly shown that, when dealing with the strategic commodities water and energy, national interests are not a thing of the past. The planned merger between the French suppliers Suez and Gaz de France in reaction to the Italian takeover bid also showed that fusions of this magnitude involve risks which are very difficult to calculate and that national interests definitely take precedence over European interests. At this time, its is difficult to see where the journey will end: Will the Commission's vision of a large, open, highly competitive pan-European market in which the major supply companies have little influence be realized or have the first steps towards oligopolistic dominance in the markets, the preferred goal of the suppliers, already been taken. This danger is further enhanced through the activities of companies such as the Russian supplier Gazprom whose interest in the European market may extend far beyond the maximization of profits and whose corporate policies are very difficult to assess. At present, the demand for gas in the European Union is covered to 50 % by imports from Russia. The EU expects that this share will increase to 80 % in the next 25 years – a prospect that painfully highlights the absence of a uniform European energy policy.

INCREASING BUT VOLATILE WHOLESALE PRICES

All in all, fiscal 2006 was characterized by further increases in the wholesale prices, particularly on the forward market. The price development on the spot markets was, on average, equally positive but was characterized by a high level of volatility.

The wholesale price for a one-year forward displayed an average rise of 23 % for base load energy while the price for the more valuable peak energy increased by 15 %. In the course of the year, the more volatile spot market prices for base load energy and peak load energy rose by an average of 10 % and 16 % respectively in spite of the significant drop in quarter 2/2006 due to the deterioration in the prices for CO_2 rights and the reduction in quarter 4/2006 on account of the lower oil prices.

NOVEMBER BLACKOUT FUELS DISCUSSION ON SECURITY OF SUPPLY

In November 2006, a blackout hit many parts of Europe and parts of Austria. This incident triggered intense discussion on the security of the electricity supply in Europe as well as on the capacities and investments that would be necessary. Reference was repeatedly made to the fact that the reserve capacities had fallen to just 4.6 % in spring 2006 and that the European grid was highly susceptible to blackouts. This situation was made more precarious through the changes in consumer behavior: The traditional consumption peak in the winter months was accompanied by a peak in the summer months on account of the increased utilization of air conditioning devices. The low reserve levels were frequently interpreted as a signal to increase investment in power plant construction and grid expansion. At present, the investment ratio in Europe – based on sales – lies at approx. 10 %. Although this represents an increase on previous years, the value still lies below the long-term average of 12 %. An annual investment volume of € 30 billion for power plant expansion and € 20 billion for grid expansion is expected Europe-wide in the years up to 2009.

Austrian suppliers were also criticized following the November blackout in spite of the fact that security of supply has already been a primary focus of attention for many years in Austria, above all in the regions that are served by Verbund. The completion of the 380 kV ring and the technically challenging Limberg II construction project at the Glockner Kaprun power plant group are just two examples of Verbund's ongoing investment policy.

VERBUND IMPROVES MARKET POSITION

In spite of the growing uncertainty in the market, Verbund managed to further strengthen and expand its position at a national and international level. Generation levels at Verbund have always been very high and hence, the company became involved in the wholesaling of electricity very early on despite the relatively high risks that are associated with selling electricity in highly volatile markets. To hedge these risks, Verbund decided in 2006 to increase its focus on less volatile and demand-dependent customer segments: this entry into the end customer business was more successful than expected with the acquisition of approx. 60,000 new customers. This upward trend in the domestic market is also attributable to the favorable economic development in Austria which was boosted even further by the upswing in the pan-European economy.

The strong position on the Austrian market and the very favorable development of the company form the basis for expansion in selected foreign markets where Verbund can benefit from its experience as a producer and wholesaler and is already a trusted partner in the establishment of energy utilities. This extends beyond markets such as Italy and France, where Verbund is already well established with its joint ventures Sorgenia and POWEO, to include future markets in South East Europe, above all in Turkey, Greece and Rumania where Verbund is successfully working on the establishment of new companies.

HIGHLIGHTS

NEW RECORD RESULT GENERATED

In the environment described above, the Verbund Group once again recorded a record result in fiscal 2006 – the fourth in succession. Sales revenue increased from € 2,134.4 million in 2005 to € 2,878.2 million. This corresponds to a growth of 34.9 %. The earnings ratios, which display a disproportionate improvement compared to sales, are particularly positive. The operating result rose by 53.0 % from € 527.0 million to € 806.5 million. Profit after taxes climbed from € 402.1 million in 2005 to € 608.7 million. This is equivalent to an improvement of 51.4 %. The group result came to € 501.1 million after € 349.3 million in the corresponding period the previous year resulting in a growth rate of 43.5 %. In fiscal 2006, the Economic Value Added (EVA), the control-specific ratio for value creation within the Verbund Group, rose by 71.7 % to € 346.4 million.

INFLUENCING FACTORS

In 2006, the Verbund income statement was influenced by the following factors:

- strong rise in realized contract prices
- water supply under the long-term average
- one-off accounting measures
- discontinuation of eco-electricity segment

STRONG RISE IN REALIZED CONTRACT PRICES

The further expansion of trade and, in particular, distribution activities in the relevant international markets paved the way for the maximum utilization of acquisition and sales opportunities. Optimal use was therefore made of the very positive price development in wholesale markets in 2006.

The average price for base front year 2006 came to € 41.2 /MWh in the trading year 2005 and was therefore 23.0 % higher that the average price for base front year in the previous year (€ 33.5/MWh).

The average price for peak front year 2006 came to € 56.3 /MWh in the trading year 2005 and was therefore 14.7 % higher than in the previous year (€ 49.1/MWh).

In 2006, the prices for day-ahead supplies on the EEX came to an average of € 50.8 /MWh for base load. This corresponds to an increase of 10.4 % compared to the value recorded in the previous year. Peak load rose by as much as 16.2 % to € 73.3/MWh. After a strong quarter 1/2006 and relatively low prices in quarter 2/2006 due to the decline in the price for CO_2 certificates, the prices stabilized in quarter 3/2006 at a high level. The drop in oil prices and the unusually mild temperatures led to significant price decline towards the end of the year.

DEVELOPMENT OF WHOLESALE PRICES €/MWh


56.3
49.1
43.7
34.6
41.2
33.5
28.0
23.8
29.5
28.5
46.0
50.8
2003
Trade 2002
Supply 2003
2004
Trade 2003
Supply 2004
2005
Trade 2004
Supply 2005
2006
Trade 2005
Supply 2006

Source: Forward (Platts German Market Assessments); Spot (European Energy Exchange) Front Year Base Spot Base Front Year Peak Spot Peak

WATER SUPPLY BELOW LONG-TERM AVERAGE

The average water supply from the rivers, which is measured with a hydro coefficient and plays a decisive role in the area of hydropower generation, is another important factor that can influence the result. In 2006, the hydro coefficient of 0.96 was 4 % below the long-term average of the last 30 years and 2 % below the value reported in 2005.

At the beginning of the year, precipitation in the regions lay clearly below the normal values. In the extreme west and in parts of the south, precipitation was 20 % lower than in normal years. On the other hand, precipitation from Pongau to North Burgenland was 120 % up on the values normally recorded. In addition, the absence of thaw periods in quarter 1/2006 resulted in very low hydro coefficients in January and February. Precipitation was above average in April and parts of May. This, combined with the thaw, paved the way for very high hydro coefficients in these months. In quarter 3/2006, precipitation was clearly below average in July and September but high values were recorded in August, particularly in Eastern Austria. In quarter 4/2006, the hydro coefficient lay well below the long-term average. The value recorded in December was 23 % below the long-term average.

ONE-OFF ACCOUNTING MEASURES HAVE BURDENING EFFECT

In fiscal 2006, one-off accounting measures did not impact the earnings trend at Verbund to the same extent as in the previous year. In 2006, one-off accounting measures burdened the operating result by € 23.6 million.

The raising of the cost increment factors for supplementary health insurance had a negative impact on the operating result in the amount of € 16.8 million. In addition, provisions for semi-retirement programs and the adjustment of salaries had a slight burdening effect on expenses for pensions and similar obligations.

The recalculation of the provision for existing impending losses created at VERBUND-Austrian Thermal Power Gmbh & CoKG (ATP) and the provision for restructuring boosted the result in the amount € 19.8 million.

Other operating expenses include a provision for dredging work at Rossegg power plant.

ECO-ELECTRICITY SEGMENT DISCONTINUED

Due to new legal requirements, the processing and administration of the subsidies for eco-electricity, which had no effect on the group's profit, has no longer been carried out by VERBUND-Austrian

Power Grid AG as from 1 October 2006, but by the specially founded company OeMAG Abwicklungsstelle für Ökostrom AG (OeMAG). The former eco-electricity segment will therefore be presented in this financial statement as a discontinued operation in accordance with IFRS 5 (available-for sale long-term assets and discontinued business divisions). The discontinuation of the eco-electricity segment improves the EBIT margin as the drop in sales revenue and electricity procurement costs is practically the same.

EARNINGS POSITION

CONSOLIDATED INCOME STATEMENT (SHORT VERSION) Million €

	2004	2005	2006	Change
Sales revenue	1,712.0	2,134.4	2,878.2	34.9 %
Operating result	386.0	527.0	806.5	53.0 %
Group result	235.4	349.3	501.1	43.5 %
Earnings per share (€)*	0.76	1.13	1.63	43.5 %

* The stock split of 23 May 2006 in the ratio of 1:10 is considered

STRONG RISE IN ELECTRICITY REVENUE

The sales revenue of the Verbund Group was up 34.9 % at € 2,878.2 million compared to the previous year. Electricity revenue rose by 38.4 %. This significant improvement is attributable to the increased wholesale prices that were realized in market price indexed contracts. The customer segment Resellers accounted for 36.0 % of the total revenue from electricity, the End Customer segment made a contribution of 9.5 % and the remaining 54.5 % came from the Traders segment. Over 66.4 % of the electricity revenue was generated abroad with the largest growth being recorded on the German, Italian, Slovenian and French markets.

Electricity sales in the Resellers segment displayed a slight increase of 4.9 %. The decline in the volume of electricity sold to provincial companies in Austria was compensated by the price increases. The focus of trading business paved the way for a significant 69.0 % increase in sales revenue in the Traders segment to € 1,382.6 million. Electricity revenue in the End Customer segment was increased by 67.3 % to € 240.8 million. This was primarily due to the successful activities of the end customer company VERBUND-Austrian Power Sales GmbH (APS) which was founded in June 2005.

Grid revenue increased by 7.8 % to € 268.2 million. This increase resulted from the improvement in sales revenue from grid tariff settlements on account of the higher transport volumes and from the increase in revenue from the auctioning-off of cross border capacities due to the restricted line capacities. Auctions were also held on the Swiss border for the first time.

Revenue from certificate trading also improved significantly. The corresponding costs from certificate trading are shown under emission right purchases (trade).

SALES REVENUE 2006 Million €



Electricity sales	2,535.8
Grid sales	268.2
Emission rights (sales)	31.4
Other	42.8

FEWER ONE-OFF MEASURES REDUCE OTHER OPERATING INCOME

Other operating income fell significantly by 38.9 % to € 66.1 million. This development was essentially due to the omission in 2006 of one-off measures that were recognized in the income statement in fiscal 2005 (accruals for stranded costs for the thermal power plant Voitsberg and provisions for controversial receivables from transport contracts).

RISE IN ELECTRICITY PROCUREMENT COSTS

The electricity and grid procurement costs rose by 52.2 % from € 901.4 million to € 1,371.9 million. This increase resulted, above all, from the rise in purchase prices on the international procurement markets and the further expansion of distribution and trading activities in Europe. In addition, the expansion of the end customer distribution activities led to an increase in grid procurement costs.

Use of fuels and expenses for other purchased services fell by 9.6 % from € 109.4 million to € 98.8 million. This improvement is attributable to the fact that Voitsberg power plant was taken off line in May 2006 and the lower costs for CO_2 certificates. The recalculation of the provision for existing impending losses created at VERBUND-Austrian Thermal Power Gmbh & Co KG (ATP) and the provision for restructuring also boosted the result.

PAYROLL EXPENSES SIGNIFICANTLY REDUCED

Payroll expenses sank by 19.5 % to € 276.4 million. Expenses for salaries and wages rose on account of the collective agreement increase of 3.1 % while employee numbers remained practically unchanged. The reduction in payroll costs is attributable, above all, to the 52.3 % drop in expenses for severance payments and pensions to € 68.5 million. This is primarily attributable to the non-disclosure of very high one-off effects which were recognized in 2005 (incl. the application of modified death probabilities, the lowering of the discount rate used to calculate the provisions and the amendment of the parameters of the business plan of the defined-contribution pension fund). In fiscal 2006, the nominal discount rates were raised slightly compared to 31 December 2005 due to the development on the capital markets. This did not, however, have any significant effect on the result due to the parallel adjustment of the increment factors for recurring remuneration and pensions. The raising of the cost increment factors for supplementary health insurance resulted, on the other hand, in additional costs in the amount of € 16.8 million.

HIGHER CONSULTING EXPENSES BURDEN OTHER OPERATING COSTS

Other operating costs rose by 15.5 % to € 182.6 million on account of the higher legal and consulting expenses in connection with M&A projects and higher construction grants.

EXPENSES 2006 | **Million €**



Electricity and grid purchases and emission rights (sales)	1,402.7
Use of fuels	98.8
Payroll expenses	276.4
Depreciation and amortization	177.4
Other operating expenses	182.6

SIGNIFICANT RISE IN OPERATING RESULT

On the basis of the influencing factors and developments described above, the operating result increased by 53.0 % from € 527.0 million to € 806.5 million.

DEVELOPMENT OPERATING RESULT Million €


+267
+67
–42
–12
+53 %
527
807
2005
Contribution margin
Payroll expenses
Other operating income
Other income statement items
2006
(+) improving the result (–) burdening the result

The financial result dropped slightly from -€ 19.5 million to -€ 20.1 million.

The financing result improved significantly from -€ 73.7 million to -€ 60.9 million as a result of the lower bond and bank interest rates as well as the positive foreign currency effects. Compared to fiscal 2005, the valuation-related and realized foreign currency effects of financing transactions in Swiss Francs and Japanese Yen had a positive impact in the amount of € 12.5 million. Following an adjustment for foreign currency effects, the financing result only improved slightly. The interest rate adjustment for the provision for impending losses at VERBUND-Austrian Thermal Power GmbH & Co KG (ATP) had a negative impact.

FINANCIAL RESULT NEGATIVELY IMPACTED BY ONE-OFF EFFECTS IN THE RESULT FROM PARTICIPATING INTERESTS

The clear 34.0 % drop in the result from participating interests to € 31.0 million was mainly due to the interest in KELAG-Kärntner Elektrizitäts-Aktiengesellschaft which is accounted for using the equity method. In addition to the slight decline in profits for the period and the omission in 2006 of the income shown in the previous year due to the change in the corporate tax rate (conversion of deferred taxes), sub-group financial statements in accordance with IFRS were drawn up for this interest for the first time. The decline in profits at STEWEAG-STEG GmbH, which is attributable to a package that aims at securing the future of the company, was almost compensated by a positive effect in the form of a settlement between the company master-talk and the Republic of Austria in connection with the Adonis project. The result of the Italian joint venture Sorgenia developed positively and increased to € 10.2 million.

The result from long-term investments improved by € 2.6 million on account of higher income from securities investments and fund distributions.

DEVELOPMENT FINANCIAL RESULT Million €


–20
+13
+3
–16
–20
2005
Financing result
Result from long-term investments
Result from participating interests
2006
(+) improving the result (–) burdening the result

The effective tax rate was 22.6 % compared to 20.8 % the previous year. The deviation in the tax rate from the corporate tax rate of 25 % is mainly due to tax-exempt investment income.

Minority interests in profit increased by € 18.4 million to € 60.4 million due to jump in earnings at VERBUND-Austrian Hydro Power AG (AHP). The item »Profit attributable to capital shares repayable on demand« shows the shares external shareholders hold in VERBUND-Austrian Thermal Power GmbH & Co KG (ATP). This rose by € 36.4 million to € 47.3 million.

BEST GROUP RESULT IN COMPANY HISTORY +43.5 %

The group result in accordance with International Financial Reporting Standards (IFRS) (earnings for the period, attributable to shareholders of the parent company) improved by 43.5 % to € 501.1 million. The earnings per share increased to € 1.63.

FINANCIAL POSITIONS

CONSOLIDATED BALANCE SHEET (SHORT VERSION) — Million €

	2005	Share	2006	Share
Total assets	6,596.7	100 %	6,440.2	100 %
Non-current assets	6,008.0	91 %	5,874.4	91 %
Current assets	588.7	9 %	565.8	9 %
Total equity and liabilities	6,596.7	100 %	6,440.2	100 %
Shareholders' equity	1,904.9	29 %	2,292.7	36 %
Capital shares repayable on demand	60.6	1 %	107.6	2 %
Long-term liabilities	3,584.9	54 %	2,931.5	46 %
Short-term liabilities	1,046.3	16 %	1,108.4	17 %

DECLINE IN NON-CURRENT ASSETS

Long-term assets were down € 133.5 million on the previous year at € 5,874.4 million. This was mainly due to the conclusion of an additional »Payment Undertaking Agreement« at VERBUND-Austrian Hydro Power AG (AHP) in connection with the cross border leasing transactions. Under this agreement, the liabilities of AHP were transferred to a third party along with the existing securities (US Treasuries) that were used to cover the financial obligations.

Investments in property, plant and equipment came to € 203.3 million and therefore lay slightly over the value recorded for depreciations. The interests accounted for using the equity method increased by € 185.3 million mainly due to the acquisition of a 49 % interest in Energie Klagenfurt GmbH and a 20.6 % interest in POWEO S.A. as well as the capital increase to purchase a 40 % interest in POWEO Production S.A.S. POWEO. Other long-term investments increased due to the purchase of securities.

Short-term assets dropped by € 23.0 million to € 565.8 million. This decline is essentially due to a € 114.6 million drop in receivables resulting from the valuation of the electricity derivatives. Cash items rose by € 58.3 million to € 88.0 million.

ASSETS — Million €

2005 4,971 532 57
2006 5,294 426 140

Assets | Assets – cross border leasing | Receivables | Other current assets

LIABILITIES Million €


2005
1.905
2006
2.293
Shareholders' equity and minority interests
Capital shares repayable on demand
Financial liabilities
Financial liabilities – cross border leasing
Provisions
Other liabilities

SIGNIFICANT IMPROVEMENT IN SHAREHOLDERS' EQUITY/SHARE CAPITAL INCREASED

The shareholders' equity increased by € 387.8 million to € 2,292.7 million. The equity ratio, following an adjustment for closed balance sheet items from cross border leasing transactions, came to 39.2 % after 34.6 % on the balance sheet date the previous year. In 2006, Verbundgesellschaft carried out a stock split in the ratio of 1:10. To carry out the stock split, Verbundgesellschaft increased its share capital from retained earnings from € 224.0 million to € 308.2 million.

The puttable shares in VERBUND-Austrian Thermal Power GmbH & Co KG (ATP) were recognized for the first time under a separate item »Capital shares repayable on demand«. The figures for the previous year were adjusted.

FINANCIAL OBLIGATIONS REDUCED THROUGH DEBT CLEARING

The long and short-term liabilities were reduced by € 591.3 million to € 4,039.9 million. This is mainly due to the changes to the cross border leasing transactions described under non-current assets. The long-term financial obligations were lowered by € 143.7 million to € 801.0 million and the short-term financial obligations rose by € 138.7 million to € 438.8 million. The increase in short-term provisions in the amount of € 75.1 million is mainly due to the provisions for current taxes and the reduction in other liabilities is attributable to the market valuation of the electricity derivatives.

NET DEBT ONCE AGAIN LOWERED SIGNIFICANTLY

The net debt was also reduced significantly. It sank by € 156.3 million to € 1,699.4 million.

NET DEBT (SHORT VERSION) Million €

	2004	2005	2006
Short-term and long-term financial liabilities	1,759.2	1,244.8	1,239.9
Financial liabilities – cross border leasing	952.9	1,149.5	647.9
Capital shares repayable on demand	49.6	60.6	107.6
Interest-bearing provisions	643.3	677.7	681.2
Other interest-bearing debts	21.2	43.7	61.5
Interest-bearing gross debt	**3,426.2**	**3,176.3**	**2,738.1**
Cash and cash items	-12.3	-29.7	-88.0
Securities and loans	-236.1	-244.8	-357.3
Securities and loans – cross border leasing	-859.8	-1,037.3	-580.3
Other	-54.2	-8.8	-13.1
Total long-term assets	**-1,162.4**	**-1,320.6**	**-1,038.7**
Interest-bearing net debt	**2,263.7**	**1,855.7**	**1,699.4**

INVESTMENTS

CLEAR INCREASE IN LONG-TERM INVESTMENTS

The investment volume totaled € 551.5 million and was therefore 295.6 % up on the value reported in the previous year. The significant rise is primarily attributable to the increase in long-term investments as a result of the interests acquired in Austria and abroad. Of this amount, € 203.4 million was invested in property, plant and equipment as well as in intangible assets and long-term investments accounted for € 348.1 million.

INVESTMENTS IN 2006 — Million €



2004
1.9
2005
2.0
2006
2.2
Investment in property, plant and equipment
Long-term investments
Investment in intangible non-current assets

The main investments in property, plant and equipment included the storage power plants Limberg II and Gerlos II and the phase-shifting transformers of VERBUND-Austrian Power Grid AG (APG).

All in all, it should be noted that investment is still at a very low level. A considerable increase can be expected in the future.

INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	Million €
KW Limberg II	41.4
KW Gerlos II	22.3
Phase-shifting transformers	22.1
Installation of switching units in grid area Linz	12.3
Automation of hydropower plants	10.4
220 kV line Ernsthofen-Bisamberg (renovation)	5.7
Replacement of master machines at Aschach power plant	4.3
380 kV line Tauern-Pongau-Salzach-St.Peter	4.0
New dredgers for power plants on the Drau	3.3
Leoben power plant	3.3
Gerlos power plant – bottom outlet Gmünd Dam	3.1
380 kV line Kainachtal-Southern Burgenland	2.2
Others with individual amounts under € 3 million	66.8
Total	**201.2**

FINANCIAL STRATEGY AND FINANCING

Verbund's financial strategy is founded on five pillars:

- need-oriented, centralized group financing of the subsidiaries
- upholding a strong Single A rating
- guaranteeing adequate liquidity reserves
- maintaining extensive financial flexibility
- optimizing the risk structure on the basis of predefined limits

In accordance with this strategy, Verbund introduced a number of measures which were continued in 2006.

CENTRAL GROUP FINANCING THROUGH VERBUND-INTERNATIONAL FINANCE B.V.

In January 2005, the financing company Verbund-International Finance B.V. (VIF) was founded in Amsterdam to centralize all of the medium- and long-term financing of the Verbund group in an optimal manner. In the fiscal years 2005 and 2006, all existing loans of the Verbund subsidiaries were – to the extent that this was economically viable – transferred to VIF. In future, all medium- and long-term financing for the Verbund Group will be carried out exclusively via VIF under the guarantee of the listed Verbundgesellschaft. The short-term equalization of funds between the subsidiaries of the Verbund Group will be carried out by VERBUND-Finanzierungsgesellschaft mbH (VFG).

EXTENSION OF SYNDICATED LOAN

The maintenance of adequate liquidity reserves is a central element of the financial strategy. Due to its high credit rating, the Verbund Group has uncommitted credit lines with financial institutions in the amount of € 589.5 million. In addition, Verbund concluded a widely-spread syndicated loan in January 2005 in the amount of € 750 million. The term of this loan was extended by one year in January 2007 with the result that the loan is now available for another five years. The syndicated loan was concluded to provide the group with adequate liquidity reserves and extensive flexibility for future acquisitions.

LONG-TERM GOAL: STRONG SINGLE A RATING

The Verbund group communicates regularly and intensively with the rating agencies S&P and Moody's with the aim of upholding a strong Single A rating and negotiating the best financing terms on the international capital market. At present, Verbund has an A/stable outlook rating from Moody's and an A1/stable outlook rating from Standard & Poor's.

OPTIMIZATION OF RISK STRUCTURE

The financing activities of Verbund were carried out in strict accordance with the guidelines of the Risk Management Treasury which has already received many awards. This Risk Management System, which is the subject of continuous improvement, is considered to be one of the most developed systems of its kind in the German-speaking territory.

KEY FINANCIAL RATIOS DISPLAY VERY POSITIVE DEVELOPMENT

The key financial ratios displayed the following positive development.

KEY FINANCIAL RATIOS

	Unit	2004	2005	2006
Net interest expenses incl. currency effects	Million €	181,9	166,9	149,5
Net interest expenses excl. currency effects	Million €	173,7	160,5	143,9
Gross interest cover	X	5,9	8,9	10,6
Gross debt coverage	%	21,9	35,1	42,9

Interest expenses including exchange effects were lowered by 10.43 % to € 149.5 million. This was mainly achieved through consequent debt clearing from the cash flow as well as through the positive currency effects from the Japanese Yen. Over the last three years, Verbund has cleared debts in the total amount of € 1,100.1 million.

The Gross Interest Cover and Gross Debt Coverage ratios, which show the adjusted operating result in relation to the interest expenses and the interest-bearing gross debt, were further improved in the year under review. This is attributable to the increase in the operating result and the continued debt-clearing program.

FINANCING STRUCTURE

As of 31 December 2006, the Verbund Group had long and short-term financial obligations (balance sheet value) in the amount of € 1,239.9 million. The fair value of the financial obligations comes to € 1,255.4 million and shows that the Verbund Group is financed at a rate that is € 15.5 million more favorable than the current market conditions. 87.1 % of the financial obligations are in Euro and 12.9 % are in Japanese Yen. The average interest rate of the financial obligations is 4.0 %. The interest reaction rate shows that 60.9 % of the financial obligations have a fixed interest rate and 39.1 % are subject to a floating rate. The duration of the financial obligations portfolio is 2.0 years, the average remaining maturity is also 2.0 years.

Details relating to the required information on IAS 32 and IAS 39 are provided in the notes.

RESEARCH AND DEVELOPMENT

Research activities at Verbund are clearly defined and focus on application-oriented and innovative projects with the ultimate aim of utilizing and implementing these projects at an operational level in the core areas of generation, transmission and trade. They allow the company to implement the latest technological developments, create new applications for this expertise and further develop its technical plant and machinery, products and processes.

Activities that deserve a special mention include, for example, the project to increase the standard capacity in the area of run-of-river-generation by replacing the rotor blades in the power plants. In addition, the calculation for an innovative three-chamber surge tank for the pumped storage power plant Kaprun/Limberg II was carried out thus paving the way for faster output control and fish ladders with appropriate monitoring systems were implemented. Moreover, we examine the development of greenhouse gas emissions and the potential for preventing such emissions. The public is now paying greater attention to grid reliability and security of supply. Simulation calculations concerning the transmission grid show that the installation of phase-shifting transformers allow a more balanced utilization of the grid.

In 2006, 66 innovative and application-oriented research projects were processed. Of these, 27 were completed. The research projects have an overall project volume of € 27.5 million, with € 24.8 million of this amount coming directly from Verbund. In fiscal 2006, research expenses at Verbund amounted to € 7.2 million. In addition, Verbund is currently involved in three EU projects with a total project volume of € 10.4 million.

In keeping with Verbund's open communication policy, three research forums entitled »Growth needs infrastructure – infrastructure projects in the light of subsidiarity«, »Renewable energies – a challenge for the electricity grids in Europe« and »Will there be capacity bottlenecks in electricity generation and transmission?« were held.

OUTLOOK AND GOALS

POSITIVE OUTLOOK FOR 2007

Fiscal 2006 was another record year for Verbund. The earnings trend confirms Verbund's good position in the European electricity market and the success of our strategy. We expect that the business development will continue to be positive in 2007 in spite of the growing regulatory pressure at a national and international level and the increasing uncertainty with regard to the development of the wholesale prices for electricity.

VERBUND CONTINUES TO PROFIT FROM THE RISING PRICES

We expect that the wholesale prices, which are very important for the Verbund result, will stagnate in 2007 – but at a high level. The low reserve capacities in European electricity generation combined with the Europe's growing energy dependence on gas from Russia and geopolitically unstable regions lead to an increase in prices. On the other hand, the drop in the prices for primary energy sources such as oil, gas and coal and the lower prices for CO_2 certificates have a damping effect. By hedging own generation – approx. 60 % of the electricity that is produced in one year is already sold by Verbund the previous year –, we will be able to present increasing contract prices and hence, a further improved result in fiscal 2007.

PROFITABLE GROWTH THROUGH INVESTMENTS AND ACQUISITIONS

In fiscal 2007, we will further strengthen the focus on profitable investments and acquisitions in Austria and abroad. In fiscal 2006, an investment program worth approx. € 2.5 billion was approved for the period 2007 – 2011. These investments will flow into the further expansion of the Austrian power plant capacities and the Austrian high-voltage grid. A major part of the investments are growth investments: Replacement and maintenance investments only account for a small share.

In addition, we plan to strengthen our M&A activities in Europe. The central aim is to extend existing interests in resellers in Austria and acquire vertically integrated suppliers and generation companies abroad. The primary target markets are, above all, the neighboring markets Italy, Germany and Slovenia as well as France, where we have already established successful subsidiaries and joint ventures. In addition, we also aim to achieve profitable growth in Roumania, Macedonia, Greece and Turkey.

FURTHER EXPANSION IN DOMESTIC END CUSTOMER MARKET

We also plan to significantly increase our share in the Austrian end customer market in fiscal 2007. Through its direct distribution company VERBUND-Austrian Power Sales GmbH (APS), Verbund has greatly boosted competition in the end customer distribution area. At the end of 2006, we had already acquired approx. 60,000 customers. To further secure our own generation in Austria and win a higher market share in a customer segment that is less sensitive to prices, we plan to sell approx. 25 % of own generation to end customers in Austria and abroad in the medium term.

RISKS 2007

The earnings trend in 2007 is, however, also exposed to a number of risks. These are mainly regulatory risks at a national and international level and the price risks on the European wholesale markets.

Unbundling: In its latest publications and decisions the European Union is clearly moving towards »ownership unbundling«. The EU believes that the regulated transmission and distribution grids must be clearly separated from electricity generation, trading and distribution activities so as to promote competition in the European electricity market and enhance transparency. Numerous variants of ownership unbundling are currently being discussed – the manner in which Verbund will be effected remains to be seen. In any case, Verbund implemented the unbundling of its business divisions under corporate law in a consequent and comprehensive manner as early as 1999.

Regulatory measures: A number of regulatory measures, which the EU believes could remove market distortions, are now being discussed. In this context, we refer in particular to the Water Framework Directive and the proposed introduction of a water interest rate or a water tax.

The EU Water Framework Directive aims at restoring, to the greatest extent possible, the original status of the rivers for environmental reasons. The consequent implementation of this directive would inevitably lead to a reduction in hydropower production at Verbund. Hence, the result could be negatively impacted. In addition, the possibility of introducing a water interest rate or water tax for hydropower producers is currently being examined in Austria. The implementation of this measure would also have an adverse effect on the earnings trend.

Price risk (primary energy prices, CO_2 certificates): The greatest threat to the Verbund result is, however, posed by a possible deterioration in the factors that have the greatest influence on the development of the electricity wholesale prices. A sustained price reduction for crude oil and natural gas and a lowering of the prices for CO_2 certificates in the second allocation period between 2008 and 2012 would most likely have a negative impact on the group result. A lowering of the average wholesale price level by ± 1 % would, from an isolated view, affect the operating result in the amount of approx. € 15.0 million.

AMBITIOUS GOALS FOR 2007

We have massively exceeded the ambitious goals that were defined for sales, operating result, earnings per share, net gearing and economic value added in fiscal 2006.

Taking account of the current conditions and on the basis of an average water supply, we aim to achieve a further improvement in the results and key ratios in 2007. A further increase in the dividend distribution is also planned for fiscal 2007.

BUSINESS DIVISIONS

ELECTRICITY

Verbund, Austria's leading electricity company, generated approx. 85 % of its electricity from renewable hydropower in 2006. It is therefore one of the most environmentally friendly electricity producers in Europe. In addition, Verbund operates three modern thermal power plants. The activities of the group also include electricity wholesaling. Transactions are conducted bilaterally with traders and resellers as well as on the European electricity exchanges. Verbund sells electricity to large customers and resellers via its distribution companies in Austria and abroad and also supplies households and small enterprises in Austria. In 2006, a record result was recorded with a trading volume of 106,000 GWh.

RATIOS – POWER PLANTS

	Number	BC	SC	2004	2005	2006
		MW	GWh	GWh	GWh	GWh
Hydropower plants	87	5,832	21,674	21,978	21,816	20,836
Thermal power plants	9	1,850		4,891	4,223	4,233
Procurement rights for hydropower plants	20	590	3,030	2,984	2,972	3,017
Total	**116**	**8,272**	**24,704**	**29,853**	**29,011**	**28,087**

The hydropower output of the group primarily comes from 66 run-of-river plants and 21 storage power plants as well as from procurement rights for the hydropower plants of Ennskraftwerke AG, the Österreichisch-Bayerische Kraftwerke AG, the Donaukraftwerke Jochenstein AG and e.on Wasserkraft



DI DR. HERBERT SCHRÖFELBAUER
CHAIRMAN OF THE MANAGING BOARD

ING. MAG. MICHAEL AMERER
MEMBER OF THE MANAGING BOARD

VERBUND-Austrian Hydro Power AG (AHP) covers more than two-thirds of Austria's electricity requirements with environmentally friendly hydropower generation. It is therefore the largest electricity producer in Austria by a long stretch and one of the most important hydropower producers in Europe.

»Electricity from environmentally friendly hydropower is a sustainable and economic form of energy generation. The efficient utilization of the hydropower resources that are available to us is our most important task and also forms the basis for a self-sufficient energy supply.«

GmbH (a total of 20 run-of-river plants). In total, Verbund therefore has a bottleneck capacity (BC) of 6,422 MW and a standard capacity (SC) of 24,704 GWh which can be used in the marketing of generation capacities from hydropower.

Following the decommissioning of the Voitsberg power plant in quarter 1/2006, group generation was further increased through three thermal power plants with a bottleneck capacity of 815 MW. Six thermal power plants have been taken off line or are leased out. Hence, Verbund has a highly flexible power plant park which can be utilized in a market-oriented manner.

Verbund conducts wholesale transactions in the European market in the form of standardized trading via electricity exchanges and bilaterally with over 150 partners. The group is represented at the electricity exchanges in Graz, Laibach, Leipzig, Paris and Rome. Verbund is also involved in key account sales and, in this capacity, supplies resellers and industrial enterprises in Austria and abroad. The company has subsidiaries in Germany, Slovenia, Hungary, the Czech Republic and Slovakia which are used to open up new markets. In addition to the joint venture in Italy, Verbund has now also established joint ventures in France and Greece. At the end of 2006, a company was founded in Rumania and further subsidiaries are planned for Croatia, Serbia and Macedonia in 2007.

Through its trading activities, Verbund optimizes power plant utilization and markets own generation in the best possible manner. Verbund is one of the leading electricity traders in Europe with a record trading volume of approx. 106,000 GWh in 2006. This is more than one and a half times the amount of electricity that is physically consumed in Austria.

On 1 July 2005, Verbund commenced direct distribution to Austrian end customers with the aim of strengthening its market position in Austria and enhancing vertical integration. By the end of 2006, the targets had been well exceeded and 62,735 households and commercial enterprises had already been acquired as new customers in spite of the difficult competitive situation.

The highest number of agreements were concluded in the provinces of Vienna, Lower Austria and Upper Austria. Thanks to the elimination of the middlemen, a lean distribution structure and an efficient IT structure, it was possible to offer the end customers price advantages of up to 20 %. Verbund aims to achieve sales of 5 TWh with Austrian end customers by 2010. This translates into a market share of approx. 10 %. Direct sales to end consumers should also compensate for the decline in sales to regional utility companies.

ECONOMIC DEVELOPMENT

RATIOS – ELECTRICITY SEGMENT

	Unit	2004	2005	2006	Change
External sales	Million €	1,443.4	1,871.9	2,595.4	38.7 %
EBITDA	Million €	449.9	608.6	885.5	45.5 %
EBIT	Million €	320.4	481.0	762.9	58.6 %
Invested capital	Million €	3,267.8	3,435.8	3,492.5	1.7 %
ROIC	%	8.3	12.0	19.0	58.3 %
Investments	Million €	44.8	63.1	120.4	90.8 %

The sales revenue in the Electricity segment, which comprises electricity production, electricity trade and electricity distribution, rose by 38.7 % to € 2,595.4 million. This increase is attributable to higher wholesale prices, the rise in contract prices and expanded sales in all core markets. The Electricity segment contributed approx. 90.2 % to consolidated sales.

The EBIT increased by 58.6 % to € 762.9 million. This was due to the benefits derived from the increased wholesale prices in market price indexed contracts parallel to a low cost level. The Electricity segment generated approx. 94.6 % of the group EBIT.

Return on capital employed (ROCE), the return on interest-bearing capital, was increased to 19.0 %. Although the result improved considerably, invested capital increased by 1.7 % to € 3,492.5 million. As a result, profitability within the Electricity segment was improved once again.

In mid-2005, prior to the publication of the half-yearly report, Verbund adjusted the accounting and valuation methods for external electricity trade/third party trading in compliance with the international reporting procedures in the energy sector. In accordance with the net value method under IAS 39, purchases and sales from standard forward contracts in the ledger were netted out.

The adjusted group electricity sales amounted to 58,631 GWh (including own consumption). Of this amount, 25,784 GWh were sold on the domestic market and the remaining 32,847 GWh were sold abroad. This corresponds to an increase of 2.4 %. Verbund's three main customer segments are end customers, resellers and traders in Austria and abroad. The turnover before netting comes to 106,137 GWh.

End customer business increased by 19.8 % on account of the successful recommencement of operations in the Austrian end customer market and, above all, the significant growth in the French market.

Approx. 1,642 GWh were supplied to cover the consumption of Austrian customers.

Sales to resellers fell by 8.4 % to 22,794 GWh. This decline in the Austrian market is attributable to the drop in the number of agreements with Austrian provincial companies and lower sales from electricity procurement rights for generation-related reasons. The decline in foreign reseller markets was due to the increased utilization of derivative forward contracts with these customers.

Sales to traders once again improved considerably rising by 19.7 % to 26,264 GWh. Business with standard forward contracts, which is also primarily conducted with traders (netted in sales) increased by 10.5 % to 47,507 GWh. The volume of eco-electricity sold by the end of September came to 3,277 GWh. Due to the reorganization of the eco-electricity subsidies marketing is – since October 2006 – no longer carried out by VERBUND-Austrian Power Grid AG (APG) but by a separate company in which APG now only holds a minority interest.

The slightly increased utilization of circulation pumps led to rise of almost 1 % in own consumption to 2.107 GWh in a period in which grid losses remain unchanged.

A breakdown of sales on the basis of regional markets clearly shows – after netting out the forward trading business – that approx. half of the volumes sold, were sold outside of Austria. Disregarding the processed and administered eco-electricity volumes and own consumption, the foreign share comes to approx. 62 %.

Sales to foreign markets therefore increased by a further +17 %. A total of 2,366 GWh were sold to end customers (56 % of total sales to end customers) and 5,669 GWh were sold to resellers (25 % of total sales to resellers). Substantial increases were recorded, above all in the German and French markets. Germany accounted for almost 75 % of sales to foreign markets.



MAG. CHRISTIAN KERN
MEMBER OF THE MANAGING BOARD

DIPL.-ING. DR. GÜNTHER RABENSTEINER
SPOKESPERSON OF THE MANAGING BOARD

VERBUND-Austrian Power Trading AG (APT) is the controlling company for the trade and distribution of electricity in Europe. APT sells electricity directly via its distribution subsidiaries all over Europe and trades at the European power exchanges as well as in the bilateral trading market.

»We are keen to expand and achieve sustainable growth so that we can operate successfully in the international electricity market. We look beyond the EU frontiers and operate in all regions where electricity markets are opening up.«

SALES BY COUNTRIES	GWh
Austria	25,784
Germany	24,630
France	3,962
Slovenia	2,240
Italy	1,499
Greece	450
Luxembourg	44
Poland	9
Czech Republic	7
Slovakia	4
Bulgaria	2
Total	**58,631**

In Austria, 1,824 GWh were sold to end customers (this corresponds to 44 % of total sales to end customers) and 17,125 GWh were sold to resellers (75 % of total sales to resellers).

PRICES

In 2006, price development was guided by the decline in reserve capacities, higher costs for the primary energy sources oil and gas and the massive influence CO_2 emission certificates had on generation costs.

The electricity prices for forward contracts base 2006 traded in 2005 were 23 % higher than the level recorded in the previous year. The average base spot market prices, however, rose by 10.4 % compared to 2005. The prices for forward contracts peak 2006 traded in 2005 were 14.7 % higher than the level recorded in the previous year and the average peak spot market prices rose by 16.2 % compared to 2005.

The development on the spot market differed greatly in the individual months. The prices in quarters 1 and 3/2006 were higher than the values recorded in the corresponding periods the previous year and the prices in quarters 2 and 4 were lower.

All in all, the base and peak products lay clearly above the average forward price level in 2005 but they did not, however, reach the values that were forecast at the beginning of the year.

ELECTRICITY PRICES €/MWh



100
80
60
40
20
0
12 I 1999 Supply 2000
12 I 2000 Supply 2001
12 I 2001 Supply 2002
12 I 2002 Supply 2003
12 I 2003 Supply 2004
12 I 2004 Supply 2005
12 I 2005 Supply 2006
12 I 2006 Supply 2007
Platt's Front Year Peak
Platt's Front Year Base

The forward prices for a base supply 2007 increased from € 51/MWh to € 60/MWh during the year but dropped back to € 51/MWh at the end of the year. The prices for a peak supply 2007 increased from approx. € 70/MWh to over € 87/MWh during the same period and closed at € 78/MWh.

OUTLOOK

In fiscal 2007, investment in hydropower will focus on the construction of the power plants Limberg II, Gerlos II and Werfen/Pfarrwerfen as well as on the renovation of the master machines in Aschach power plant.

In Austria, approx two-thirds of the hydropower potential is currently being used. A further expansion in the vicinity of 16 billion kWh is technically feasible. This corresponds to approx. 25 % of the total volume of electricity consumed in Austria. The EU Water Framework Directive, which could lead to generation losses of between 2 and 7 % from 2015, must, however, also be considered here. As a result of this directive and commercial profitability criteria Verbund will only be able to use, at most, 1 billion kWh of the remaining potential in the next five years.

Austria will need additional electricity generation capacities of approx. 3,000 MW by 2015; Verbund is likely to provide 50 % of this capacity. A major part will be provided by the new pumped storage power plants such as Limberg II and Gerlos II. The additional generation that is needed will mainly come from the new gas-steam power plants such as Mellach or Klagenfurt which supply electricity and district heating.

The confirmation of the currently high forward market prices by the spot market is essential for the earnings trend in 2007. The main influencing factors are the reserve capacities that are available, the development on the CO_2 certificate market and the prices for primary energy sources. The level of reserve output is greatly determined by the weather-induced demand situation. Due to the over-allocation which is currently being signaled, the CO_2 certificate market is likely to have a damping effect in 2007. From 2008, the certificate price will be determined by the allocation practices (amount of free allocations and recognition of alternative certificates) of the individual EU states whereby the market expects that the amount of free allocations will be significantly reduced as a result of the over-allocation in the first phase. In 2007, the spot market will be influenced by the weather conditions and the development in the markets for primary energy sources. Against this backdrop, the existing marketing approach for hydroelectricity guarantees a further improvement in the result.

Verbund intends to broaden its involvement in the emissions trading market. Hedging transactions for the fuel procurement of the thermal power plants and for fuel price indexed electricity supply agreements will also result in enhanced activity in the fuel derivatives market.

Due to the growing significance of generation value hedging, the trading business will also have the highest share in sales in 2007. In spite of the sales losses from the companies of EnergieAllianz Austria GmbH (EAA), domestic business will have the second highest share in sales after trading. Due to the purchasing behavior of EAA, the market shares in the Austrian reseller market will continue to deteriorate.



MAG. DDR. KARL GOLLEGGER
MANAGING DIRECTOR

MAG. DR. EVELINE STEINBERGER
MANAGING DIRECTOR

VERBUND-Austrian Power Sales GmbH (APS) ensures that the level of competition in the Austrian electricity market remains high and also brings momentum into this market. The lean and innovative company supplies electricity to household customers, commercial and agricultural companies, small and medium-sized enterprises as well as Austrian end customers.

»In just under one and a half years, we have acquired more than 60,000 direct customers with a contract volume of just under 3 TWh. Together with our sister company APT, we want to sell 25 % of Verbund's own generation directly to end customers by 2010. We aim to become the most profitable electricity distribution company in Austria.«

The foreign markets will offer significant growth potential. In addition to strengthening its market position in the markets that are already processed by APT and the group companies in Slovenia, Hungary, Slovakia, the Czech Republic, Rumania and Greece, Verbund will focus on expanding its market presence in the East and South East European markets. Further companies are already planned for Macedonia, Serbia and Croatia.

Becoming established in new markets and border capacity management represent two of the most important challenges in fiscal 207.

The positive growth trend in direct distribution business in Austria will be continued in 2007 so as to achieve the aims that have been defined for the period up to 2010. It is expected that customer numbers will reach the 90,000 mark by the end of the year. The volume of new agreements for the year is estimated at 1.5 TWh.

All activities will be carried out in accordance with the group's clearly defined profitability goals and risk guidelines. The activities in the end customer market are subject to the Code of Conduct for Suppliers from the Austrian Association of Electricity Utilities

GRID

Verbund operates the largest supra-regional high and extra-high voltage grid in Austria at voltage levels of 110 kV, 220 kV and 380 kV and is responsible for the operation, planning, maintenance and expansion of the 3,300-km-long grid (route kilometers) which accommodates lines with a total system length of approx. 6,500 km.

The Verbund grid, which facilitates the supra-regional, inner-Austrian and international exchange of electricity between producers and consumers and serves to ensure the stable provision of energy to the underlying distribution grids, is the backbone of Austria's electricity supply. The optimal operation of the grid is a fundamental requirement for the secure supply of grid customers.

The 380 kV and 220 kV transmission grids of Verbund are a part of the pan-European UCTE grid. Within the framework of deregulation, the UCTE grid had the important function of providing mutual backup deliveries. It did, however, also play another significant role: The European interconnected grid provided unhindered access to the international electricity market and therefore formed the basis for a pan-European marketplace.

The deregulation of the energy market had the following effects on grid operations:

- Power plant utilization on the basis of market prices and the increase in electricity trade led to regional imbalances between electricity production and consumption.
- In addition, the focus turned to the generation of electricity from renewable sources; wind energy played a primary role here. The fluctuations resulting from the utilization of wind energy necessitated additional backup and balancing energy and this further increased the burden on the – in part – obsolete transmission grid.

In its role as eco-balance group representative, Verbund was responsible for the administration and processing of electricity generation (incl. purchase, trader allocation, payment) from small-scale hydropower, wind power, biomass, solar energy, etc. since 2003. As of 01 October 2006, these tasks are now handled by a newly founded company on the basis of an amendment to the basic statutory requirements.

ECONOMIC DEVELOPMENT

In 2006, sales revenue in the Grid segment rose by 7.7 % to € 274.7 million. This increase is attributable to the growth in international income from auctions to Hungary, the Czech Republic, Slovenia, Italy and Switzerland as well as to the higher clearing quantities due to the long cold spells. Sales revenue from the Grid segment accounted for approx. 10.7 % of total sales.

One-off effects from 2005 (new contractual arrangements with grid customers) were largely compensated by the rise in income from auctions. The EBIT fell by 2.6 % to € 68.3 million. The Grid segment generated approx. 8.5 % of the group EBIT.

Return on Invested Capital (ROIC) dropped to 7.3 % on account of the decline in the result and the increase in invested capital.

RATIOS – GRID SEGMENT

	Unit	2003	2004	2005	2006	Change
External sales	Million €	236.6	266.3	255.0	274.7	7.7 %
EBITDA	Million €	123.1	121.4	115.6	117.9	2.0 %
EBIT	Million €	76.2	75.3	70.1	68.3	-2.6 %
Invested capital	Million €	751.7	768.7	751.3	756.5	0.7 %
ROIC	%	7.1	7.4	8.1	7.3	-9.9 %
Investments	Million €	30.8	30.2	47.2	73.7	56.1 %

The tariffs were reviewed by the regulator in fiscal 2006. The new tariffs for the utilization of the extra-high voltage level became effective from 01 January 2007. The individual tariff components changed significantly. The gross and net components were reduced by between 17 % and 28 % and the tariffs for lost energy and system services were increased by between 46 % und 106 %. Based on sales, this is equivalent to an average increase of 3 % for all tariff components.

INVESTMENTS IN 2006

Investment in property, plant and equipment was significantly higher than in the previous year at approx. € 73.7 million. Major projects included the 380 kV line construction projects in Styria and Salzburg, the grid expansion Linz-Southeast, the general renovation program for the 220 kV and 110 kV line sections and the successful implementation of three phase-shifting transformers which allow the optimal utilization of the north-south line connections.

Investment in the grid area accounted for approx. 36.2 % of the total investment volume within the group.

SECURITY OF SUPPLY AND CONGESTION MANAGEMENT

Critical grid situations occurred in 2006, on the one hand, through the UCTE-wide blackout on 4 November 2006 and, on the other hand, through the low-capacity north-south connection lines in the Austrian transmission grid.

On 4 November 2006, overloading in the e.on grid triggered a chain reaction that resulted in the failure of numerous lines throughout Europe. Here, the UCTE grid was divided into three subgrids – a separating line ran through Austria and resulted in a northeastern section with an energy surplus and a western section with an energy deficit. This extremely critical situation was relieved through immediate, automatic measures such as the dumping of loads, powering up the storage power plants, etc.. In spite of these measures, 60,000 households in Austria were affected, mainly in the Styrian grid area. There were no supply interruptions in the Verbund grid.

As in the previous year, the grid loads and hence, security of supply once again reached a critical level in 2006 on account of the low-capacity north-south lines. The generation surplus in the north and the growing energy deficiency in the south resulted in the north-south connection, which was built in the 1950s and 1960s, being pushed to the limits of its capacity.

In spite of the very difficult conditions, there were no supply interruptions in the year under review. Congestion management was implemented in a successful and cost-effective manner to maintain security of supply. The possibilities that were available in this area are, however, almost exhausted now and the binding UCTE criteria on grid safety can not be fully met. The (n-1) criterion is a measure that is obligatory at an international level. A grid meets this criteria when the failure of any part of the grid equipment does not lead to unpermitted supply interruptions or, in the worst case, to the total collapse of the power supply (blackout). In 2006 – as in the previous years – it was not always possible to meet the (n-1) criterion.

As the congestion management measures have already been fully exploited, an additional emergency measure had to be implemented in November 2006: Three phase-shifting transformers with an investment volume of € 30 million were installed so that the existing low-capacity 220 kV lines can be utilized to the technical limit without the danger of causing widespread overloading or failures. This measure should not, however, be seen as a replacement for the urgently required line construction projects. The consequent expansion of the 380 kV transmission grid is vital to guarantee secure grid operations and security of supply in Austria.

EXPANSION OF THE GRID

Well aware of its importance for security of supply in Austria, Verbund is making every effort to push ahead with the 380 kV extra-high voltage grid in Styria and Salzburg.

The 380 kV Styria line project is still being assessed (since May 2005) by the environment tribunal, the authority in the second instance, after appeals were lodged against the positive decision relating to the environmental impact analysis (EIA). In spite of the decision period of 6 months stipulated under administrative law, a decision is now not expected until quarter 1/2007 at the earliest. Accordingly, construction work will not commence before summer 2007 and commissioning is planned for mid-2009 at the earliest.

The 380 kV Salzburg line project was submitted for the environmental impact analysis in April 2005 and the verbal negotiations took place in September 2006. A decision is expected in quarter 1/2007. The laying of underground cables in the municipalities of Seekirchen, Obertrum, Seeham, Berndorf and Burgkirchen will, however, probably also lead to proceedings in the second instance. We do not expect that this decision will be issued before the end of 2007. Should this be the case, construction could commence at the beginning of 2008 and commissioning is planned for the end of 2009.

The 110 kV line construction project in the Linz-Southeast region in connection with the general renovation of the substation Ernsthofen-Bisamberg . represents another important step. Work commenced in March 2006 in cooperation with LINZ AG. On completion of the project in spring 2007, sufficient electricity will be available to meet the present and future energy requirements of the consumers in the greater Linz region.

OUTLOOK

The commissioning of the three phase-shifting transformers at the beginning of December lowered the supply risks associated with the old, low-capacity north-south lines. The disadvantage here, however, is that the South of Austria is becoming more dependent on foreign electricity supplies. This unsatisfactory situation does, of course, not represent a permanent solution. For this reason, the grid company of Verbund with continue to focus on further grid expansion in 2007 and will concentrate, above all, on the closure of the 380 kV ring with the two north-south sections.

A model for incentive-regulated tariffing was introduced in Austria in 2005. The Grid segment of Verbund is currently being examined by the regulator. Due to the supra-regional significance and volatility of major cost items, the incentive regulation model that was employed for the Austrian distribution grids will still not be applied for the grid area of Verbund.

Ideally, the consumers and the grid operator should profit from the incentive regulation system. The tariff strategy aims to generate an appropriate return on the capital employed and secure a sound financial basis for investments that will be necessary in the future (e.g. the 380 kV ring).

»The demand for electricity will continue to grow. Grid congestion can only be eliminated through swift line construction. For this reason, we want to complete the inner-Austrian 380 kV ring as quickly as possible. This is vital to maintain the high level of supply quality that we have become accustomed to in Austria.«



MAG. THOMAS KARALL
MEMBER OF THE MANAGING BOARD



DIPL.-ING. DR. HEINZ KAUPA
MEMBER OF THE MANAGING BOARD

VERBUND-Austrian Power Grid AG (APG) operates the Austrian high-voltage grid and, in its role as control area manager of the largest domestic control zone, carries out supra-regional tasks.

SUSTAINABILITY

> SUSTAINABILITY REPORT
www.verbund.at

Hydropower is one of the most environmentally friendly resources that can be utilized in the generation of electricity; it can be used over generations. Forward-looking and future-oriented planning and actions are, however, essential to guarantee long-term utilization. Since is was founded, Verbund has been committed to sustainable actions to ensure that its most valuable commodity, namely water, can always be used as an environmentally friendly source of energy. This awareness is instilled in each of the Verbund employees right from the very beginning.

Environment-oriented thinking and actions combined with economic and social aspects are therefore not just key words at Verbund, they are firmly anchored in the group's corporate philosophy In line with the definition of the Brundtland Commission, sustainability at Verbund centers on taking a holistic view of corporate activity. Since 2002, details relating to sustainability are disclosed in an annual Sustainability Report.

INTENSIFICATION OF DIALOG WITH STAKEHOLDERS

Sustainable dialog with all stakeholder groups is a corporate principle at Verbund. Details relating to regional and supra-regional projects are always made available to the public. Verbund believes that the provision of comprehensive information, e.g. through environmental declarations, local information offices and events, and the establishment of close contact with neighboring municipalities, authorities as well as the media facilitates the early identification of current developments and ensures that there is enough time to react should this be necessary.

Here is just one example: Verbund participated in a feedback process for the draft version of the new guidelines on the preparation of sustainability reports which were issued by the Global Reporting Initiative (GRI) in 2006. The guidelines contain standards which should be used when reporting and determining indicators that are employed to measure the sustainability of companies. Approx. 300 organizations and companies from all over the world participated in the feedback process; Verbund was one of these companies.

ORGANIZATION

The responsibility for sustainability lies with the group's Managing Board. In cooperation with the Strategy Team and the Sustainability Board, the Managing Board defines the current sustainability goals. The members of the Sustainability Board must ensure that the principles of sustainability are observed in their respective areas. Parallel to this, they inform the Sustainability Committee of any fresh impetus that is generated within their respective areas of responsibility.

The Sustainability Committee is the working group of the Sustainability Board. Its members plan definite lines of action on the basis of the goals and prepare the annual Sustainability Report. The sustainability officers are responsible for the coordination of all sustainability activities.

Today, investors attach growing importance to sustainable and holistic corporate activity. A sustainable corporate policy has a positive effect on the results and the share price. The Verbund share is represented in numerous sustainability funds.

IMPLEMENTATION OF SUSTAINABILITY AT VERBUND

Sustainability is practiced within the group on a day-to-day basis. In 2005, a sustainability directive was drawn up to make the employees more aware of the various areas and aspects of sustainability. This directive was further developed in 2006. Talks given by employees in the field offices Kaprun, Wallsee and Aschach play an important role in spreading the concept of sustainability to all areas of the company.

SOCIAL

As a conscientious and responsible company, Verbund believes that it also has an obligation to become involved in social areas. In 1957, Verbund built the house »Schwalbennest« (»Swallow's Nest«) in the SOS Children's Village in Hinterbrühl. This house is still sponsored by Verbund on an annual basis. Essential repair work was carried out and an extension was added to the existing house.

The Hans Radl School for physically handicapped children in District 18, Vienna, has been sponsored by Verbund since 1989. The financial support is used to provide schooling for the children as well as therapeutic treatment within the framework of different projects, e.g. in project weeks in Austria and abroad, therapeutic horse riding and creative design.

Verbund's latest commitment commenced in 2006 after the devastating Tsunami catastrophe. Within the framework of »Courier Aid Austria«, the company provides financial assistance (in the amount of 500,000) as well as professional support on location so as to provide electricity, drinking water and sanitation facilities for approx. 700 houses in Sri Lanka.

ENVIRONMENT

Verbund generates approx. 90 % of its electricity from environmentally friendly hydropower. Hence, the group has displayed its environmental awareness right from the very beginning. It is characteristic for Verbund that integrated environmental protection was already extended to all areas of the company back in the 70s and that the Environmental Management System was integrated into general management at Verbund as an equal component. This Environmental Management System is certified in the various plant locations in accordance with EMAS and ISO. Product audits have been carried out by external auditors each year since 1999. This guarantees customers that the product »hydroelectricity« is really generated from 100 % Austrian hydropower.

Verbund's extensive commitment to environmental protection is clearly shown through the dismantling of the steam-generating power plant Pernegg in Murtal, Styria and the subsequent revitalization of the area on which the power plant was constructed. Pernegg power plant, which was built from 1956 to 1958 and 1960 to 1962, was operated with Austria's largest heavy oil-fired, single-pass boiler. The old power plant was dismantled in 2006. One prerequisite here was the removal of the asbestos in the years before. Verbund also had to furnish evidence that the plant was asbestos-free so as to ensure that there would be no damage to health or the environment in the future. The dismantling of the oil feed system proved to be the greatest challenge. This was removed in the most environmentally friendly manner possible. Quote from the auditor: »There was no oil contamination in the area of the tank!« One additional ecological aspect during the subsequent revitalization and planting phase was the utilization of mineral demolition waste to refill the foundation pits.

New technologies were used and special behavioral strategies were implemented to increase the efficiency of the existing plants. Although the efficiency of the hydropower plants already lies well over 90 %, own consumption was further reduced again this year through the implementation of construction and electrotechnical measures and the total efficiency of the plants was increased.

Verbund's environmental management is also echoed in the media. The group won the Excellence Prize at the »Austrian Annual Report Award« (AAA) gala organized by the business journal »trend«

»At Verbund, where most of the electricity is generated from renewable hydropower, sustainability has been practiced consistently for many decades. Since 2002, all matters relating to sustainability have been documented in an annual Sustainability Report – and we are still striving for further improvement.«



MAG. RENATE PRETSCHER
SUSTAINABILITY OFFICER

Our philosophy is governed by the definition of sustainability as established by the Brundtland commission and our corporate activities conducted in accordance with the same. This means that we pursue a corporate policy respecting ecological borders, guaranteeing efficient utilization of resources and striving for social justice.

and the first prize at the »Austrian Sustainability Reporting Award« (ASRA) for the third time in succession.

In the Austrian CSR ranking (Corporate Social Responsibility), which was carried out for the second time this year by the »Center for Corporate Citizenship« (CCCA) and involved the 100 largest companies in Austria, Verbund was ranked No. 1 in the category »Raw Materials and Energy« and came 2nd in the overall evaluation. CCCA honors those companies whose activities in the areas of environment, personnel and social commitment extend beyond the statutory regulations.

The current CCCA ranking also considers the »VBV Austrian Sustainability Index« (VÖNIX). This is the first sustainability index for listed Austrian companies who pay special attention to social and ecological responsibility. The acceptance test is based on approx. 100 criteria; VÖNIX currently comprises 23 Austrian companies, one of which is Verbund.

EMPLOYEES

In 2006, Verbund had 2,438 employees. Salaried employees accounted for 94 % of the total workforce, waged workers for 2 % and apprentices for 4 %. The number of employees increased by 2 compared to the previous year. 89 new employees were taken on. The average age of the employees is 44.6. Two-thirds of the workforce are over 40 years of age.


> 56
163
5
51-55
580
34
46-50
495
41-45
348
36-40
205
31-35
99
48
26-30
44
23
21-25
26
< 20
118
5
Men
Women

The necessary restructuring measures and the associated staff reductions were carried out in a socially-compatible manner in close cooperation with the employee representatives. Parallel to this, new jobs were created following the establishment of new business fields and the opening up of new markets, particularly in the area of end customer sales and power plant projects.

Each company stands or falls with its employees. The formula for success is quite simple: The better the employees, the greater the edge Verbund will have over its competitors. For this reason, the ongoing training and further training of employees represents a long-term investment in the future of the company. Verbund cooperates closely with training centers and universities. The company acts as a mentor. Young employees are provided with an opportunity to take on interesting tasks and responsibility within the framework of project work and dissertations. This, together with a performance-based salary model, greatly enhances employee motivation.

The promotion of high performers through the Talent Management program is another focal point. Suitable candidates have been selected and have also been screened externally to ensure that the training programs that are planned for 2007 can be implemented in an optimal manner.

The market – and with it, the electricity market – is continuously growing and becoming more global. Today, Verbund has teams operating all over Europe. Special importance was attached to an English language campaign which aims at promoting internationalism and the executive training program was continued in a purposeful manner.

On average, each Verbund employee claims approx. 1 training week every year. Approx. 86 % of all employees participated in training measures in 2006. The training investment per employee amounted to € 1,220.

TRAINING INVESTMENT PER EMPLOYEE €


822.0
838.8
1,068.3
1,220.0
2003
2004
2005
2006

RISK MANAGEMENT

At Verbund, risk management is an essential corporate management tool. Parallel to the identification and exploitation of opportunities, risks are also accepted with the ultimate aim of enhancing corporate value.

Risk management therefore aims to secure the income and financial situation of the group and identify existing and future success and growth potential. Cross-company risk management has been installed at Verbund since 2001 to ensure that these opportunities and risks can be identified and assessed as early as possible.

TASKS

At Verbund, systematic risk management is integrated into the organizational and operational structures of all the subsidiaries. Essential tasks include the exchange of information on risk-relevant matters and the further development of risk management in all areas.

In fiscal 2006, a risk management software was implemented throughout the group so as to optimize the risk management process and enhance risk awareness. This software was designed to steer the risk management process in line with the requirements of the group.

Other focal points included the handling of project risks and the group's crisis management activities as well as the enhanced promotion of risk management in the group companies.

Within Verbund, risk is defined as the possibility of a positive or negative deviation from the corporate objectives and ratios. The systematic risk management process begins with the regular identification of risks in the organizational units, subsidiaries and holdings. The individual risks that are ascertained are prioritized as main risks on the basis of a scoring procedure.

RISKS 2007

The main risks are quantified and documented on an ongoing basis and are aggregated on a quarterly basis to determine a corporate risk ratio. Modern risk tools and the most appropriate valuation methods (e.g. value at risk, sensitivity analysis, expert appraisals) are employed. Correlations derived using Monte Carlo are also considered in the aggregation process.

In line with standardized reporting, the Managing Board is informed of the results and subsequently reports to the Supervisory Board on the five most significant risks.

The transparent risk reporting system serves as an early-warning system for Verbund and creates a basis for the introduction and early execution of targeted control measures not only for risk management and limitation but also for opportunity evaluation.

For details relating to the financial instruments and their utilization, the focal points of risk management in the Finance, Electricity, Information Technology and Grid segments and methods, please refer to the chapter »Risk/Risk Management« in the notes.

> S.115 Notes Riskmanagement

In 2006, a number of consulting companies named Verbund as being a best-practice company on account of the high quality of the risk management system. To promote continuous improvement, Verbund also exchanges experience with other energy companies at an international level.

Risk manuals and guidelines have been drawn up to create and secure the risk culture in Verbund and training and workshops are carried out on a regular basis.

The calculated deviation (at a confidence level of 95 %) lies within a maximum range of +12 % (best case) and -19 % (worst case) from the targeted group earnings for 2007. The confidence level is 95 %.

The risk assessment process revealed the following main risks for 2007:

RISKS

VERBUND Österreichische Elektrizitätswirtschafts-AG

Foreign currency risk
Results primarily from financing in JPY. Risk minimization through hedging strategies, limits and monitoring.

Price risks from securities
Risk of fluctuation in securities held. Risk minimization through investment strategies, monitoring and quantification.

Rating risk
Risk minimization through orientation towards appropriate capital structure and ongoing communication with rating agencies.

Interest rate risk
Caused by changes in interest rates. Risk hedged through hedging strategies, limits and monitoring.

Information risk
Risk minimization through modern hardware and software.

Personnel risk
Risks here include changes to the labor laws and absenteeism.

Lawsuit/legal risks
These include risks from legal proceedings. Risk minimization through constant monitoring.

Generation

Eigenstrom
This risk comprises the volume risk from the volatile water supply and the associated price risk. Risk minimization through analysis, water forecasts and long-term sales.

Investment risk
Resulting from damages to plant and equipment. Risk minimization through optimized maintenance strategy and insurance.

Fuel risk
Risk of loss resulting from changes in the raw material prices. Optimization through price forecasts, volume planning and hedging strategies.

Trading/Distribution

Counterparty credit risk
The risk that business partners cannot met their obligations or cannot meet these by the due date. Risk minimization through function separation, internal scoring, limit system and monitoring.

Price risk from electricity purchases
Risk of losses through price volatility in the electricity market. An internal rule book for electricity trading with function separation, responsibility assignment, limits (incl. VaR) has been compiled to monitor risks in this area. Electricity forward transactions are also employed to minimize risks in this area.

Transmission

Investment risk
Resulting from damages to plant and equipment. Risk minimization through optimized maintenance strategy and insurance.

Legal environment
Risk of loss resulting from new legislation or legislative amendments. Minimization through monitoring and lobbying.

Participating Interests

Investment exposure
Resulting from fluctuations in the interest value, dividend or profit distribution and contingent liability risks or receivables. Risk minimization through identification, analysis, quantification and monitoring.

The risk situation for the Verbund Group did not change significantly in the period under review. As of 31 December 2006, no risks have been identified for fiscal 2007 which, either individually or in connection with other risks, could have a substance-endangering effect.

Within the framework of reporting in accordance with Point 80 of the Austrian Corporate Governance Code, the functionality of the risk management system was evaluated by auditor and found to be appropriate.

NOTES IN ACCORDANCE WITH § 243A HGB (COMMERCIAL CODE)/ UGB (CORPORATE CODE)

1. The share capital comprises: 151,018,000 individual share certificates (bearer shares category A), equivalent to 49 % of the share capital; 157,182,000 individual share certificates (registered shares category B), equivalent to 51 % of the share capital, authenticated by an interim certificate deposited with the Federal Ministry of Finance and made out in the name of the Republic of Austria. The share capital was paid in full. On May 23, a stock split was carried out in the ratio of 1:10. Hence, 308,200,000 shares

were in circulation at the balance sheet date (previous year: 30,820,000). All shares have, with the exception of the voting restriction described under Point 2, the same rights and obligations.

2. In accordance with constitutional law, which regulates the ownership structure of the companies in the Austrian electricity sector (Federal Law Gazette I 1998/143 Art. 2) and also forms a basis for the company's articles of incorporation, the following voting restriction applies: »With the exception of regional authorities and companies in which the regional authorities hold an interest of at least 51 %, the voting right in the General Meeting is restricted to 5 % of the share capital.« Other restrictions which effect the voting right or the transfer of shares are not known.

3. The shareholder structure of Verbund is essentially characterized by the majority holding of the Republic of Austria. 51 % of the share capital of Verbundgesellschaft is owned by the Republic of Austria under constitutional law. The provincial suppliers Wiener Stadtwerke Holding AG and EVN AG each own between 10 % and 15 % of the share capital. Between 5 % and 15 % of the share capital is owned by TIWAG-Tiroler Wasserkraft AG. Less than 24 % of the share capital is in free float.

4. There are no shares with special control rights.

5. No employee participation models exist within the Verbund Group.

6. In accordance with the Corporate Governance Code and the decision of the Supervisory Board, a nomination to the Managing Board must be made for the last time prior to the 65th birthday. Apart from this, there are no other regulations extending beyond the legal requirements that relate to the members of the Managing Board and the Supervisory Board or to an amendment to the articles of incorporation.

7. At the 59th Ordinary General Meeting held on 20 March 2006, the Managing Board was authorized in accordance with § 65 para. 1 no. 8 Stock Corporation Act (AktG) to purchase own shares up to a maximum of 10 % of the share capital for a duration of 18 months from the date of the decision, under the provision, the lowest buyback price shall lie, at most, 20 % below the average price of the last 30 trading days and the highest buyback price shall lie, at most, 20 % above the average price of the last 30 trading days. The Managing Board is also authorized, within the framework of the forthcoming share buyback program, to sell own shares via the stock exchange. To date, a share buyback program has not been implemented by the Managing Board.

8. A public takeover bid is not possible at this time under constitutional law. The company is not involved in any agreements that contain regulations that refer to the stipulations under § 243 no. 8 HGB/UGB (Austrian Commercial Code/Corporate Code).

9. There are no compensation agreements within the meaning of § 243 no. 9 HGB/UGB (Austrian Commercial Code/Corporate Code).

Vienna, 29 January 2007

The Managing Board

Dipl.-Ing. Hans Haider Chairman of the Managing Board	Dr. Michael Pistauer Deputy Chairman of the Managing Board
Dr. Johann Sereinig Member of the Managing Board	Dr. Ulrike Baumgartner-Gabitzer Member of the Managing Board

(INTERNATIONAL FINANCIAL REPORTING STANDARDS)

CONSOLIDATED INCOME STATEMENT

CONSOLIDATED INCOME STATEMENT	Notes	2006	2005
			Thousand €
Sales revenue	1	**2,878,194**	**2,134,354**
Electricity sales[1]		2,535,760	1,831,578
Grid sales		268,234	248,936
Other		74,200	53,840
Other operating income	2	66,118	108,137
Expenses for electricity, grid and emission right purchases (trade)[1]	3	-1,402,676	-915,362
Use of fuels and expenses for other purchased services[1]		-98,837	-109,362
Payroll expenses	4	-276,382	-343,482
Depreciation and amortization[1]	12	-177,410	-180,164
Other operating expenses[1]	5	-182,554	-167,072
Operating result[1]		**806,453**	**527,049**
Financing result[1]	6	-60,946	-73,699
Result from interests accounted for using the equity method	7	23,186	36,443
Result from participating interests – Other	7	7,830	10,523
Result from long-term investments	8	9,811	7,211
Financial result[1]		**-20,119**	**-19,522**
Profit before tax		**786,334**	**507,527**
Taxes on income	9	-177,587	-105,444
Profit from continuing operations		**608,747**	**402,083**
Profit from discontinued operations (eco-electricity)	11	0	0
Total profit (incl. portion attributable to capital shares repayable on demand)		**608,747**	**402,083**
Profit attributable to capital shares repayable on demand[1]		47,283	10,869
Total profit (excl. portion attributable to capital shares repayable on demand)[1]		**561,464**	**391,214**
attributable to the shareholders of the parent (group result)		501,060	349,259
attributable to minority interests[1]		60,404	41,955
Earnings per share[2,3]	19	**1.63**	**1.13**

[1] Values for the previous year were adjusted

[2] Diluted = non-diluted

[3] The stock split of 23 May 2006 in the ratio of 1:10 is considered

CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET			Thousand €
	Notes	31.12.2006	31.12.2005
Non-current assets		**5,874,424**	**6,007,957**
Intangible assets	10	7,993	8,601
Property, plant and equipment	11	4,068,911	4,044,489
Interests accounted for using the equity method	13	785,175	599,883
Other participating interests	13	36,654	35,377
Long-term investments – cross border leasing	14	580,342	1,037,407
Other long-term investments and other receivables	15	395,349	282,200
Current assets		**565,768**	**588,724**
Inventories	16	52,207	26,850
Receivables and other assets	17	425,592	532,176
Cash and cash items	18	87,969	29,698
Total assets		**6,440,192**	**6,596,681**

	Notes	31.12.2006	31.12.2005
Equity attributable to shareholders of the parent	19, 22, 24	**2,071,083**	**1,723,239**
Minority interests	23	**221,610**	**181,688**
Capital shares repayable on demand	25	**107,621**	**60,592**
Long-term liabilities		**2,931,478**	**3,584,884**
Financial obligations	26	801,019	944,695
Financial obligations – cross border leasing	26	647,928	1,149,503
Provisions	27	624,751	637,652
Provision for deferred taxes	9	147,364	137,252
Contributions to building costs	29	426,449	431,231
Deferred income – cross border leasing	30	256,702	262,593
Other liabilities	31	27,265	21,958
Short-term liabilities		**1,108,400**	**1,046,278**
Financial obligations	26	438,846	300,106
Provisions	27	235,611	274,760
Provision for current taxes	28	114,564	297
Other liabilities	32	319,379	471,115
Total liabilities		**6,440,192**	**6,596,681**

CONSOLIDATED CASH FLOW STATEMENT

See notes under point Other Disclosures

CONSOLIDATED CASH FLOW STATEMENT			Thousand €
	Notes	2006	2005
Total profit (incl. portion attributable to capital shares repayable on demand)		608,747	402,083
Write-ups and amortization/depreciation of intangible assets and property, plant and equipment (less building-cost contributions)		158,509	163,482
Write-ups/downs on long-term investments as well as at equity changes		-6,783	-13,658
Result from the disposal of assets and short-term securities		-11,452	-4,225
Changes in inventories		-25,356	154
Changes in short-term receivables and other assets		46,213	-224,266
Changes in valuation-related foreign currency fluctuations, interest accruals and discounts		-6,092	187
Changes in provisions and deferred taxes		149,400	84,394
Changes in short-term liabilities excluding financial obligations		-158,789	272,386
Result from the merger of non-consolidated subsidiaries and changes in companies consolidated		-541	0
Operating cash flow		**753,856**	**680,537**
Disposal of eco-electricity segment		-33,213	0
Investments in intangible assets and property, plant and equipment		-194,921	-119,768
Disposals of intangible assets and property, plant and equipment		8,672	6,810
Long-term investments		-348,146	-19,680
Disposals of long-term investments		47,886	41,455
Disposals of short-term securities		0	239
Changes in long-term receivables		5,682	7,747
Cash flow from investing activities		**-514,040**	**-83,197**
Changes in short-term borrowings		306,474	-64,287
New bonds, loans and long-term credit		52,889	247,518
Investments in connection with cross border leasing		-36,433	0
Redemption of bonds, loans and long-term credit		-340,495	-675,526
Repayment and disposals of long-term investments in connection with cross border leasing		-1,511	-1,818
Building-cost contributions received		11,821	7,819
Changes in other long-term receivables		0	-828
Changes in other long-term liabilities		-138	-5
Distribution of dividends and withdrawals		-174,152	-92,785
Cash flow from financing activities		**-181,545**	**-579,911**
Changes to cash and cash items		**58,271**	**17,429**
Cash and cash items at the beginning of the fiscal year		**29,698**	**12,269**
Cash and cash items at the end of the fiscal year	18	**87,969**	**29,698**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY AND IN CAPITAL SHARES REPAYABLE ON DEMAND

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY AND IN CAPITAL SHARES REPAYABLE ON DEMAND Thousand €

	Equity attributable to shareholders of the parent							
	Share capital	Capital reserves	Retained Earnings	Other reserves	Total	Minority interests	Capital shares repayable on demand	Overall total
Notes	19	20	21	22		23	25	
As of 01.01.2005	**223,978**	**10,936**	**1,228,689**	**-4,215**	**1,459,388**	**139,824**	**49,595**	**1,648,807**
Profits from								
available-for-sale financial instruments				2,186	2,186	233	129	2,548
interests accounted for using the equity method				651	651			651
Cash flow hedging				4,215	4,215			4,215
Profits and losses not recognized in the income statement	**0**	**0**	**0**	**7,052**	**7,052**	**233**	**129**	**7,414**
Profit for the period			349,259		349,259	41,955	10,869	402,083
Total of recognized profits and losses	**0**	**0**	**349,259**	**7,052**	**356,311**	**42,188**	**10,998**	**409,497**
Dividends			-92,460		-92,460	-325		-92,785
As of 31.12.2005	**223,978**	**10,936**	**1,485,488**	**2,837**	**1,723,239**	**181,688**	**60,592**	**1,965,519**
As of 01.01.2006	**223,978**	**10,936**	**1,485,488**	**2,837**	**1,723,239**	**181,688**	**60,592**	**1,965,519**
Profits / losses from								
available-for-sale financial instruments				-3,199	-3,199	-399	-235	-3,833
interests accounted for using the equity method				4,106	4,106			4,106
Cash flow hedging				-23	-23	0	-19	-42
Profits and losses not recognized in the income statement	**0**	**0**	**0**	**884**	**884**	**-399**	**-254**	**231**
Profit for the period			501,060		501,060	60,404	47,283	608,747
Total of recognized profits and losses	**0**	**0**	**501,060**	**884**	**501,944**	**60,005**	**47,029**	**608,978**
Dividends			-154,100		-154,100	-20,083		-174,183
Share capital increase from retained earnings	84,222		-84,222		0			0
As of 31.12.2006	**308,200**	**10,936**	**1,748,226**	**3,721**	**2,071,083**	**221,610**	**107,621**	**2,400,314**

NOTES

FINANCIAL REPORTING PRINCIPLES

Together with its subsidiaries, Österreichische Elektrizitätswirtschaft-Aktiengesellschaft (Verbundgesellschaft), with its headquarters at Am Hof 6a, 1010 Vienna, registered at Vienna Commercial Court (FN 76023z), forms Verbund, for which the following financial statements were compiled for 2006 according to IFRS.

Verbund sells electrical energy to power exchange users, traders, provincial energy companies, industrial enterprises as well as households and commercial customers and operates the Austrian extra-high voltage grid. Electricity trade, which is being intensified on an ongoing basis, plays a critical role in the marketing of Verbund's own generation. Verbund contributes about 45 % to the generation of electrical energy in Austria and approx. 85 % of Verbund's generation comes from hydropower.

GENERAL BASIS

The consolidated financial statements of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft) were compiled in compliance with the International Financial Reporting Standards (IFRS), as applicable in the European Union.

The annual financial statements of the fully consolidated companies included in the consolidated statements are based on uniform accounting policies. The balance sheet date for all companies is 31 December 2006. VERBUND Italia S.p.A. was included on the basis of an interim financial report dated 31 October 2006.

The consolidated financial statements have been prepared in € thousand (Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement and Consolidated Statement of Changes in Equity and in Capital Shares Repayable on Demand) and in € million (amounts shown in the notes). Due to the utilization of EDP devices, differences can arise in the addition of rounded totals and percentages.

CONSOLIDATED COMPANIES AND CONSOLIDATION METHODS

Österreichische Elektrizitätswirtschaft-Aktiengesellschaft (Verbundgesellschaft) is the parent company. All companies that are controlled by the parent company (»subsidiaries«) are included, through full consolidation, in the consolidated financial statements. A controlling influence exists when the parent company is in the position to influence, either directly or indirectly, the financial and business policies of the company. The inclusion of a subsidiary commences at the time at which the controlling influence is acquired and concludes when this is forfeited.

Companies that are controlled jointly with another company (»joint ventures«) and companies over which the parent company, either directly or indirectly, has significant influence (»associated companies«) are accounted for using the equity method.

The first-time inclusion of a subsidiary is carried out using the purchase method by allocating the acquisition costs to the identifiable assets and liabilities of the aquiree (including contingent liabilities). Any excess of the cost of acquisition over the amount so allocated, i.e. the fair value of the net assets, represents goodwill.

Intragroup transactions, accounts receivable and payable and material intragroup profits are eliminated.

In fiscal 2006, VERBUND-BeteiligungsgmbH, which was previously not consolidated for reasons of immateriality, was fully consolidated for the first time.

In fiscal 2006, interests were acquired in Energie Klagenfurt GmbH, POWEO S.A. and POWEO Production S.A.S. and were accounted for using the equity method for the first time.

The consolidated financial statements include the parent company Verbundgesellschaft, 12 (previous year: 11) subsidiaries and 12 (previous year: 9) companies that were accounted for using the equity method.

Affiliated companies not included in the consolidated statements through full consolidation (see table »Group companies«) do not, as a whole, have any material influence on the consolidated financial statements. The same also applies for the effects of the associated companies not accounted for using the equity method.

A list of the consolidated companies can be found in the table »Group companies« at the end of the Notes section.

ACCOUNTING POLICIES

NEW ACCOUNTING POLICIES APPLIED

All amendments to existing IAS, to new IFRS as well as to IFRIC and SIC interpretations, as effective on 31 December 2006 and as adopted by the European Union (EU), were applied when compiling the consolidated financial statements. In addition to the new, more extensive disclosure requirements for defined benefit plans under IAS 19, such application resulted in modified accounting for financial guarantee contracts according to IAS 39.

The material amendments to IAS 19 regulate the accounting for multi-employer plans, define more closely the prerequisite for the capitalization of a surplus that is created after offsetting the defined benefit obligation (DBO) with the plan assets, and grant the option to recognize actuarial gains or losses directly in equity. Given that there are no changes to the manner in which actuarial gains and loses are recognized at Verbund and that the other amendments are of no relevance for the Verbund Group, the accounting policies will not be affected.

The amendments to financial guarantee contracts under IAS 39, which are effective from 01 January 2006 and have already been adopted for application in the EU, were applied for financial guarantee contracts when compiling the annual financial statements. In the initial measurement, the financial guarantee contracts were carried as a liability at their fair value at the time of recognition. The fair value used is the present value of the agreed or (in the case of financial guarantees granted without payment) customary premiums. The subsequent measurement is carried out according to IAS 37 and IAS 18. Due to immateriality, financial guarantee contracts were not recognized separately in fiscal 2006 or in the previous periods.

The amendments to existing or new standards and interpretations already adopted for application in the EU, which were issued, but not yet effective, by 31 December 2006, were not voluntarily applied ahead of the effective date. Specifically, these are: IFRIC 7 (Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies); IFRIC 8 (Scope of IFRS 2); IFRIC 9 (Reassessment of Embedded Derivatives); amendments to IAS 1 (Presentation of Financial Statements: Disclosures about Capital); and IFRS 7 (Financial Instruments: Disclosures). With the exception of the amendments to IAS 1 and the regulations of the new IFRS 7, the changes described above are not expected to have any significant impact on the financial statements of the Verbund Group or are of no relevance for the Verbund Group. The amendments to IAS 1 and the regulations of the new IFRS 7 refer exclusively to new disclosure requirements in the financial statements that will be effective in the future.

All other accounting policies were applied in the same manner as in the previous year.

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Intangible assets acquired against payment are, according to IAS 16, recognized in the balance sheet at cost less scheduled straight-line amortization and unscheduled amortization for impairment losses, which are recognized under depreciation and amortization.

Work in progress is recognized at production costs. Production costs comprise direct material and labor costs as well as material and labor overheads that can be allocated systematically.

FINANCIAL LIABILITIES

Liabilities are recognized upon inflow and measured at the amount of the actual inflow less transaction costs. Premiums, discounts or other differences between the amount received and the repayment amount are shown in the financing result, distributed across the financing term.

PENSIONS, SIMILAR OBLIGATIONS AND STATUTORY SEVERANCE PAYMENTS

Due to plant agreements and contracts, employees must receive pension payments upon taking retirement and upon meeting certain conditions. These defined benefit pension commitments are partially offset by the pension-fund assets of BAV Pensionskassen AG earmarked for this purpose. To the extent that these defined benefit obligations must be met by BAV Pensionskassen AG (pension fund), the employer is obliged to make contributions in case there are insufficient pension fund assets.

Provisions for current pension payments, vested rights to future pension payments and similar obligations were calculated according to IAS 19 using the projected unit credit method and actuarial gains and losses were recognized in accordance with the corridor method. Actuarial gains or losses, i.e. differences between projected pension expenses and those actually calculated at the end of the period under review, are therefore only recognized (distributed over future periods) in profit of loss when the accumulated, non-recognized profit or loss exceeds 10 % of the present value of the obligation or the higher fair value of the fund assets. To the extent, however, the accumulated, non-recognized gains or losses exceed 20 % of the forecast recognized provision, they are recognized immediately in profit or loss. All costs (and income) in connection with these obligations are recognized under payroll expenses.

The pension obligations are determined on the basis of actuarial opinions for 01 January and 31 December 2006. The calculations are based on »AVÖ 1999-P – Actuarial Assumptions for Pension Insurance – Pagler & Pagler«.

The pension-fund assets are invested primarily, by the pension fund, in different investment funds in compliance with the provisions of the Pension Fund Act.

Similar obligations comprise the employer's contribution for the premiums that need to be paid for the supplementary health insurance following retirement. The provisions are calculated in the same manner as the pension provisions.

Due to the reorganization of the supplementary health insurance system in previous year, all new contracts are now concluded with deductibles. Holders of old contracts with no deductibles can move over to the new system at any time.

Employees with employment contracts commencing before 31 December 2002 receive, on the basis of statutory commitments, a one-off severance payment in the event employment is terminated by the employer or at the time of retirement. The amount of such payment depends on the number of years of employment and the salary drawn at the time of termination or retirement. This obligation is calculated according to IAS 19 using the projected unit credit method, applying an accumulation period of 25 years. Actuarial gains or losses are recognized in profit or loss immediately. Assumptions for the calculation that differ from those applied to the pension provision are listed separately in the table below.

Employees with employment contracts commencing after 31 December 2002 are not entitled to make a direct claim for a statutory severance payment against their employer. Instead, the employer pays, each month, 1.53 % of the remuneration into a corporate employee-benefits fund, where all those contributions are deposited into an account of the employee. With this model for severance payment the employer is only responsible for making regular contributions and it is therefore accounted for as a defined-contribution plan in accordance with IAS 19.

The calculations as of 31 December 2006 and 2005 are based on the assumptions contained in the table below:

ACTUARIAL ASSUMPTIONS

	2006	2005
Pension		
Discount rate	Margin 4.25 – 4.50 %	Margin 4.0 – 4.25 %
Pension increases	1.75 %	1.50 %
Salary increases	2.75 %	2.50 %
Fluctuations	none	none
Retirement age – women	56.5 – 65	56.5 – 65
Retirement age – men	61.5 – 65	61.5 – 65
Expected long-term return on fund asset (calculated on basis of secondary market yield of fixed-interest Austrian federal securities)	4.0 %	4.0 %
Similar obligations		
Discount rate	Margin 4.25 – 4.50 %	Margin 4.0 – 4.25 %
Fluctuations (depending on length of service)	0.0 – 4.0 %	0.0 – 4. 0 %
Trend of contributions on basis of hospital cost indices:		
New contracts (with deductible)	4.5 %	4.0 %
Old contracts (without deductible)	7.5 %	6.0 %
Statutory severance payments		
Discount rate	4.25 %	4.0 %
Fluctuations (depending on length of service)	0.0 – 4.0 %	0.0 – 4.0 %

PROVISIONS

Provisions are set up if the company has a legal or constructive obligation to a third party due to a past event and if it is likely that such obligation will result in an outflow of funds. Such provisions are recognized at such value as can be determined at the time the annual financial statements are compiled, on the basis of the best estimate. If such amount cannot be reasonably estimated, no provision will be created. If the present value of the provision, determined on the basis of a customary discount rate, differs greatly from the nominal value, the provision will be recognized at the present value of the obligation. Expenses in connection with interest accrued for long-term provisions are recognized in the financing result.

Within the framework of semi-retirement models, employees are offered the possibility of leaving the company prior to the pension entitlement date under the General Social Security Act (ASVG) with continued payment up to the statutory retirement age. This obligation is calculated according to IAS 19 using the projected unit credit method and actuarial gains or losses are immediately recognized in profit or loss. The measurement parameters essentially correspond to those for similar obligations. The resulting recognizable expenses are recorded under pension expenses.

TRADE ACCOUNTS PAYABLE AND OTHER LIABILITIES

Trade accounts payable and other liabilities are measured at amortized cost.

CONTRIBUTIONS TO BUILDING COSTS AND GOVERNMENT GRANTS

Contributions to building costs and government grants received are recognized as deferred income under liabilities and are reversed over the useful lives of the assets. Notes to the recognition of grants in connection with emission rights can be found under »Emission rights«.

SECURITIES, LOANS AND FINANCIAL LIABILITIES FROM CROSS BORDER LEASING

VERBUND-Austrian Hydro Power AG concluded several cross border leasing transactions during the fiscal years 1999 to 2001. In the process, power plants were leased to trusts that were set up for US investors and, at the same time, leased back on the basis of a financial-leasing agreement. As a result, VERBUND-Austrian Hydro Power AG remains the beneficial owner under civil law. The terms of these agreements range from 48 to 56 years.

The funds received from the lease were, except for the net present value remaining with VERBUND-Austrian Hydro Power AG, invested either in high-grade securities (US Treasuries and medium-term notes) or in financial institutions exclusively of a high-grade credit rating (A rating from Moody's and S&P) in the form of loans to cover future leasing installments.

The securities constitute financial investments held to maturity (US Treasuries) or loans or receivables (medium-term notes) and are recognized at amortized cost less impairment losses. Loans are allocated to the category loans and receivables and are also recognized at amortized costs less impairment losses. The net present value from the transactions was deferred and is recognized under other operating income over the term of the agreements. Notes to the recognition of financial liabilities can be found under »Financial liabilities«.

For the cross border leasing transactions concluded by the end of the year 2000, both the equity portion and the loan portion were fully covered by the acquisition of securities or loans to financial institutions. These loans are collateral promise agreements with financial institutions of a high-grade credit rating. With respect to the portion of leasing liabilities not yet repaid, AHP or Verbundgesellschaft has a subsidiary liability. Apart from the rights of recourse vis-à-vis the main debtors, there are also counterguarantees of financial institutions, provincial companies and regional authorities (Gewährträgerhaftung). In compliance with the transitional provisions of IAS 39 (revised 2000), these amounts are not recognized in the balance sheet. The maturities and nominal amounts of the investments and loans were reconciled in accordance with the conditions of each obligation. The valuation of foreign currency balances (exclusively USD) is carried out at the USD market price on the reporting date. Valuation expenses and valuation income are fully equal in terms of value and value dates.

A transaction concluded in 2001 did not result, at first, in the acquisition of securities or payments to credit institutions. The inflow was used in full as finance capital. In order to avoid foreign-exchange risk arising from this transaction, appropriate hedging transactions were carried out. The first part of this inflow which was used as finance capital was repaid in the year under review.

Furthermore, an additional payment undertaking agreement was concluded for three transactions in fiscal 2006 under which the liabilities of VERBUND-Austrian Hydro Power AG were transferred economically to a third party. Under this agreement, the existing securities (US Treasuries), which were used to cover the financial liabilities and which were originally supposed to be held to maturity, were also transferred. Because significant parts of the fixed-interest liabilities, which were covered by effective fixed-interest zero bonds (Treasuries), were transferred economically to a third party under the payment undertaking agreement, the transfer of these securities was to be classified as an exception as this transfer was necessary to maintain the current interest rate risk position and credit risk policy of the company. The transfer of the securities subsequent to the transfer of the liabilities led to the closure of the Verbund Group's interest rate risk position, which would otherwise have remained open. Hence, the transfer of the securities was not subject to the sanctions of IAS 39.9.

INCOME TAX

Income tax expenses recognized for the fiscal year comprise the income tax calculated for the individual companies based on their taxable income and the tax rate to be applied as well as changes to deferred tax assets and liabilities.

Verbundgesellschaft is the group parent under § 9 para. 8 KStG 1988 (Corporation Tax Act). The group parent debits or (in the case of a loss) credits the group members with the corporate tax amounts caused by them by means of tax apportionment. The offsetting of the apportioned taxes leads to a lowering of the tax amount recognized in the income statement of the group parent. In the case of subsequent deviations, the tax settlements vis-à-vis the group members are only adjusted if these amounts are material.

Deferred tax assets and liabilities are determined using the balance sheet liability method under IAS 12 for all temporary differences between the accounting and tax bases of assets and liabilities as recognized in the IFRS consolidated financial statements and in the individual company's tax balance sheet. In addition, the tax advantage from existing losses carried forward that is likely to be realized is also included in the calculation. Exceptions to this rule are differences from goodwill that is not tax-deductible and temporary differences in connection with participating interests.

FINANCING RESULT

The financing result comprises interest accrued and similar expenses for financial liabilities. In addition, foreign exchange gains and losses in connection with financing, interest accrued for long-term provisions (except for personnel provisions) as well as interest income and expenses resulting from short-term interim investments or borrowings are included here.

Changes from the measurement of financial obligations for the pre-financing of the building-cost contributions of the Republic of Austria as well as the corresponding interest paid and received are not recognized in profit or loss because this item is economically closed.

RESULT FROM PARTICIPATING INTERESTS

In addition to the result from associated companies that are accounted for using the equity method, the result from participating interests includes impairment losses, reversals of impairment losses, disposal losses/gains and dividends. The dividends are recognized as an inflow at the time of the distribution decision.

RESULT FROM LONG-TERM INVESTMENTS

The result from long-term investments contains, essentially, distribution income from investment funds and income from security investments. The investment fund investments were originally carried out to cover the provisions for pensions. In addition, this item includes income from loans.

EXCHANGE RATE CONVERSIONS

Receivables and payables denominated in foreign currencies including deposits at financial institutions are measured at the foreign exchange benchmark rate of the European Central Bank on the balance sheet date. The exchange rates of the main currencies requiring conversion have developed as follows:

EXCHANGE RATE

Country	Currency	EZB foreign exchange benchmark rate	
		31.12.2006	31.12.2005
Japan	1 € = JPY	156.9300	138.9000
Switzerland	1 € = CHF	1.6069	1.5551
USA	1 € = USD	1.3170	1.1797
Czech Republic	1 € = CZK	27.4850	29.0000
Poland	1 € = PLN	3.8310	3.8600
Hungary	1 € = HUF	251.7700	252.8700
Slovenia	1 € = SIT	239.6400	239.5000
Turkey	1 € = TRY	1.8640	1.5924

DERIVATIVE FINANCIAL INSTRUMENTS

In order to limit and control existing foreign currency and interest rate risk, certain derivative financial instruments are used, in particular currency forwards and interest rate swaps. These, in part, fulfilled the requirements for hedge accounting. Derivative financial instruments are recognized at fair value upon conclusion of the contract (normally corresponds to the cost price) and are recognized at fair value in the following periods. Unrealized measurement gains or losses are in principle recognized in profit or loss, except when the requirements for hedge accounting are fulfilled.

In the case of fair value hedges, the derivative hedging instrument and the underlying transaction are measured through profit or loss at the fair value with regard to the hedged risk.

In the case of cash flow hedges, the changes in the fair value of the derivative hedging instrument are recognized under other reserves until the underlying transaction is realized. At the time the underlying transaction is realized, the profit contribution of the hedging instrument is removed from other reserves and becomes part of the acquisition costs at the time the asset is recognized.

Prerequisites for the application of hedge accounting include the regular documentation of the hedging relationship and the measurement of the hedge efficiency. The hedge efficiency must lie between 80 % and 125 %.

The fair value of currency forwards is determined by the forward rates prevailing on the balance sheet date. In the case of transactions not traded through the stock exchange (OTC), the prices for similar transactions as well as unwind offers of the respective business partners are used. The fair value of interest-rate swaps is equivalent to the value that Verbund would receive or pay upon the unwinding of the transaction on the balance sheet date. Current market trends, especially current interest-rate levels and yield curves, are taken into consideration.

Positive fair values are recognized under receivables and other assets and negative fair values under other liabilities.

Hedging transactions in the financial area

At Verbund, derivative financial instruments to hedge against fair value losses affecting its recognized assets or liabilities are used in the financial area. For this purpose, the following groups are differentiated:

In the case of certain cross border leasing transactions, investments result in variable return, which is offset by fixed obligations. To avoid risk, derivative transactions were concluded (interest-rate swaps) for the financial obligations, which were qualified as fair value hedges. Since the items that are allocated to the swaps have an exactly contrasting risk profile, the financial obligations are appropriately upvalued or depreciated in compensation for the fair value measurement of the derivative transactions.

In contrast to the transactions mentioned before, the assets and liabilities regarding the transaction concluded in 2001 do not match. To avoid the resulting foreign-exchange risk, appropriate currency forwards were concluded. These, too, are stated as fair-value hedges.

Hedging transactions in the energy area

At Verbund, derivative financial instruments are used in the energy area as hedging instruments against undesired price developments in electricity business and to hedge against risks from future procurement transactions. The effective hedging transactions are always regarded as closed items with the corresponding underlying transaction. The hedging transactions in electricity business at Verbundgesellschaft are, provided they meet the hedge accounting requirements, accounted for using fair value hedge accounting. The hedging transactions to hedge against price risks from future procurement transactions are, provided they meet the hedge accounting requirements, accounted for using fair value hedge accounting.

Energy trading contracts in electricity trade

A presence in the trading markets is essential in order to optimize own generation in the best possible manner. In addition to value creation-oriented own electricity trade, third-party transactions are carried out under observance of strict risk management rules. The energy trading contracts in the third-party trading area (electricity futures, electricity forwards) are measured at fair value through profit or loss. Earnings from derivative energy trading contracts are recognized net.

Notes to the recognition of revenue and expenses from the realization and measurement of contracts can be found below under »Realization of sales revenue«.

REALIZATION OF SALES REVENUE

Revenue from electricity sales to large customers is realized at the time of performance, as is revenue from electricity trading and grid services. Revenue in the small-customer segment, which is settled annually and subsequently, was recorded on the basis of »account invoices«. Revenue from personnel secondments and consulting/planning services is recorded on the basis of the actual number of hours worked.

Revenue and expenses from the realization and measurement of energy trading contracts (electricity futures, electricity forwards) are recognized net under revenue from electricity sales. Accordingly, purchases of derivative trading contracts are netted out against sales in the trading area.

JUDGMENTS AND KEY ASSUMPTIONS CONCERNING THE FUTURE

When compiling the annual financial statements pursuant to IFRS, management is required to make judgments in the process of applying the accounting policies and must also determine key assumptions concerning future developments that may significantly influence the recognition and measurement of the assets and liabilities, the disclosure requirements for other obligations on the balance sheet date and the presentation of income and expense during the period under review.

Particularly, in the case of the following assumptions and estimates, there is a sizeable risk that a significant adjustment of assets and liabilities may have to be carried out in the future years:

- In 1998 and 1999, impairment losses in the amounts of € 732.3 million and € 145.4 million resulting from the deregulation of the electricity market were recognized and provisions for impending losses from pending transactions were created in the amount of € 321.1 million. The assessment of the value of the hydraulic and thermal power plants (carrying amount less contributions to building costs: € 1,090 million (previous year: € 1,128 million) is based on forecasts for future cash flows as well as on a discount rate that is adjusted in line with the industry and the corporate risk. This pre-tax interest rate is 9 % for VERBUND-Austrian Hydro Power AG and 9.5 % for VERBUND-Thermal Power GmbH & Co KG. To date, none of the impairment losses recognized have had to be reversed following the periodic impairment tests, which are carried out on the basis of current assumptions, due to the lingering uncertainty relating to the future development of the electricity prices. Important influencing factors in the hydraulic area include underproduction and increased investment in environmental protection equipment in connection with the implementation of the Water Framework Directive, operational restrictions (flood restrictions) from the implementation of the Water Framework Directive for storage power plants and the restrictions imposed by the water authorities relating to operating permits as well as, in the thermal area, the implementation of emission right trading and the development of generation capacities in Europe.

- The assessment of the value of interests (including goodwill) in associated companies accounted for using the equity method (carrying amount: € 785.2 million (previous year: € 599.9 million) is based on forecasts for future cash flows as well as on a discount rate that is adjusted in line with the industry and the corporate risk. In the case of the impairment tests carried out in fiscal 2006 for participating interests that include goodwill a discount rate (WACC before taxes) of 11.2 % was used as a basis for the calculations for the Sorgenia S.p.A. Group and a discount rate of 9.3 % was used for Steweag-Steg GmbH and Energie Klagenfurt GmbH. The assessment of the value of the interest in POWEO S.A. was based on the stock exchange price which lay at € 36,95 on 29 December 2006.

- The measurement of the existing provisions for pensions and similar obligations as well as for the provisions for severance obligations (carrying amount € 482.3 million, previous year: € 458.3 million) is based on assumptions relating to the discount rate, the age of retirement, life expectancy and future salary and pension increases.

- The assessment of decommissioning costs (carrying amount € 13.9 million, previous year: € 12.4 million) was based on assumptions and estimates on the balance sheet date.

SEGMENTAL REPORTING

SEGMENTAL REPORTING ACCORDING TO BUSINESS SEGMENTS

Under § 8 (3) ElWOG (Electricity Industry and Organization Act), electricity companies must prepare, and publish in the notes, separate balance sheets and income statements for each of these areas: generation, transmission and distribution - if they operate in at least two of these areas. Verbund's segmentation is based on the provisions of ElWOG. Since generation derives its sales predominantly from business with other segments, it is considered an internal segment and, under IAS 14.35, does not constitute a reportable segment. Generation, therefore, is stated together with electricity trade and distribution under the segment »Electricity«, this being the business segment that is exposed to unrestrained competition. Intra-segment settlement takes place on an arms-length basis.

Notes to the discontinued eco-electricity segment can be found above under Point II.

The segment »Others/Holding« comprises, in accordance with IAS 14.20, the management and control functions of Verbundgesellschaft, the financing function of VERBUND-Finanzierungsservice GmbH and VERBUND-International Finance B.V. as well as the services of the Shared Services Center of VERBUND Management Service GmbH and the telecom activities of VERBUND-Telekom Service GmbH and, as of 2006, VERBUND-BeteiligungsgmbH. This company is responsible of the management of all Verbund companies that are not fully consolidated.

The segment result is defined as the »operating result«. Consequently, only non-interest-bearing segment assets and non-interest-bearing segment liabilities are allocated to the segments.

SEGMENTAL REPORTING ACCORDING TO BUSINESS SEGMENTS — **Million €**

	Continued operations					Discontinued operations
2006	Electricity	Grid	Others/ Holding	Elimination	Total Group	Eco-electricity
External sales	2,595.4	274.7	8.1	0.0	2,878.2	340.2
Internal sales	110.8	33.2	48.6	-192.7	0.0	0.0
Total sales	**2,706.2**	**308.0**	**56.7**	**-192.7**	**2,878.2**	**340.2**
Depreciation and amortization	-122.6	-49.6	-7.7	2.4	-177.4	0.0
Operating expenses/income (excl. depreciation and amortization)	-1,820.7	-190 1	-73.9	190.4	-1,894.3	-340.1
Operating result (EBIT)	**762.9**	**68.3**	**-24.9**	**0.0**	**806.5**	**0.1**
Unscheduled depreciation and amortization	-0.4	0.0	0.0	0.0	-0.4	0.0
Results of companies measured at equity	0.0	0.0	23.2	0.0	23.2	0.0
Carrying amount of associates measured at equity	0.0	0.0	785.2	0.0	785.2	0.0
Non-interest bearing segment assets	3,735.9	831.4	200.2	-8.2	4,759.3	0.0
Non-interest bearing segment liabilities	-1,449.4	-190.0	-238.9	8.2	-1,870.1	0.0
Operating cash flow	602.7	95.2	290.7	-242.3	746.3	7.6
Investment in non-current intangible assets and property, plant and equipment	120.4	73.7	9.3	0.0	203.4	0.0

SEGMENTAL REPORTING (ACCORDING TO BUSINESS SEGMENTS) (continued)						Million €
	Continued operations					Discontinued operations
2005	Electricity	Grid	Others/ Holding	Elimination	Total Group	Eco-electricity
External sales	1,871.9	255.0	7.6	0.0	2,134.4	387.1
Internal sales	107.0	34.6	48.5	-190.1	0.0	0.0
Total sales	**1,978.9**	**289.6**	**56.1**	**-190.1**	**2,134.4**	**387.1**
Depreciation and amortization	-127.9	-45.5	-9.9	3.2	-180.2	0.0
Operating expenses/income (excl. depreciation and amortization)	-1,370.0	-174.0	-70.3	186.9	-1,427.2	-387.6
Operating result (EBIT)	**481.0**	**70.1**	**-24.1**	**0.0**	**527.0**	**-0.5**
Unscheduled depreciation and amortization	-5.1	0.0	-1.5	0.0	-6.6	0.0
Results of companies measured at equity	0.0	0.0	36.4	0.0	36.4	0.0
Carrying amount of associates measured at equity	0.0	0.0	599.9	0.0	599.9	0.0
Non-interest bearing segment assets	3,805.0	807.8	143.2	-22.0	4,734.0	29.5
Non-interest bearing segment liabilities	-1,728.8	-174.3	-151.7	22.0	-2,087.9	-55.1
Operating cash flow	599.6	117.3	206.8	-226.3	697.4	-16.9
Investment in non-current intangible assets and property, plant and equipment	63.1	47.2	9.5	0.0	119.8	0.0

SEGMENTAL REPORTING ACCORDING TO REGIONS

The segmentation according to regions comprises the breakdown of sales revenue according to domestic, the member states of the European Union and other countries:

SEGMENTAL REPORTING ACCORDING TO REGIONS		Million €
	2006	2005
Electricity sales – domestic	**852.9**	**815.4**
Thereof to resellers	658.4	631.4
Thereof to end customers[1]	113.7	59.6
Thereof to traders[2]	80.8	124.4
Electricity sales – abroad	**1,682.8**	**1,016.2**
Thereof to EU member states	1,682.8	1,007.4
Thereof to other countries	0.0	8.8
Subtotal electricity sales	**2,535.7**	**1,831.6**
Revenue from grid sales (domestic)	268.2	248.9
Subtotal electricity and grid sales	**2,803.9**	**2,080.5**
Other sales revenue – trading in emission rights (Thereof € 27.9 million abroad, previous year: € 4.9 million)	31.4	14.1
Other sales revenue – other (domestic)[2]	42.8	39.8
Total sales revenue[2]	**2,878.1**	**2,134.4**
Thereof domestic sales revenue[2]	1,167.4	1,113.3
Thereof sales revenue abroad[2]	1,710.7	1,021.1

[1] Thereof € 20.3 million (previous year: € 3.3 million) from grid fees for further account

[2] Previous year's value was restated correspondingly (disposal of eco-electricity segment)

Assets that can be allocated to foreign business include, essentially, the interests accounted for using the equity method in the Sorgenia (formerly: Energia) S.p.A. Group (EU) in the amount of € 209.4 million (previous year: € 202.7 million) as well as in POWEO S.A. (EU) in the amount of € 30.3 million and in POWEO Production S.A.S. in the amount of € 13.3 million, both of which were acquired in 2006. Investments allocated to foreign business in fiscal 2006 amounted to € 44.0 million (previous year: € 7.8 million) and refer to the acquisitions mentioned above and the topping-up of the interest in the Sorgenia S.p.A. Group.

DISCLOSURES IN ACCORDANCE WITH § 45A PARA. 10 ELECTRICITY INDUSTRY AND ORGANIZATION ACT (ELWOG)

Total volume of electricity sold to end customers in Austria in 2006: 1,642,438,863 kWh.

SHARE OF VARIOUS PRIMARY ENERGY SOURCES (TRADER MIX)	%
Hydropower	100.0
Total	**100.0**

ENVIRONMENTAL EFFECTS OF ELECTRICITY PRODUCTION	g/kWh
Radioactive waste	0
CO_2 emissions	0

NOTES TO THE INCOME STATEMENT

(1) SALES REVENUE

For changes to sales revenue see »Segmental reporting according to regions«.

OTHER SALES REVENUE — Million €

	2006	2005
Revenue from emission rights	31.4	14.1
Revenue from district-heating sales	15.1	13.8
Sales revenue from consulting/planning services and for other services*	10.5	7.6
Staff secondments*	10.1	11.9
User and management fees	4.8	4.9
Revenue from sales of waste products/coal/fuel/oil	1.6	1.4
Other*	0.7	0.1
Other sales revenue	**74.2**	**53.8**

* Previous year's values were restated correspondingly (disposal of eco-electricity)

(2) OTHER OPERATING INCOME

OTHER OPERATING INCOME — Million €

	2006	2005
Pro-rata temporis reversal of building-cost contributions	16.6	16.7
Changes in inventory and own work capitalized	13.0	5.4
Income from the disposal and write-up of property, plant and equipment and intangible assets	11.7	3.3
Income from various goods and services	8.3	8.3
Income from the reversal of provisions	3.0	7.8
Income from value adjustments of receivables	2.3	25.5
Income from plant allowances under ElWOG	1.8	31.6
Tenancy and leasing income	1.2	1.5
Income from social amenities	0.7	0.7
Revenue from insurance indemnities	0.6	0.5
Income from material sales	0.6	0.4
Other	6.3	6.4
Other operating income	**66.1**	**108.1**

(3) EXPENSES FOR ELECTRICITY, GRID AND EMISSION RIGHTS PURCHASES

EXPENSES FOR ELECTRICITY, GRID AND EMISSION RIGHTS PURCHASES — Million €

	2006	2005
Expenses for electricity purchases*	1,333.3	888.4
Expenses for system use	38.5	13.0
Emission rights purchases	30.8	14.0
Expenses for electricity, grid and emission rights purchases	**1,402.6**	**915.4**

* Previous year's value was restated correspondingly (disposal of Eco-electricity segment)

The generation-related use of emission rights is shown under »Use of fuels« (see »New accounting policies applied«).

(4) PAYROLL EXPENSES

PAYROLL EXPENSES		Million €
	2006	2005
Wages and salaries	168,6	159,3
Expenses for social security contributions as required by law as well as charges and compulsory contributions based on benefits	36,0	37,3
Other social expenses	3,3	3,3
Subtotal	**207,9**	**199,9**
Expenses for pensions and similar obligations	52,3	115,0
Expenses for severance payments	16,2	28,6
Payroll expenses	**276,4**	**343,5**

The decline in »Expenses for severance payments« and »Expenses for pensions and similar obligations« is due, above all, to the fact that the amounts of the previous year contained the effects from the reduction in the discount rate, the adjustment for the higher life expectancy as well as the provisions for the allocation requirement of the pension fund. The provision for the semi-retirement programs recognized in »Expenses for pensions and similar obligations« amounts to € 7.5 million (previous year: € 10.7 million). »Expenses for severance payments« include € 0.1 million (previous year: € 0.05 million) for contributions to a corporate employee-benefits fund.

Income from pension fund assets lowered pension expenses in the amount of € 8.0 million (previous year: € 5.7 million). The pension-fund contributions to the defined-contribution Investment and Risk Community amounted to € 6.0 million (previous year: € 5.6 million).

(5) OTHER OPERATING EXPENSES

OTHER OPERATING EXPENSES		Million €
	2006	2005
External services received	73.6	67.5
Legal, consulting and auditing fees	16.6	10.0
Material costs for motor-vehicle operation and maintenance	14.2	10.8
Advertising expenses	12.0	14.4
Travel expenses, staff training	10.3	9.6
Costs for allocated staff, temporary staff	10.3	9.2
Expenses for E-Control[1]	5.6	4.9
EDP expenses	5.3	5.4
Fees	3.2	2.6
Compensation payments	3.1	7.1
Insurance	3.0	3.0
Communication	3.0	2.8
Rent, leasing	2.5	4.2
Operating costs	2.5	3.1
Other operating taxes	2.5	0.9
Membership fees	2.4	2.6
Expenses arising from value adjustments for receivables	0.9	1.7
Decommissioning costs	0.0	1.0
Other[2]	11.6	6.3
Other operating expenses	**182.6**	**167.1**

[1] Energie-Control Österreichische Gesellschaft für die Regulierung in der Elektrizitäts- und Erdgaswirtschaft mit beschränkter Haftung (E-Control)

[2] Previous year's value was restated correspondingly (disposal of eco-electricity)

The item »External services received« contains expenses for the regular overhaul and maintenance of energy-generation and transmission facilities.

(6) FINANCING RESULT

FINANCING RESULT	Million €	
	2006	2005
Interest and similar income	73.3	89.6
Exchange gains	15.2	2.2
Interest and similar expenses	-143.9	-160.4
Exchange losses	-0.3	-0.6
Measurement result from derivative financial instruments/financial area	-5.2	-4.5
Financing result	**-60.9**	**-73.7**

(7) RESULT FROM PARTICIPATING INTERESTS

RESULT FROM PARTICIPATING INTERESTS	Million €	
	2006	2005
Income from associates measured at equity	23.2	36.4
Investment income from affiliated non-consolidated companies	4.7	7.7
Income from disposal of long-term investments/participating interests	2.1	2.0
Income from participating interests in other companies	1.2	0.9
Expenses from affiliated non-consolidated companies	-0.2	0.0
Result from participating interests	**31.0**	**47.0**

(8) RESULT FROM LONG-TERM INVESTMENTS

The result from long-term investments contains, essentially, dividend income from investment funds and income from security investments. The investment fund investments were originally carried out essentially to cover the provisions for pension obligations. In addition, this item includes income from loans.

(9) INCOME TAX

INCOME TAX	Million €	
	2006	2005
Current tax expenses (Thereof tax expenses from prior periods € 1.5 million; previous year: income € 0.7 million)	166.2	48.2
Changes in deferred income taxes	11.4	57.2
Income tax	**177.6**	**105.4**

Tax expenses for 2006 of € 177.6 million undershot the calculated tax expenses of € 196.6 million by € 19.0 million; such calculated tax expenses would result from the application of a tax rate of 25 % to the pre-tax profit (€ 786.3 million). The causes of this difference between the calculated and the recognized tax expense within the group can be shown as follows:

TAX RECONCILIATION		Million €
	2006	2005
Calculated tax expenses	196.6	126.9
Less minority interest partnerships	-11.8	-2.8
Tax relief due to		
tax-exempt investment income	-7.3	-11.3
investment and other premiums	-0.7	-0.5
Increases in tax expenses due to		
other items	0.1	0.4
Income tax expense for the period	**176.9**	**112.7**
Tax income/expenses for prior periods (current and deferred)	0.7	-7.3
Income tax expense recognized	**177.6**	**105.4**
Effective tax rate	22.6 %	20.8 %

The differences between the values used in the tax balance sheet and the IFRS balance sheet as well as the tax-loss carryforwards as of the balance-sheet date result in the following deferred taxes:

DEFERRED TAXES		Million €
	2006	2005
Provisions for pensions and severance payments	66.0	69.2
Derivative financial instruments	0.4	- 0.8
Deferred tax assets	**66.4**	**68.4**
Property, plant and equipment (different useful lives)	-118.3	-118.9
Special tax depreciation	-85.3	-87.4
Other	-10.2	0.7
Deferred tax liabilities	**-213.8**	**-205.6**
Recognition of deferred taxes (netted; + assets/- liabilities)	**-147.4**	**-137.2**

In fiscal 2006, the deferred tax provision changed as follows:

DEFERRED TAX PROVISION	Million €
Opening balance 01.01.2006	-137.2
Changes recognized directly in equity	1.2
Changes recognized in profit or loss	-11.4
Closing balance 31.12.2006	-147.4

The changes recognized directly in equity refer to the profits and losses from available-for-sale financial instruments and cash flow hedges.

Given the current tax regulations, it may be assumed that the differences – resulting, essentially, from retained earnings and uncovered losses – between the tax value of the interest and the proportional share of shareholders' equity of the subsidiaries included in the consolidated financial statements will largely remain tax-exempt. Thus no tax accrual and deferral items were posted for this.

NOTES TO THE BALANCE SHEET

NON-CURRENT ASSETS

(10) INTANGIBLE ASSETS WITHOUT GOODWILL

Intangible assets are licenses, industrial property rights, electricity-purchase rights, water rights, software, user rights for plants owned by third parties and licenses derived therefrom.

INTANGIBLE ASSETS WITHOUT GOODWILL		Million €
	2006	2005
Acquisition costs as of 01.01.	43.0	111.2
Additions	2.2	2.0
Disposals	-1.2	-70.2
Repostings	0.1	–
Acquisition costs as of 31.12.	**44.1**	**43.0**
Accumulated amortization as of 01.01.	34.4	101.7
Amortization	2.8	2.9
Thereof unscheduled	0.0	0.2
Disposals	-1.1	-70.2
Accumulated amortization as of 31.12.	**36.1**	**34.4**
Net carrying amount as of 31.12.	**8.0**	**8.6**
Net carrying amount as of 31.12. previous year	8.6	9.5

(11) PROPERTY, PLANT AND EQUIPMENT

PROPERTY, PLANT AND EQUIPMENT							Million €
2006	Real property and buildings	Machinery	Electrical installations	Power lines	Office and plant equipment	Payments made, assets under construction and projects	Total
Acquisition/ production costs as of 01.01.2006	5,273.8	1,924.6	1,976.8	904.3	109.3	173.5	10,362.3
Additions	11.6	6.8	36.2	16.4	9.6	120.6	201.2
Disposals	-11.9	-0.1	-15.6	0.0	-7.8	-10.5	-45.9
Repostings	1.4	1.1	23.6	0.1	0.4	-26.6	-0.1
Acquisition/ production costs as of 31.12.2006	**5,274.9**	**1,932.4**	**2,020.9**	**920.8**	**111.4**	**257.1**	**10,517.4**
Accumulated depreciation as of 01.01.2006	2,499.2	1,652.6	1,583.2	416.1	89.6	77.0	6,317.8
Depreciation 2006	66.4	28.8	54.6	18.8	6.1	0.0	174.6
Thereof unscheduled	0.0	0.2	0.3	0.0	0.0	0.0	0.4
Disposals	-8.2	-0.1	-15.5	0.0	-7.6	-10.1	-41.6
Write-ups	0.0	0.0	0.0	0.0	0.0	-2.3	-2.3
Accumulated depreciation as of 31.12.2006	**2,557.4**	**1,681.3**	**1,622.2**	**434.9**	**88.1**	**64.6**	**6,448.5**
Net carrying amount as of 31.12.2006	**2,717.5**	**251.1**	**398.7**	**485.9**	**23.3**	**192.5**	**4,068.9**
Net carrying amount as of 31.12.2005	2,774.6	272.0	393.6	488.2	19.7	96.5	4,044.5
2005							
Acquisition/ production costs as of 01.01.2005	5,258.7	1,923.7	1,978.5	888.4	108.3	146.5	10,304.2
Additions	9.3	8.5	23.9	10.6	9.1	56.4	117.7
Disposals	-5.4	-9.3	-36.7	-0.3	-8.1	0.0	-59.7
Repostings	11.3	1.6	10.9	5.6	0.0	-29.4	0.0
Acquisition/ production costs as of 31.12.2005	**5,273.8**	**1,924.6**	**1,976.8**	**904.3**	**109.3**	**173.5**	**10,362.3**
Accumulated depreciation as of 01.01.2005	2,436.2	1,630.6	1,564.6	398.5	91.7	74.0	6,195.6
Depreciation 2005	66.3	31.3	52.2	17.8	5.8	3.9	177.3
Thereof unscheduled	0.0	2.2	0.1	0.0	0.1	3.9	6.3
Disposals	-4.2	-9.2	-33.7	-0.1	-7.9	0.0	-55.2
Repostings	0.9	0.0	0.0	0.0	0.0	-0.9	0.0
Accumulated depreciation as of 31.12.2005	**2,499.2**	**1,652.6**	**1,583.2**	**416.1**	**89.6**	**77.0**	**6,317.8**
Net carrying amount as of 31.12.2005	**2,774.6**	**272.0**	**393.6**	**488.2**	**19.7**	**96.5**	**4,044.5**
Net carrying amount as of 31.12.2004	2,822.4	293.2	413.9	490.0	16.6	72.5	4,108.6

he additions are listed in the following:

ADDITIONS		Million €
	2006	2005
Kaprun Limberg II power plant	41.4	2.3
Gerlos II power plant	22.3	10.4
Phase-shifting transformers	22.1	6.3
Installation of switching units in Linz grid area	12.3	0.5
Automation of hydropower plants of VERBUND-Austrian Hydro Power AG	10.4	13.0
220 kV line Ernsthofen-Bisamberg (renovation)	5.7	5.4
Renovation of master machines at Aschach power plant	4.3	2.0
380 kV line Tauern-Pongau-Salzach-St.Peter	4.0	6.2
Fleet of dredgers for power plants on the Drau	3.3	0.0
Leoben power plant	3.3	11.9
Gerlos power plant – bottom outlet for Gmünd Dam	3.1	0.0
380 kV line Kainachtal – Southern Burgenland	2.2	3.2
380 kV switching unit at substation Bisamberg	0.0	5.5
Others with individual amounts under € 3 million	66.8	51.0
Total	**201.2**	**117.7**

In fiscal 2002, Triebenbacht power plant was taken over on the basis of a financial-leasing arrangement. This was included, as of 31 December 2006, under »Property, plant and equipment« with a residual carrying amount of € 19.8 million (previous year: € 20.8 million).

The corresponding liability will be repaid, within a year, to the amount of € 0.9 million, in the following four years to the amount of € 3.9 million and subsequently to the amount of € 15.7 million. The total of non-discounted leasing installments amounted to € 25.5 million (previous year: € 27.8 million), including the payment of the residual value. The leasing arrangement will end on 30 April 2015.

The write-ups in the amount of € 2.3 million refer, essentially, to the value-adjusted project costs for Limberg II power plant.

There is no investment property in accordance with IAS 40.

(12) AMORTIZATION OF INTANGIBLE ASSETS AND DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

AMORTIZATION OF INTANGIBLE ASSETS & DEPRECIATION OF PROPERTY, PLANT & EQUIPMENT		Million €
	2006	2005
Scheduled depreciation and amortization	177.0	173.7
Unscheduled depreciation and amortization	0.4	6.5
Amortization of intangible assets and depreciation of property, plant and equipment	**177.4**	**180.2**

The unscheduled depreciation essentially refers to the costs for power plant projects.

(13) INTERESTS ACCOUNTED FOR USING THE EQUITY METHOD AND OTHER PARTICIPATING INTERESTS (INCLUDING INTERESTS IN AFFILIATED COMPANIES)

INTERESTS ACCOUNTED FOR USING THE EQUITY METHOD AND OTHER PARTICIPATING INTERESTS (INCLUDING INTERESTS IN AFFILIATED COMPANIES) — Million €

2006	Interests measured at equity	Interests in non-consolidated affiliated companies	Other participating interests	Total
(Amortized) acquisition costs as of 01.01.2006	599.9	18.1	34.4	652.4
Changes in companies consolidated	0.0	-12.8	8.3	-4.5
Additions – interests acquired	173.9	0.3	1.7	175.9
Additions – profits/losses	43.6	0.0	0.0	43.6
Disposals – profits/losses	-13.6	0.0	0.0	-13.6
Disposals	-2.7	0.0	-2.1	-4.9
Dividend distribution	-15.9	0.0	0.0	-15.9
(Amortized) acquisition costs as of 31.12.2006	**785.2**	**5.6**	**42.3**	**833.0**
Accumulated value adjustments as of 01.01.2006	0.0	5.6	11.6	17.1
Changes in companies consolidated	0.0	-5.6	1.5	-4.1
Value losses	0.0	0.2	0.0	0.2
Disposals	0.0	0.0	-2.1	-2.1
Accumulated value adjustments as of 31.12.2006	**0.0**	**0.2**	**11.0**	**11.2**
Net carrying amount as of 31.12.2006	**785.2**	**5.3**	**31.3**	**821.8**
Net carrying amount as of 31.12.2005	599,9	12,5	22,8	635,3
2005				
(Amortized) acquisition costs as of 01.01.2005	575.7	17.6	47.2	640.5
Reclassification	2.0	0.0	-2.0	0.0
Additions – interests acquired	7.8	0.6	0.5	9.0
Additions – profits/losses	40.9	0.0	0.0	40.9
Disposals	-3.8	-0.1	-11.3	-15.2
Dividend distribution	-22.8	0.0	0.0	-22.8
(Amortized) acquisition costs as of 31.12.2005	**599.9**	**18.1**	**34.4**	**652.4**
Accumulated value adjustments as of 01.01.2005	0.0	5.6	22.7	28.3
Disposals	0.0	-0.1	-11.1	-11.2
Accumulated value adjustments as of 31.12.2005	**0.0**	**5.5**	**11.6**	**17.1**
Net carrying amount as of 31.12.2005	**599.9**	**12.5**	**22.8**	**635.3**
Net carrying amount as of 31.12.2004	575.7	11.9	24.5	612.2

The additions from interests acquired in terms of the interests accounted for using the equity method refer to the acquisitions of POWEO S.A., POWEO Production S.A.S. and Energie Klagenfurt GmbH and the purchase of minor interests in the Sorgenia S.p.A. Group (formerly Energia S.p.A. Group).

Changes in the value of interests accounted for using the equity method are presented under additions/disposals.

The net carrying amount of the interests accounted for using the equity method includes the following goodwill and intangible assets with indefinite useful lives:

GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE USEFUL LIVES		Million €
	31.12.2006	31.12.2005
Net carrying amount	785.2	599.9
Thereof goodwill	212.3	143.5
Thereof intangible assets with indefinite useful lives	19.2	20.0

The goodwill and intangible assets with indefinite useful lives are not subject to scheduled amortization but rather to an annual impairment test (see »Accounting policies« (participating interests)).

The additions to interests in non-consolidated affiliated companies refer to VERBUND-Austrian Power Trading ENERGA Hellas Electricity Supply and Trade S.A. (€ 0.3 million). The additions to other participating interests refer, essentially, to OeMAG Abwicklungsstelle für Ökostrom AG (€ 1.2 million) and CEMP d.o.o. (€ 0.3 million).

The disposals of the other participating interests refer, essentially, to master-talk Austria telekom Service GmbH & Co KG (acquisition costs: € 2.1 million/accumulated value adjustments: € 2.1 million).

(14) LONG-TERM INVESTMENTS – CROSS BORDER LEASING

LONG-TERM INVESTMENTS – CROSS BORDER LEASING			Million €
	Securities (loan stock rights) cross border leasing	Other loans cross border leasing	Total
(Amortized) acquisition costs as of 31.12.2005	490.8	546.6	1.037.4
Foreign-currency measurement	41.7	-76.9	-35.2
Additions	7.8	39.5	47.2
Capitalized interest	0.0	38.4	38.4
Disposals	-492.3	-15.2	-507.5
(Amortized) acquisition costs as of 31.12.2006	**48.0**	**532.3**	**580.3**

Notes to cross border leasing transactions can be found under »Accounting policies«.

The securities consist of medium-term notes with a nominal value of USD 61.0 million (previous year: USD 60.0 million).

In fiscal 2006, additional payment undertaking agreements were concluded for three cross border leasing transactions. Under these agreements, the existing securities (US Treasuries), which were used to cover the financial liabilities, were transferred and subsequently exchanged for securities of the European Investment Bank. These transactions account for € 492.3 million of the disposals recognized.

None of the securities are pledged (previous year: € 438.3 million) and of loans, an amount of € 371.7 million (previous year: € 106.6 million) is pledged.

(15) OTHER LONG-TERM INVESTMENTS AND OTHER LONG-TERM RECEIVABLES

OTHER LONG-TERM INVESTMENTS AND OTHER LONG-TERM RECEIVABLES				Million €
2006	Loans to companies in which participating interests are held	Securities (loan stock rights) excl. cross border leasing	Other loans excl. cross border leasing	Total
Acquisition costs as of 01.01.2006	75.3	123.3	25.4	224.0
Additions	1.7	161.6	0.0	163.4
Disposals	0.0	-7.0	0.0	-7.0
Repostings	-4.0	0.0	-18.8	-22.7
Acquisition costs as of 31.12.2006	**73.1**	**278.0**	**6.7**	**357.7**
Accumulated value adjustments as of 01.01.2006	0.0	18.2	0.0	18.2
Value losses	0.0	6.1	0.0	6.1
Value increases	0.0	-0.9	0.0	-0.9
Disposals	0.0	-0.1	0.0	-0.1
Repostings	0.0	0.0	0.0	0.0
Accumulated value adjustments as of 31.12.2006	**0.0**	**23.3**	**0.0**	**23.3**
Net carrying amount as of 31.12.2006	**73.1**	**254.6**	**6.7**	**334.3**
Net carrying amount as of 31.12.2005	75.3	105.1	25.4	205.8
Other long-term receivables				
Net carrying amount as of 31.12.2006				61.0
Net carrying amount as of 31.12.2005				76.4
Total				
Net carrying amount as of 31.12.2006				395.3
Net carrying amount as of 31.12.2005				282.2
2005				
Acquisition costs as of 01.01.2005	41.7	117.1	53.3	212.1
Additions	35.0	0.0	0.0	35.0
Disposals	0.0	-0.8	-0.2	-1.0
Repostings	-1.4	7.0	-27.7	-22.1
Acquisition costs as of 31.12.2005	**75.3**	**123.3**	**25.4**	**224.0**
Accumulated value adjustments as of 01.01.2005	0.0	21.9	0.0	21.9
Value losses	0.0	0.2	0.0	0.2
Value increases	0.0	-3.6	0.0	-3.6
Disposals	0.0	-0.2	0.0	-0.2
Repostings	0.0	-0.1	0.0	-0.1
Accumulated value adjustments as of 31.12.2005	**0.0**	**18.2**	**0.0**	**18.2**
Net carrying amount as of 31.12.2005	**75.3**	**105.1**	**25.4**	**205.8**
Net carrying amount as of 31.12.2004	41.7	95.2	53.3	190.2
Other long-term receivables				
Net carrying amount as of 31.12.2005				76.4
Net carrying amount as of 31.12.2004				72.3
Total				
Net carrying amount as of 31.12.2005				282.2
Net carrying amount as of 31.12.2004				262.5

The repostings of acquisition costs refer to the reclassification to current assets.

Loans to companies in which participating interests are held include an electricity prepayment to Österreichisch- Bayerische Kraftwerke Aktiengesellschaft (€ 30.2 million, previous year € 31.6 million), which was reduced, in 2006 by € 1.4 million € 1.4 million. The additions (€ 1.7 million) refer exclusively to a loan to Kraftwerk Nußdorf Errichtungs- und Betriebs GmbH & Co KG.

The securities (€ 254.6 million (previous year: € 105.1 million)) primarily comprise shares in investment funds and bonds and are classified as available-for-sale.

Of the securities, € 36.0 million (previous year: € 4.8 million) was pledged as security, above all in connection with trading at power exchanges and the management of balancing energy.

Other loans in the amount of € 6.7 million (previous year: € 25.4 million) consist, essentially, of long-term receivables vis-à-vis the Republic of Austria from the pre-financing of building-cost contributions on account of the Republic of Austria. The building-cost contributions were used to finance facilities of the Danube power plants used by the shipping industry.

Other long-term receivables include, after set-off against prepayments received, € 4.8 million (previous year: € 10.5 million) as the present value of future leasing installments for plants leased out by Verbund to a large customer (financial leasing under IAS 17). The lease agreements will terminate on 31 September 2010. The total of non-discounted future leasing installments amounts to € 5.1 million (previous year: € 10.9 million). Redemptions due within a year amount to € 1.6 million and redemptions due between 2008 and 2010 to € 3.2 million.

Other long term receivables are receivables from the fair value of the derivative financial instruments of the financial area in connection with cross border leasing in the amount of € 47.0 million (previous year: € 64.0 million).

CURRENT ASSETS

Current assets include all assets that are expected to be realized (used) within a period of 12 months or over the normal course of the business cycle.

(16) INVENTORIES

INVENTORIES			Million €
	2006	2005	Change
Primary energy sources	49.6	56.1	-6.5
Less value adjustments	-0.5	-32.6	32.1
Subtotal	**49.1**	**23.5**	**25.6**
Materials and supplies	2.6	3.2	-0.6
Work in progress	0.5	0.2	0.3
Inventories	**52.2**	**26.9**	**25.3**

The primary energy sources refer, essentially, to coal and oil inventories which were written down to the net realizable value.

(17) RECEIVABLES AND OTHER ASSETS

(17) RECEIVABLES AND OTHER ASSETS	Short-term		Long-term	Million €
	2006	2005	2006	2005
Trade accounts receivable	211.1	197.2		
Receivables from companies in which participating interests are held	37.3	34.5		
Other loans	18.8	37.1		
Loans to companies in which participating interests are held	4.2	1.8		
Receivables from non-consolidated affiliated companies	4.0	3.6		
Other receivables and assets	150.2	258.0	61.0	76.4
Receivables and other assets	**425.6**	**532.2**	**61.0**	**76.4**

Other receivables with a maturity of more than one year are recognized in the balance sheet under »Other long-term receivables« (see (15)).

OTHER RECEIVABLES AND ASSETS	Short-term		Long-term	Million €
	2006	2005	2006	2005
Fair value of the derivative financial instruments				
Financial area	0.0	1.4	47.0	64.0
Trading – energy area	49.1	92.7	0.0	0.0
Hedge – energy area	8.8	35.3	0.0	0.0
Securities in EEX / electricity trade	32.6	20.3	0.0	0.0
Emission rights	24.4	84.1	0.0	0.0
Prepayments made for expenses that will be recognized in following periods – electricity business	3.6	3.3	0.0	0.0
Securities in connection with electricity transports	5.6	3.8	0.0	0.0
Contributions to financing	2.7	1.6	0.0	0.0
Receivables from lock operations	2.1	2.1	0.0	0.0
Accrual in connection with electricity procurement rights	2.0	0.2	0.0	0.0
Receivables – ElWOG	1.8	0.0	0.0	0.0
Receivables from interest accruals	1.6	0.4	0.0	0.0
Receivables – Republic of Austria	0.7	5.1	0.0	1.2
Receivables from tax clearing	0.6	2.8	0.0	0.0
Other receivables from payroll	0.5	0.6	0.0	0.0
Prepayments for financial instruments	0.0	0.0	8.6	0.0
Receivable from financial leasing	0.0	0.0	4.8	10.5
Other	14.1	4.3	0.6	0.7
Other receivables and assets	**150.2**	**258.0**	**61.0**	**76.4**

Emission rights include emissions rights that were freely allocated with a carrying amount of € 21.9 million (fair value at time of allocation € 87.5 million).

The total amount of € 38.2 million (previous year: € 24.1 million) recognized as securities was pledged, above all in connection with the management of balancing energy and trading at power exchanges.

(18) CASH AND CASH ITEMS

CASH AND CASH ITEMS Million €	2006	2005
Short-term deposits (industry clearing)	80.6	4.3
Cash in banks	7.2	25.4
Cash balance	0.2	0.0
Cash and cash items	**88.0**	**29.7**

The lock-in period of all short-term financial investments was less than three months at the time of the investment.

EQUITY AND CAPITAL SHARES REPAYABLE ON DEMAND

Composition and changes are presented in the »Consolidated Statement of Changes in Equity and in Capital Shares Repayable on Demand«.

(19) SHARE CAPITAL

The share capital comprises:

151,018,000 individual share certificates (bearer shares category A), equivalent to 49 % of the share capital; 157,182,000 individual share certificates (registered shares category B), equivalent to 51 % of the share capital, authenticated by an interim certificate deposited with the Federal Ministry of Finance and made out in the name of the Republic of Austria. The share capital was paid in full. On May 23 2006, a stock split was carried out in the ratio of 1:10 after an increase in the share capital using the company's own resources.

On the balance sheet date, there were 308,200,000 shares (previous year: 30,820,000) in circulation.

Earnings per share are calculated by dividing the profit for the period (excluding minority interests) by the weighted average number of shares in circulation in 2006 (308,200,000, previous year: 30,820,000). There were no rights issues or other matters that could have had a diluting effect. Due to the stock split, the figures for the previous year were restated correspondingly.

(20) CAPITAL RESERVES

Capital reserves amount to € 10.9 million (previous year: € 10.9 million). This represents the portion of the reserves that was not created from the profits in previous years.

(21) RETAINED EARNINGS

The retained earnings comprise the profits and losses accumulated within the group. Of the retained earnings, the amount that can be distributed to the shareholders of the parent company is the item shown as »net profit for the year« in the individual accounts of the parent company as of 31 December 2006, which are prepared in accordance with Austrian Accounting Standards (see (24) for details relating to proposed dividend)).

(22) OTHER RESERVES

OTHER RESERVES Million €	Profit and losses from			
	available-for-sale assets	interests measured at equity	cash flow hedging	Total
As of 01.01.2006	2.2	0.7	0.0	2.9
Change	-3.3	4.1	0.0	0.8
Recycling (sale)	0.1	0.0	0.0	0.1
As of 31.12.2006	**-1.0**	**4.8**	**0.0**	**3.8**

The amounts recognized are net amounts less income taxes.

Details relating to the profits and losses from available-for-sale financial instruments can be found under »Accounting policies« (securities and loans). The profits and losses from interests accounted for using the equity method reflect the following changes in the investee's equity that have not been recognized in the investee's profit or loss: exchange rate translation differences, revaluation of property, plant and equipment, measurement of available-for-sale financial instruments and cash flow hedges.

(23) MINORITY INTERESTS

Minority interests comprise the third-party shares in the shareholders' equity of the consolidated subsidiaries. Minority interests are held in VERBUND-Austrian Hydro Power AG (19.7 %) and VERBUND-Austrian Thermal Power GmbH (40.5 %).

Details relating to the development of minority interests are presented under »Consolidated Statement of Changes in Equity and in Capital Shares Repayable on Demand.

(24) DIVIDENDS

The dividend is determined on the basis of the net profit for the year shown in the individual accounts of the parent company which are compiled in accordance with commercial law. In fiscal 2006, this amount comes to € 231.2 million (previous year: € 154.1 million). A distribution of the full amount will be proposed to the General Meeting. This would correspond to a distribution of € 0.75 per share (previous year: € 0.50).

(25) CAPITAL SHARES REPAYABLE ON DEMAND

The capital shares repayable on demand show the puttable shares held by other limited partners of VERBUND-Austrian Thermal Power GmbH & Co KG (44.3 %), a limited partnership under Austrian commercial law and subsidiary of the Verbund group.

These puttable shares are, for the first time, recognized under a separate item »Capital shares repayable on demand« and not within equity. The definition of equity as contained in IAS 32 is not met, if an entity does not have an unconditional right to avoid repayment. Limited partnerships under Austrian commercial law do not have such an unconditional right.

Bearing in mind the controversies as to the provisions laid down by the IASB to differentiate between equity and liabilities, the Verbund group has decided to present the capital shares repayable on demand as a separate item in the balance sheet. The item was measured at the proportionate IFRS net assets. In the income statement, the profit attributable to capital shares repayable on demand is also presented separately before total profit.

The changes to the capital shares repayable on demand are shown in the »Consolidated Statement of Changes in Equity and in Capital Shares Repayable on Demand«. Previous year's figures were restated.

LONG-TERM AND SHORT-TERM LIABILITIES

(26) LONG AND SHORT-TERM FINANCIAL OBLIGATIONS

LONG AND SHORT-TERM FINANCIAL OBLIGATIONS — Million €

	Long-term		Short-term	
	2006	2005	2006	2005
Bonds	484.5	585.9	76.7	213.3
Liabilities to banks	264.9	302.1	176.8	81.7
Financial obligations to others	51.6	56.7	185.3	5.1
Total financial obligations excl. cross border leasing	**801.0**	**944.7**	**438.8**	**300.1**
Financial obligations – cross border leasing	647.9	1,149.5	0.0	0.0
Long and short-term financial obligations	**1,448.9**	**2,094.2**	**438.8**	**300.1**

No new long-term financial obligations were incurred in fiscal 2006.

The financial obligations changed as follows:

FINANCIAL OBLIGATIONS		Million €
As of 1.1.2006 (long-term and short-term)		**1,244.8**
Net change in money market transactions		301.6
Change in interest accruals		-0.1
Scheduled repayments	-268.6	
Unscheduled repayment of 2.1 billion Yen	-15.0	-283.6
Exchange gains		-23.4
Other changes		0.5
As of 31.12.2006 (long-term and short-term)		**1,239.8**

The financial obligations from cross border leasing changed as follows:

FINANCIAL OBLIGATIONS FROM CROSS BORDER LEASING	Million €
As of 1.1.2006	**1,149.5**
Exchange gains from measurement in accordance with IAS 39	-35.2
Capitalization – cross border leasing	65.9
Repayments/disposals from cross border leasing	-521.4
Market changes – cross border leasing	-11.0
As of 31.12.2006	**647.9**

As of 31.12.2006, the Verbund Group did not have any contracted credit lines with domestic banks for fee and cost-related reasons. A five-year syndicated loan facility with a renewal option in the amount of € 750 million within the framework of a European bank syndicate was secured by the financing company in the Netherlands at the beginning of 2005 to provide the group with adequate liquidity reserves. The renewal option was used in fiscal 2006, the loan facility was not used.

Discounts and financing costs of € 0.6 million (previous year: € 1.2 million) have been included under financial obligations.

All mortgage-backed loans from creditors were repaid (previous year: € 0.1 million).

Further details relating to the financial obligations are provided in the following table.

LONG-TERM AND SHORT-TERM FINANCIAL OBLIGATIONS — Million €

	Maturity to	Issue volume	Liability 31.12.2006	Remaining maturity up to 1 year	Remaining maturity 1 to 2 years	Remaining maturity 2 to 3 years	Remaining maturity 3 to 4 years	Remaining maturity 4 bis 5 years	Remaining maturity more than 5 years	Weighted nominal interest rate	Weighted effective interest rate	Fair Value 31.12.2006
1. Bonds												
Euro currencies	2017	455.0	445.1	74.5	297.1	0.8	0.0	0.0	72.7	4.47 %	5.23 %	452.2
Foreign currencies (JPY)	2015	168.1	116.1	2.2	31.8	0.0	0.0	0.0	82.1	3.52 %	2.28 %	129.5
Total bonds		**623.2**	**561.2**	**76.7**	**329.0**	**0.8**	**0.0**	**0.0**	**154.8**	**4.27 %**	**4.12 %**	**581.7**
Thereof at a fixed interest rate	2017	623.2	561.2	76.7	329.0	0.8	0.0	0.0	154.8	4.27 %	4.12 %	581.7
Thereof at a variable interest rate		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	--	--	0.0
2. Payabls to credit institutions												
Euro currencies	2020	447.1	441.8	176.9	11.9	134.8	11.9	11.9	94.3	3.40 %	3.70 %	436.3
Foreign currencies		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	--	--	0.00
Total payables to credit institutions		**447.1**	**441.8**	**176.9**	**11.9**	**134.8**	**11.9**	**11.9**	**94.3**	**3.40 %**	**3.70 %**	**436.3**
Thereof at a fixed interest rate	2016	141.6	140.2	2.0	1.7	124.6	1.7	1.7	8.5	2.72 %	3.06 %	135.4
Thereof at a variable interest rate	2020	305.5	301.6	174.9	10.2	10.2	10.2	10.2	85.7	3.71 %	4.11 %	300.9
3. Financial obligations to others												
Euro currencies	2021	208.1	204.7	185.0	0.9	1.0	1.0	1.0	15.8	3.69 %	3.74 %	204.7
Foreign currencies (JPY)	2009	34.8	32.1	0.3	0.0	31.9	0.0	0.0	0.0	1.90 %	3.91 %	32.6
3a. Total financial obligations to others excl. cross border leasing		**242.9**	**236.9**	**185.3**	**0.9**	**32.8**	**1.0**	**1.0**	**15.8**	**3.45 %**	**3.88 %**	**237.4**
Thereof at a fixed interest rate	2021	34.9	32.2	0.3	0.0	31.9	0.0	0.0	0.0	1.90 %	3.90 %	32.7
Thereof at a variable interest rate	2015	208.0	204.7	185.0	0.9	1.0	1.0	1.0	15.7	3.69 %	3.75 %	204.7
3b. Cross Border Leasing*			**647.9**	**0.0**	**0.0**	**0.0**	**3.8**	**0.4**	**643.7**			
Total financial obligations to others			**884.8**	**185.3**	**0.9**	**32.8**	**4.8**	**1.5**	**659.5**			
Total financial obligations excl. cross border leasing		**1,313.1**	**1,239.9**	**438.8**	**341.9**	**168.4**	**12.9**	**13.0**	**264.8**	**3.81 %**	**4.02 %**	**1,255.4**
Total financial obligations incl. cross border leasing			**1,887.8**	**438.8**	**341.9**	**168.4**	**16.7**	**13.4**	**908.5**			

* These figures correspond to asset items in the same amount

(27) LONG-TERM AND SHORT-TERM PROVISIONS

LONG-TERM AND SHORT-TERM PROVISIONS — Million €

	2006	2005
Provisions for pensions	226.3	233.8
Provisions for other post-employment benefits	109.5	89.0
Provisions for severance payments	146.5	135.5
Provisions for semi-retirement	72.2	88.4
Other provisions	305.9	365.7
Long-term and short-term provisions	**860.4**	**912.4**

The provisions for pensions, other post employment benefits (premiums for supplementary health insurance) and severance payments are all considered long-term. For maturities of other provisions, please see below.

PROVISIONS FOR PENSIONS AND OTHER POST EMPLOYMENT BENEFITS				Million €
	Pension obligations		Other post employment benefits	
	2006	2005	2006	2005
Derivation of provision recorded in the balance sheet				
Present value (DBO) of obligations covered by fund assets	168.8	163.2	-	-
Market value of plan assets	-157.6	-156.5	-	-
Net value of obligations covered by fund assets	11.2	6.7	-	-
Present value (DBO) of obligations not covered by fund assets	258.7	263.1	128.3	103.1
Accumulated actuarial gain (+)/loss (-) not realized	-43.6	-36.0	-18.8	-14.1
Recorded provision 31.12.	226.3	233.8	109.5	89.0
Payroll expenses include				
Service cost (acquired claims)	0.6	0.4	2.2	1.7
Interest cost	16.5	19.1	4.3	4.0
Expected investment gain (-)/loss (+)	-6.1	-5.7	-	-
Amortized corridor gain (-)/loss (+)	5.4	16.3	15.7	18.6
Pension expenses recorded under payroll expenses	16.4	30.1	22.2	24.3
Actual investment gain (-)/loss (+)	-8.0	-17.1	-	-
Changes to present value of obligations (DBO)				
Present value (DBO) 01.01.	426.5	378.2	103.1	75.8
Service cost (acquired claims)	0.6	0.4	2.2	1.7
Interest cost	16.5	19.1	4.3	4.0
Adjustment of mortality chart	-	13.6	-	6.5
Pension payments/contributions to supplementary health insurance	-31.1	-30.0	-1.8	-1.6
Actuarial gain (-)/loss (+)	15.0	45.2	20.5	16.7
Actual DBO 31.12.	427.5	426.5	128.3	103.1
Changes to fund assets				
Plan assets at market value 01.01.	156.5	145.0		
Funds – contributions	0.3	0.5		
Funds – payouts	-7.2	-6.1		
Expected gain from plan assets	6.1	5.7		
Actuarial gain (-)/loss (+)	1.9	11.4		
Plan assets at market value 31.12.	157.6	156.5		
Changes to non-realized actuarial gain/loss (accumulated)				
Accumulated actuarial gain (+)/loss (-) 01.01.	-36.0	-4.9	-14.1	-9.5
Actuarial gain (+)/loss (-) of the year	-14.9	-58.8	-20.4	-23.2
Investment gains (+)/losses (-) of the year	1.9	11.4		-
Amortized gain (+)/loss (-) of the year	5.4	16.3	15.7	18.6
Accumulated actuarial gain (+)/loss (-) 31.12.	-43.6	-36.0	-18.8	-14.1

The estimated cost increase for medical care had a significant influence on the premium expenses for supplementary health insurance in payroll expenses. On the basis of the present value of the obligation

(DBO) in the amount of € 128.3 million, the one-percentage-point change in the cost increase had the following effects:

EFFECT OF THE ESTIMATED COST INCREASE FOR SUPPLEMENTARY HEALTH INSURANCE		Million €
	1 %-point increase	1 %-point reduction
Effect on service and interest costs	2.1	-1.6
Effect on DBO	29.8	-22.8

HISTORIC INFORMATION POST EMPLOYMENT BENEFITS					
	2002	2003	2004	2005	2006
Other post employment benefits (DBO) to 31.12 in million €	41.4	55.6	75.8	103.1	128.3
Experience adjustments (+) gain / (-) loss in % of the present value of the obligation (DBO) at the end of the period	-5.22 %	-3.84 %	3.85 %	1.03 %	-3.67 %

Experience adjustments are actuarial gains and losses that result from deviations in individual person-related parameter assumptions as opposed to deviations in the parameters that are used for the total workforce. This refers, among other things, to salary developments, the number of deaths, early retirement and resignations.

HISTORIC INFORMATION PENSION OBLIGATIONS					
	2002	2003	2004	2005	2006
Pension obligations (DBO) as of 31.12	392.4	403.2	378.2	426.5	427.5
Plan assets at market value	-131.7	-154.6	-145.0	-156.5	-157.6
Deficit (+) / surplus (-)	**260.7**	**248.6**	**233.2**	**270.0**	**269.9**
Experience adjustments (+) gain / (-) loss					
in % of the present value of the obligation (DBO) at the end of the period	3.76 %	0.42 %	0.44 %	0.40 %	-3.56 %
in % of the plan assets at the end of the period	-13.68 %	5.79 %	0.92 %	7.28 %	1.21 %

The deficit represents a share of the pension commitments that are not covered by plan assets. This primarily refers to direct commitments to persons drawing a pension.

In fiscal 2007, ongoing contributions to the defined-contribution pension fund are expected in the amount of € 6.1 million.

The fund assets comprise:

FUND ASSETS		%
	2006	2005
Bonds – Euro	50.88	49.88
Bonds – Euro High Yield	4.00	4.87
Bonds – Euro Corporates	7.09	6.73
Stocks – Euro	10.29	12.14
Stocks – Non-Euro	17.66	17.95
Stocks – Emerging Markets	3.14	4.06
Alternative investments	6.74	3.95
Cash	0.20	0.42
Total	**100.00**	**100.00**

PROVISIONS FOR SEVERANCE PAYMENTS		Million €
	2006	2005
Provision for statutory severance payments	140.7	135.5
Provision for severance payments from special agreements in accordance with social plan	5.8	0.0
Provisions for severance payments total	**146.5**	**135.5**

CHANGES TO PROVISIONS FOR STATUTORY SEVERANCE PAYMENTS		Million €
	2006	2005
Derivation of provision recorded in the balance sheet		
Present value (DBO) of obligations	140.7	135.5
Recorded provision 31.12.	140.7	135.5
Payroll expenses include		
Service cost	3.3	3.0
Interest cost	5.4	5.8
Realized actuarial gain (-)/loss (+)	4.9	18.3
Severance payment costs recorded under payroll expenses	13.6	27.1
Changes to provisions		
Recorded provision 01.01.	135.5	110.8
Net expenditure recorded in the income statement	13.6	27.1
Severance payments	-8.4	-2.4
Recorded provision 31.12.	140.7	135.5

CHANGES TO PROVISIONS FOR SEMI-RETIREMENT		Million €
	2006	2005
Derivation of provision recorded in the balance sheet		
Present value (DBO) of obligations	72.2	88.4
Recorded provision 31.12.	72.2	88.4
Payroll expenses include		
Interest cost	2.3	3.3
Reduction in provisioned payroll expenses	-2.2	-2.4
Recorded actuarial gain (+)/loss (-)	6.1	10.8
Expenses recorded under payroll expenses	6.2	11.7
Changes to provisions		
Recorded provision 01.01.	88.4	102.2
Net expenditure recorded in the income statement	6.2	11.7
Reclassification for provision for impending losses	2.3	2.5
Payments for semi-retirement	-24.7	-28.0
Recorded provision 31.12.	72.2	88.4

The provisions for semi-retirement models provide for bridging payments within the framework of semi-retirement in the amount of € 72.2 million (previous year: € 88.4 million). These models allow the company to reduce employee numbers is a socially-compatible manner.

OTHER PROVISIONS				Million €
	Provisions for impending losses	Other personnel related provisions	Other	Total
Carrying amount 01.01.2006				
Thereof > 1 year	101.3	3.4	12.5	117.2
Thereof < 1 year	18.3	78.8	151.3	248.4
Total 01.01.2006	**119.6**	**82.2**	**163.8**	**365.6**
Changes in companies consolidated	0.0	0.4	0.2	0.6
New provisions	18.5	37.9	170.8	227.2
Interest accrued	14.4	0.1	0.2	14.7
Appropriation	-9.2	-78.4	-183.7	-271.3
Reversal	-40.2	-2.7	-11.5	-54.4
Reclassification	9.8	13.7	0.0	23.5
Carrying amount 31.12.2006	**112.9**	**53.2**	**139.8**	**305.9**
Thereof > 1 year	74.5	3.5	15.0	93.0
Thereof < 1 year	38.4	49.7	124.8	212.9

The provisions for impending losses were formed in 1998 as a result of the expected impact of deregulation on the electricity market and on an ongoing basis for onerous contracts. The estimated value for the provision was calculated using the discounted cash flow method. Future inflows and outflows were discounted at a rate of 4.5 % (previous year 6.5 %).

Other personnel-related provisions contain essentially accruals for vacation entitlements, flextime balances and overtime as well as provisions for personnel reorganization, additional vacation pay, incentive pay and anniversary bonuses.

OTHER LONG-TERM AND SHORT-TERM PROVISIONS								Million €
	Compensation payments	Decommissioning costs	Outstanding receipts for investments	Maintenance expenses	Legal, auditing & consulting expenses	Electricity/ grid supplies	Other	Total
Carrying amount 01.01.2006								
Thereof > 1 year	0.6	11.4	0.0	0.5	0.0	0.0	0.0	12.5
Thereof < 1 year	5.5	1.0	24.5	29.6	3.0	80.4	7.2	151.3
Total 01.01.2006	**6.1**	**12.4**	**24.5**	**30.1**	**3.0**	**80.4**	**7.2**	**163.8**
Changes in companies consolidated	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2
New provisions	0.1	2.5	32.7	31.0	1.4	89.6	13.6	170.8
Interest accrued	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
Appropriation	-0.6	-0.7	-20.4	-26.0	-2.6	-131.3	-2.1	-183.7
Reversal	-0.4	-0.3	-3.8	-1.8	-0.3	-2.6	-2.3	-11.5
Carrying amount 31.12.2006	**5.2**	**13.9**	**33.0**	**33.3**	**1.5**	**36.3**	**16.6**	**139.8**
Thereof > 1 year	0.6	13.9	0.0	0.5	0.0	0.0	0.0	15.0
Thereof < 1 year	4.6	0.0	33.0	32.8	1.5	36.3	16.6	124.8

(28) PROVISIONS FOR TAXES (CURRENT TAXES)

PROVISIONS FOR TAXES (CURRENT TAXES)	Million €	
	2006	2005
Corporate tax	114.6	0.0
Other taxes	0.0	0.3
Provisions for taxes (current taxes)	**114.6**	**0.3**

The provisions for taxes are all considered short-term.

(29) CONTRIBUTIONS TO BUILDING COSTS

Under this item, building-cost contributions made especially by provincial companies to Verbund, which are non-repayable, are carried as liabilities in the amount of € 426.4 million (previous year: € 431.2 million). These allow for electricity-purchase rights and user rights with respect to power plants and other facilities of Verbund for the duration of their useful lives. The building-cost contributions are reversed parallel to the depreciation of the facilities concerned.

(30) DEFERRED INCOME – CROSS BORDER LEASING

Deferred income includes cash inflows from cross border leasing transactions in the total amount of € 256.7 million (previous year: € 262.2 million). The portion that was reversed in the fiscal year as other operating income amounted to € 5.9 million.

(31) OTHER LONG-TERM LIABILITIES

OTHER LONG-TERM LIABILITIES	Million. €	
	2006	2005
Liabilities – Republic of Austria	13.2	0.0
Fair value of derivative financial instruments/financial area	9.2	15.3
Liabilities from water rights	2.6	2.5
Prepayments received from sale of interests	1.6	0.0
Trade accounts payable	0.7	0.9
Government grants for emission rights	0.0	3.3
Other long-term liabilities	**27.3**	**22.0**

The government grants for emission rights in the previous year referred to the amount of rights freely allocated that had not yet been consumed.

(32) OTHER SHORT-TERM LIABILITIES

OTHER SHORT-TERM LIABILITIES		Million €
	2006	2005
Trade accounts payable	82.6	57.7
Prepayments received for income that will be recognized in following periods	52.7	86.1
Fair value of derivative financial instruments		
Trading – energy area	35.3	108.0
Hedge – energy area	8.8	35.3
Payables to companies in which participating interests are held	40.0	38.5
Liabilities to ECRA	24.4	80.8
Liabilities to revenue authorities	23.9	40.8
Liabilities to pension fund	20.6	0.0
Prepayments received from auctions	6.4	1.6
Payables to non-consolidated affiliated companies	6.1	9.5
Liabilities to OeMAG	5.7	0.0
Social security (e.g. liabilities to social-insurance institutions)	4.3	4.0
Prepayments received	0.7	0.8
Other	7.9	8.0
Other short-term liabilities	**319.4**	**471.1**

The reduction in liabilities to Emission Certificate Registry Austria GmbH (ECRA) results from the obligation to return the emission rights.

In fiscal 2006, the first two extra contributions were paid into the pension fund from the allocation to the pension fund which had been approved and provided for in 2005 in order to prevent future law suits. The other extra contributions in the amount of € 20.6 million were shown under other liabilities.

RISK / RISK MANAGEMENT

FINANCIAL INSTRUMENTS

The existing group's primary financial instruments primarily consist of long-term investments such as securities, loans and participating interests, trade receivables, cash in banks, public and non-public financial liabilities and trade payables.

FINANCIAL AREA

The derivative financial instruments regarding financial activities can be broken down as follows and are recorded in the following balance-sheet items:

FINANCIAL AREA — Million €

		31.12.2006		31.12.2005	
	Notional amount	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Other receivables					
Interest-rate swap cross border leasing (fixed-rate receiver)*	USD 227.5	47.0		64.0	
Cross-currency swaps	CHF 320.0	cleared		1.4	
Other liabilities					
Currency forward transaction cross border leasing*	USD 27.2		9.2		15.3

* Hedge accounting in accordance with IAS 39

All of the derivative transactions listed are used exclusively for hedging against existing foreign-currency and interest-rate risks. Hedge accounting in accordance with IAS 39 was used for a number of the transactions listed.

The value fluctuations of these hedging transactions are offset by the value fluctuations of hedged transactions. The value fluctuations of the transactions for which hedge accounting was not carried out are recognized in profit or loss.

The notional amount comprises the reference basis of those derivative instruments that are open at the balance sheet date. The actual cash flows are merely a fraction of these values.

CREDIT RISK

The amounts recognized on the asset side also represent the maximum credit risk and risk of default. As part of the group-wide risk management system, the counterparty credit risk in electricity and grid business as well as in the financial area is assessed and monitored in a uniform manner across the group. Transactions, apart from minor amounts, are only entered into with customers with a sufficient credit rating either on the basis of an external investment grade rating of an international rating agency (Moody's, Standard & Poor's) or following an internal credit check which determines a rating equivalent. For this purpose, each counterparty is assigned an individual limit which will be monitored across the group. Money market investments are also only concluded with financial partners that have an appropriate credit rating. All counterparty risks and the customer structure portfolio are monitored on the basis of default likelihoods which are calculated by international rating agencies. If the credit assessment or rating does not meet the requirements, i.e. an investment grade rating is not reached, transactions will be entered into only on the precondition of sufficient security (e.g., prepayments, bank guarantees, letters of comfort). These counterparty requirements serve to reduce default risks. Netting agreements are concluded to further minimize the risk level. As a rule counterparty risks are not insured.

The most important credit risk items and the allocated credit rating groups are shown in the following table.

CREDIT RATING GROUP

	Equivalent to Moody's Rating	Securities and loans in cross border leasing transactions	Other securities/ investment funds	Other long-term receivables and loans	Financial derivatives	Trade accounts receivable	Money market transactions
A	up to Aa3	580.3		11.2		43.4	
B	up to A3				47.0	104.1	80.6
C	up to Baa3					38.6	
D	below Baa3					2.6	
not rated			254.6	82.5		22.4	
Total		**580.3**	**254.6**	**93.7**	**47.0**	**211.1**	**80.6**

The amounts shown as not rated under »Other long-term receivables and loans« refer, essentially, to loans to associated companies.

INTEREST RATE RISK

Verbund considers fluctuations in interest rates a substantial cash flow risk. Under the rules of risk management, only a maximum of 40 % of the financial obligations (incl. money market transactions) may be subject to a floating rate. As of 31 December 2006, the share of financial obligations where Verbund has a corresponding interest-rate risk after netting out money market transactions was approx. 39 % (previous year: 23 %).

An increase in the interest rate by 1 % would entail a reduction of the result by € 2.0 million p.a. (previous year: € 2.7 million p.a.), based on the existing credit portfolio without money-market borrowings that existed on the balance sheet date. The utilization of hedging instruments serves to reduce the effects short-term fluctuations in the market price have on earnings. Sustained negative changes in the market price, however, may have a negative effect on earnings.

As of 31 December 2006, interest-rate swaps only exist in connection with cross border leasing transactions. These interest-rate swaps are classified as fair value hedges. The fair value of these derivative transactions forms, together with related securities, loans and receivables, a micro-valuation unit in each case, which corresponds exactly to the recognized fair value of the financial obligation.

For a detailed description of the financial obligations including fair values, please refer to the table under (26). The average remaining maturity of the overall portfolio excluding money-market items amounts to 2.4 years (previous year: 4.1 years).

EXCHANGE RISK

There is no significant exchange risk on the asset side, because supplies are almost exclusively invoiced in Euro. The same is essentially true of the other primary financial instruments.

Since the assets (long-term investments, loans) and liabilities in connection with cross border leasing transactions are exclusively quoted in USD and since corresponding hedging transactions have been concluded, there is no exchange risk.

The situation on the liabilities side is different. Financing in a foreign currency was of considerable importance to Verbund in the past due to the positive interest differential compared to financing in

Euro. In this context, the option to hedge against exchange risk was not exercised, or only rarely. In the past few years and in the period under review, this strategy, despite taking into consideration unfavorable rate developments, resulted in considerable interest advantages and significantly improved actual costs compared to conventional € financing.

Under the rules of risk management within Verbund, the foreign-currency share of financial obligations (excl. cross border leasing transactions) must not exceed the maximum values defined for each foreign-currency portion (max. 12 % JPY) .

As of 31 December 2006, the exchange risk related to all financial obligations, excluding the financial obligations regarding the Republic of Austria in connection with the pre-financing of building cost contributions and excluding interest accruals, can be represented as follows:

LIABILITY — **Million**

	31.12.2006		31.12.2005	
	Foreign currency	€	Foreign currency	€
Japanese Yen	JPY 12.900,0	82,2	JPY 15.000,0	108,0

A foreign currency exchange rate risk now only exists for the financial obligation in the amount of JPY 12.9 billion. If JPY was to change by 1 % vis-à-vis €, the result would decrease by approx. € 0.8 million (previous year: € 1.1 million. A financial obligation in the amount of CHF 320 million, which was converted to Euro through the conclusion of a cross-currency swap in the previous year, was cleared according to schedule in fiscal 2006.

FAIR VALUES

The fair values of financial obligations can be seen in the table under (26). The fair value of derivative financial instruments/financial area can be seen in the table under »Financial Instruments/Financial Area« The fair value of other primary financial instruments is, given the daily or short-term maturities, essentially equivalent to the carrying amount.

ENERGY AREA

The derivative financial instruments (electricity futures, electricity forwards and swaps) used in the energy area can be broken down as follows:

DERIVATIVE FINANCIAL INSTRUMENTS – ENERGY AREA — Million €

	Fair values			Notional values	
2006	Positive	Negative	Net	Purchases	Sales
Trading					
Futures	1.2	-3.4	-2.2	65.3	-0.4
Forwards	223.2	-207.2	16.0	2,167.4	-2,243.9
Total before netting	224.4	-210.6	13.8	2,232.7	-2,244.3
Including the netting agreements	-175.3	175.3	0.0	-1,791.5	1,791.5
Total after netting	49.1	-35.3	13.8	441.3	-452.8
Hedge					
Futures	27.9	-19.1	8.8	982.4	0.0
Forwards	19.1	-27.9	-8.8	0.0	-982.4
Swaps	0.1	-0.1	0.0	6.0	-6.0
Total before netting	47.1	-47.1	0.0	988.4	-988.4
Including the netting agreements	-38.3	38.3	0.0	-6.0	6.0
Total after netting	8.8	-8.8	0.0	982.4	-982.4
2005					
Trading					
Futures	1.7	-4.7	-3.1	37.6	-11.9
Forwards	644.5	-656.4	-11.8	1,814.9	-1,823.6
Swaps	0.1	-0.5	-0.4	7.0	-4.3
Total before netting	646.3	-661.6	-15.3	1,859.6	-1,839.8
Including the netting agreements	-553.6	553.6	0.0	-1,563.0	1,563.0
Total after netting	92.7	-108.0	-15.3	296.5	-276.7
Hedge					
Futures	42.3	-7.0	35.3	365.4	-8.2
Forwards	7.0	-42.3	-35.3	8.2	-365.4
Total before netting	49.3	-49.3	0.0	373.5	-373.5
Including the netting agreements	-13.9	13.9	0.0	-16.3	16.3
Total after netting	35.3	-35.3	0.0	357.2	-357.2

Positive fair values are recognized under »Receivables and other assets« and negative fair values under »Other liabilities«. If a framework contract with a netting clause has been concluded for a counterparty, the positive and negative fair values of the transaction are netted for this counterparty for reporting purposes.

In trading, the effects of potential market price fluctuations (-10 % to +10 %) on the entire portfolio or separately for forwards and futures are measured on the basis of a sensitivity analysis. Currently, an increase in the market price of 10 % would lead to a deterioration in the overall portfolio in the amount of minus € 0.4 million (forwards: minus € 6.1 million, futures: plus € 5.7 million).

RISK MANAGEMENT

In addition to corporate risk management, risk management focuses on the following aspects: financial area, electricity business, informatics and grid operations.

A risk management committee has been set up for each of these areas and a report is drawn up for the Managing Board on a quarterly basis.

This committee is responsible for the overall coordination of all risk-relevant issues in the individual segments. Central duties include checking the completeness of the risk portfolio, the evaluation and pursuit of control measures and the promotion of risk awareness among the respective employees.

FINANCIAL AREA

In its operating and financing activities, Verbund is exposed to financial risks. These financial risks essentially comprise liquidity risks, counterparty risks, price risks from securities as well as risks resulting from changes in currencies, interest rates and the credit ratings of Verbundgesellschaft.

The operative implementation of the cross border leasing transactions concluded by VERBUND-Austrian Hydro Power AG (see »Accounting policies«) is monitored by a separate Risk Management Committee.

In keeping with Verbund's risk management system, which is, of course, applied throughout the entire group, risks are identified, analyzed and evaluated and risk limits are defined through the utilization of hedging measures.

Group guidelines have been set out on how to deal with financial risk in the financial area. In addition, there are position limits regarding the locking in of the interest rate, the spreading of foreign currencies and the maturities of financial obligations. Liquidity planning, which not only embraces the current year but also the following fiscal year, guarantees an adequate cash flow at all times.

ELECTRICITY BUSINESS

Within the framework of its operating activities, Verbund is becoming more and more exposed to risks associated with its electricity business (above all, market risks, counterparty risks and operational risks). One of the business strategies focuses on the creation of strict risk guidelines. These business policies relating to market risks were implemented through the creation of a rule book which defines various limits. The policies relating to counterparty risks were realized through the drawing up of a group guideline for counterparties and the procedures for dealing with operational risks are detailed in a process manual.

The utilization of the various limits in market risks (VaR, stress test, stop loss- and position limits) is reported and monitored on a daily basis in an automated process.

The operational risk in electricity business is controlled through the implementation of documented organizational and operational structures and the creation of emergency procedures for system failures. These documents are reviewed on an annual basis.

INFORMATION SECURITY

Irrespective of the area in which it is employed – be this in the area of informatics, process control, telecommunications or in other specialist areas – information technology (IT) is a crucial production and success factor within Verbund.

The employees play an essential role in the security management process and, for this reason, a number of information events and seminars were held in 2006 and modern media were employed to enhance IT security awareness within the group.

GRID OPERATIONS

As a result of the intensification of activities to maintain security of supply in Austria, the planned expansion of the 380 kV grid, the intensive activities of the regulator in this sector and the increasing internationalization of business, the risk management activities and the related grid measures are pursued every three months by a separate risk management committee.

OTHER DISCLOSURES

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The indirect method was used for the cash flow statement. The composition of the liquid funds is explained under (18) in the notes.

Dividend inflows and interest inflows/outflows are classified as operating activities. Of these, € 15.2 million (previous year: € 12.3 million) relate to interest inflows, € 62.7 million (previous year: € 74.9 million) to interest outflows. The dividend inflows came to € 21.7 million (previous year: € 31.4 million).

Dividend distribution is presented under financing activities.

Income tax payments amount to € 49.8 million (previous year: € 97.6 million) and essentially refer to the cash flows of operating activities.

OTHER OBLIGATIONS AND RISKS

CONTINGENT LIABILITIES

As of 31 December 2006, contingent liabilities from other liabilities amounted to € 19.3 million (previous year: € 166.1 million). The value from the previous year included liabilities resulting from guarantees for bonds and credit of non-consolidated affiliated companies and companies in which participating interests are held. As of fiscal 2006, these were categorized and treated as financial guarantee contracts in accordance with IAS 39 (see »New accounting policies applied«).

AGREEMENTS AND PURCHASE COMMITMENTS

* The total amount of obligations is subject to indefinite contractual periods; therefore, an exact amount cannot be calculated.

AGREEMENTS AND PURCHASE COMMITMENTS — Million €

31.12.2006	Total obligation	Within one year	Within five years
Rent, lease and insurance agreements	*	7.1	27.5
Purchase commitment for the construction of property, plant and equipment and intangible assets	356.7	145.9	343.7

PLANT ALLOWANCES

In 2001, the European Commission handed down a positive finding for the power plant Voitsberg 3 with respect to a plant allowance to cover stranded costs. Accordingly, payments were received from E-Control in the years 2001 to 2006. In 2006, E-Control made payments in the amounts of € 6.1 million. As of 31 December 2006, € 1.8 million was still outstanding.

In the amended version of § 69 para. 6 ElWOG the legislator stipulates that in the event of plant allowances that have already been granted having to be paid back, the Bund or E-Control is entitled to claim these back from VERBUND-Austrian Thermal Power GmbH & Co KG (the beneficiary) with interest. Due to the number of legal proceedings that are ongoing at this time, a provision was created for this risk.

PURCHASE AGREEMENTS

An electricity-supply agreement has been concluded with Ennskraftwerke Aktiengesellschaft under which the energy that is generated in its power plants less the electricity procurement rights of other participating partners will be supplied to Verbundgesellschaft against reimbursement of the expenses recognized plus an appropriate return on equity.

Electricity-supply agreements have been drawn up with Österreichisch-Bayerische Kraftwerke Aktiengesellschaft and Donaukraftwerk Jochenstein Aktiengesellschaft under which 50 % of the energy that is generated in their power plants must be supplied to Verbundgesellschaft against reimbursement of the expenses recognized plus an appropriate return on equity.

An electricity-supply agreement has been concluded with E.ON Wasserkraft GmbH under which E.ON Wasserkraft GmbH is obliged to supply half of the energy that is generated at the power plants Ering and Obernberg to Verbundgesellschaft at cost price plus an agreed profit mark-up.

Under an agreement concluded in 1993, up to 1,600 GWh must be imported annually from »Elektrim« Towarzystwo Handlowo – Spolka Akcyjna and Polskie Sieci Elektroenergetyczne S.A. (PSE), Warsaw.

Another agreement with Weglokoks S.A., Katowice, provides for the annual purchase of up to 300,000 tons of hard coal per year. The supplies are made on customary terms and conditions. In addition, there are other purchase agreements customary for usual business activities, which comprise, in particular, supplies of primary energy sources and electricity.

OTHER OBLIGATIONS

In the investment area, open payment obligations exist in the amount of € 46.2 million (previous year: € 3.0 million).

With respect to the construction of power plants and lines – typical of the energy sector – continuous compensation payments are made to property owners for any economic disadvantages. The present value of these commitments, however, is, on the whole, not material to Verbund.

NUMBER OF EMPLOYEES (AVERAGE)

	2006	2005	Change
Salaried employees	2,303	2,302	1
Waged workers	37	46	-9
Apprentices	98	88	10
Number of employees (average)	**2,438**	**2,436**	**2**

Part-time workers have been considered on a prorated basis in terms of working hours.

At the balance-sheet date, 693 employees (previous year: 740) were given a »letter of loyalty«, which grants them a higher degree of dismissal protection. To qualify, an employee must have worked for Verbund for twenty years and must be at least 45 years old.

RELATED PARTY DISCLOSURES

Related parties of Verbund include all affiliated and associated companies. The members of the Managing Board and the members of the Supervisory Board of Verbundgesellschaft are also related parties, as is the Republic of Austria as the majority shareholder.

A list of the group companies can be seen in the appendix of tables.

Related party transactions with associated and non-consolidated affiliated companies

The most significant business transactions with associated companies accounted for using the equity method are as follows:

BUSINESS TRANSACTIONS WITH ASSOCIATED COMPANIES — Million €

	2006	2005
Sales revenue*	421.0	345.4
Other income	4.3	3.1
Electricity and grid purchases	81.5	90.6
Other expenses	6.7	3.7
Receivables	37.2	34.3
Liabilities	36.5	34.1
Loans	74.7	74.6

* Previous year's value was restated correspondingly (disposal of Eco-electricity segment)

The business transactions with non-consolidated affiliated and associated companies are not material and are therefore not listed.

PROVISION OF PERSONNEL

On average, 83 employees (previous year: 94) were allocated to PÖYRY Energy GmbH (formerly Verbundplan GmbH), in which Verbund holds a share of 25.1 %, for the purposes of different engineering and consulting tasks. These temporary transfers are made at standardized rates, depending on the qualifications of the employees and on market-conforming hourly rates.

In addition, an average total of 26 (previous year: 46) transfers were made to other Verbund companies in 2006.

Disclosures on Board Members

Details on the Board Members of the Verbund group (Managing Board and Supervisory Board) can be found on page 2.

REMUNERATION OF THE MANAGING BOARD — €

	Dip.-Ing. Hans Haider	Dr. Michael Pistauer	Dr. Johann Sereinig
Short-term benefits			
Fixed emoluments	491,423	458,202	437,122
Variable emoluments	214,953	200,421	191,201

REMUNERATION OF THE MANAGING BOARD

The remuneration of the three members of the Managing Board totaled € 1,993,321.61 (previous year: € 1,643,576). The Board Members did not receive any loans or advances.

The variable emoluments of the three members of the Managing Board are profit-oriented and were limited in fiscal 2006 to 45 % of the respective fixed emoluments (previous year: 25 %). The amount of the profit-oriented emolument share is based on the degree to which the goals that were defined for the fiscal year were achieved. The goals agreement is based to 50 % on the EBIT and to 50 % on 2-3 individual goals.

Apart from the percentage for profit-oriented benefits, the profit-sharing principles that apply for the members of the Managing Board are unchanged from the previous year.

The expenses for severance payments, pensions and other post-employment benefits amounted to € 1,720,216.37 (previous year: € 2,292,907) for the Managing Board as well as for formers members of the Managing Board and their surviving dependants.

A company pension plan exists for members of the Managing Board by way of a defined-contribution pension fund regulation. The statutory regulations essentially apply with regard to claims of members of the Managing Board on completion of their term in office.

Former members of the Managing Board and their surviving dependants received € 923,924.32 (previous year: € 895,957).

The remunerations for the members of the Supervisory Board amounted to € 215,913.94 (previous year: € 150,252).

Benefit plan for members of the Supervisory Board (in accordance with Rule 51 of the Austrian Corporate Governance Code)

REMUNERATION OF THE SUPERVISORY BOARD

At the 59th ordinary General Meeting on 20 March 2006, the annual compensation, which was unchanged since 2001, was set as follows from fiscal 2006:

- for the chairman € 15,000.00
- for the two deputy chairmen each € 11,250.00
- for all other members elected by the General Meeting each € 7,500.00

The meeting allowance was set at € 400.00 from 2006.

This rule shall also apply for the Working Committee of the Supervisory Board.

Contracts with members of the Supervisory Board that require approval (in accordance with Rule 49 of the Austrian Corporate Governance Code):

CONTRACTS WITH MEMBERS OF THE SUPERVISORY BOARD THAT REQUIRE APPROVAL

In fiscal 2006, the following contracts were concluded with companies to which individual members of the Supervisory Board are affiliated. The services were rendered for various companies in the Verbund group. The contracts were approved by the Supervisory Board:

CONTRACTS WITH MEMBERS OF THE SUPERVISORY BOARD THAT REQUIRE APPROVAL

Contracting party	Service provided	Total fee
smart technologies Management Beratungs- und Beteiligungsgesellschaft m.b.H.[1]	Supply and maintenance of software for APG and VMSG	€ 153,400[2]

[1] The Supervisory Board member Dipl.-Ing. Hansjörg Tengg is a managing partner of smart technologies Management Beratungs- und Beteiligungsgesellschaft m.b.H.

[2] The total order value in fiscal 2006 is shown, of this amount services in the total amount of € 111,900 were rendered and settled.

Related party transactions with the Republic of Austria

These disclosures refer exclusively to transactions that were conducted directly with the Republic of Austria. Transactions with companies that are controlled by the Republic of Austria are not detailed here.

The most significant transactions with the Republic of Austria include the pre-financing of building cost contributions (see (15) in the notes). There were no significant direct electricity supplies to the Republic of Austria in fiscal 2006.

Vienna, 29 January 2007

The Managing Board

Dipl.-Ing. Hans Haider (Chairman of the Managing Board)	Dr. Michael Pistauer (Deputy Chairman of the Managing Board)
Dr. Johann Sereinig (Member of the Managing Board)	Dr. Ulrike Baumgartner-Gabitzer (Member of the Managing Board)

FC = Full consolidation
EQ = Consolidation at equity
NC = Non-consolidated

1) IFRS figures
2) Group financial statements according to IFRS
3) Subgroup financial statements according to IFRS
4) Established 2006, shareholders' equity corresponds to nominal capital
5) Joint venture
6) Commenced business in 2006

All values, other than IAS data, are indicated pursuant to national commercial law.

GROUP COMPANIES

GROUP COMPANIES							Thousand €
Company	Domicile	Type of consolidation	Interest by multiplication	Fiscal year	Shareholders' equity	Net profit/loss	Note
Companies consolidated							
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft	Vienna	FC		2006	1,201,854	256,354	1
VERBUND-Austrian Power Grid AG	Vienna	FC	100.00 %	2006	261,214	28,942	1
VERBUND Italia S.p.A.	Milan	FC	100.00 %	2005	226,871	771	
VERBUND-Telekom Service GmbH	Vienna	FC	100,00 %	2006	2,660	6,777	1
VERBUND-International Finance B.V.	Amsterdam	FC	100.00 %	2006	2,208	208	1
VERBUND-Austrian Power Trading AG	Vienna	FC	100.00 %	2006	1,513	225	1
VERBUND-Finanzierungsservice GmbH	Vienna	FC	100.00 %	2006	219	682	1
VERBUND Management Service GmbH	Vienna	FC	100.00 %	2006	569	2,591	1
VERBUND-Austrian Power Sales GmbH	Vienna	FC	100.00 %	2006	216	77	1
VERBUND-BeteiligungsgmbH	Vienna	FC	100.00 %	2006	8,992	610	1
VERBUND-Austrian Hydro Power AG	Vienna	FC	80.33 %	2006	1,201	304,314	1
VERBUND-Austrian Thermal Power GmbH.	Graz	FC	59.49 %	2006	1,625	1,318	1
VERBUND-Austrian Thermal Power GmbH & Co KG	Graz	FC	55.65 %	2006	243,390	106,623	1
Österreichisch-Bayerische Kraftwerke Aktiengesellschaft	Simbach	EQ	50.00 %	2005	50,134	2,045	5
Ennskraftwerke Aktiengesellschaft	Steyr	EQ	50.00 %	2005	42,840	2,484	1,5
Donaukraftwerk Jochenstein Aktiengesellschaft	Passau	EQ	50.00 %	2005	11,801	258	5
Energie Klagenfurt GmbH	Klagenfurt	EQ	49.00 %	2006	63,958	-2,452	5
Grenzkraftwerke Gesellschaft mit beschränkter Haftung	Simbach	EQ	40.17 %	2005	127	77	5
Sorgenia S.p.A. (Group) (vormals Energia S.p.A.)	Milan	EQ	38.34 %	2005	457,993	36,802	3
KELAG-Kärntner Elektrizitäts-Aktiengesellschaft	Klagenfurt	EQ	35.12 %	2005	319,069	38,587	2
STEWEAG-STEG GmbH	Graz	EQ	34.57 %	2005	420,509	29,642	3
Kraftwerk Nußdorf Errichtungs- und Betriebs GmbH	Vienna	EQ	26.77 %	2005	41	3	
Kraftwerk Nußdorf Errichtungs- und Betriebs GmbH & Co KG	Vienna	EQ	26.77 %	2005	36	-121	
POWEO Production S.A.S	Paris	EQ	40.00 %	2006	33,139		3
POWEO S.A.	Paris	EQ	20.60 %	2006	110,254		1
Electricity							
VERBUND ROMANIA S.R.L.	Bucharest	NC	100.00 %	2006	5		4
VERBUND-Austrian Power Trading Czech Republic s.r.o.	Prague	NC	100.00 %	2006	218		6

GROUP COMPANIES (continued)							Thousand €
Company	Domicile	Type of consolidation	Interest by multiplication	Fiscal year	Shareholders' equity	Net profit/loss	Note
VERBUND-Austrian Power Trading Slovakia, s.r.o.	Bratislava	NC	100.00 %	2005	224	-2	
APT - Austrian Power Trading Deutschland GmbH	Munich	NC	100.00 %	2005	190	82	
APT Hungária Energia-kereskedelmi Korlátolt Felelösségü Társaság	Budapest	NC	100.00 %	2005	312	135	
APT Power Trading SL, trgovanje z elektricno energijo d.o.o.	Laibach	NC	100.00 %	2005	553	393	
APT Austrian Power Trading Polska Sp.z o.o.	Warsaw	NC	100.00 %	2005	127	4	
Szélerömü Park Kisfalud Korlátolt Felelösségü Társaság	Kisfalud	NC	75.00 %	2005	280	-19	
RIECADO Regional Energy Capacity Auction Data Operator GmbH	Vienna	NC	74.80 %	2006	50		4
VERBUND-Austrian Power Trading ENERGA Hellas Electricity Supply and Trade S.A.	Athens	NC	55.00 %	2006	500		4
Energie Austria GmbH	Vienna	NC	52.80 %	2005	58	-1	
Gemeinschaftskraftwerk Inn GmbH	Landeck	NC	50.00 %	2006	200		4,5
CEMP d.o.o.	Zagreb	NC	50.00 %	2005	-2	-3	5
PLINSKO PARNA ELEKTRARNA, d.o.o.	Kidricevo	NC	40.00 %	2005	668	0	
SAVA Izrabljanje naravnega vira d.o.o.	Medvode	NC	35.00 %	2005	24	0	
OeMAG Abwicklungsstelle für Ökostrom AG	Vienna	NC	24.40 %	2006	100		4
APCS Power Clearing and Settlement AG	Vienna	NC	14.42 %	2005	2,909	214	
Environment							
VERBUND-Umwelttechnik GmbH	Klagenfurt	NC	100.00 %	2005	1,041	437	
Kärntner Restmüllverwertungs GmbH	Arnoldstein	NC	40.73 %	2005	14,110	2,418	
Engineering							
Verbundplan Birecik Baraji Isletme Ltd.Sti.	Birecik	NC	56.23 %	2005	6,616	4,159	
PÖYRY Energy GmbH (vormals Verbundplan GmbH)	Vienna	NC	25.10 %	2005	9,246	4,229	
Tourism							
Tauern Touristik GmbH	Kaprun	NC	83.90 %	2005	3,705	-1,209	
Gletscherbahnen Kaprun Aktiengesellschaft	Kaprun	NC	45.00 %	2004/2005	36,188	155	
Others							
Lestin & Co. Tauch-, Bergungs- und Sprengunternehmen Gesellschaft m.b.H.	Vienna	NC	77.35 %	2005	742	78	
Lestin & Co. Tauch- und Bergungsunternehmen Gesellschaft m.b.H.	Passau	NC	77.35 %	2005	86	1	

FC = Full consolidation
EQ = Consolidation at equity
NC = Non-consolidated

1) IFRS figures
2) Group financial statements according to IFRS
3) Subgroup financial statements according to IFRS
4) Established 2006, shareholders' equity corresponds to nominal capital
5) Joint venture
6) Commenced business in 2006

All values, other than IAS data, are indicated pursuant to national commercial law.

FINANCIAL INFORMATION RELATING TO ASSOCIATED COMPANIES AND JOINT VENTURES

FINANCIAL INFORMATION RELATING TO ASSOCIATED COMPANIES AND JOINT VENTURES

Company	Domicile	Type of consolidation	Interest by multiplication	Fiscal year
Österreichisch-Bayerische Kraftwerke Aktiengesellschaft	Simbach	EQ	50.00 %	2005
Ennskraftwerke Aktiengesellschaft	Steyr	EQ	50.00 %	2005
Donaukraftwerk Jochenstein Aktiengesellschaft	Passau	EQ	50.00 %	2005
Energie Klagenfurt GmbH	Klagenfurt	EQ	49.00 %	2006
Grenzkraftwerke Gesellschaft mit beschränkter Haftung	Simbach	EQ	40.17 %	2005
POWEO Production S.A.S.	Paris	EQ	40.00 %	2006
Sorgenia S.p.A. (Group)	Milan	EQ	38.34 %	2005
KELAG-Kärntner Elektrizitäts-Aktiengesellschaft	Klagenfurt	EQ	35.12 %	2005
STEWEAG-STEG GmbH	Graz	EQ	34.57 %	2005
Kraftwerk Nußdorf Errichtungs- und Betriebs GmbH & Co KG	Vienna	EQ	26.77 %	2005
Kraftwerk Nußdorf Errichtungs- und Betriebs GmbH	Vienna	EQ	26.77 %	2005
POWEO S.A.	Paris	EQ	20.60 %	2006
CEMP d.o.o.	Zagreb	NC	50.00 %	2005
Gemeinschaftskraftwerk Inn GmbH	Landeck	NC	50.00 %	2006
Gletscherbahnen Kaprun Aktiengesellschaft	Kaprun	NC	45.00 %	2004/2005
Kärntner Restmüllverwertungs GmbH	Arnoldstein	NC	40.73 %	2005
PLINSKO PARNA ELEKTRARNA, d.o.o.	Kidricevo	NC	40.00 %	2005
SAVA Izrabljanje naravnega vira d.o.o.	Medvode	NC	35.00 %	2005
PÖYRY Energy GmbH (ehemals Verbundplan GmbH)	Vienna	NC	25.10 %	2005
OeMAG Abwicklungsstelle für Ökostrom AG	Vienna	NC	24.40 %	2006
APCS Power Clearing and Settlement AG	Vienna	NC	14.42 %	2005
Total				

Thousand €

Assets[1]	Liabilities[1]	Sales revenue[1]	Net profit/loss[1]	Assets[2]	Liabilities[2]	Sales revenue[2]	Net profit/loss[2]
150,809	36,852	31,612	2,045	75,405	18,426	15,806	1,023
136,833	93,993	38,995	2,484	68,417	46,997	19,498	1,242
27,701	15,900	9,349	258	13,851	7,950	4,675	129
131,932	42,041	63,179	-2,452	64,647	20,600	30,958	-1,201
41,189	41,062	18,943	77	16,544	16,493	7,608	31
45,093	12,250	0	0	18,037	4,900	0	0
1,181,932	723,939	1,225,178	36,802	453,153	277,558	469,733	14,110
999,046	588,992	582,631	38,587	350,865	206,854	204,620	13,552
981,981	561,473	604,353	29,642	339,471	194,101	208,925	10,247
14,765	8,147	734	-121	3,953	2,181	197	-32
43	2	5	3	12	1	1	1
211,833	101,579	119,445	8,875	43,638	20,925	24,606	1,828
27	29	0	-3	14	15	0	-2
0	0	0	0	0	0	0	0
61,981	24,019	18,873	155	27,891	10,809	8,493	70
78,282	58,427	12,506	2,418	31,884	23,797	5,094	985
736	68	0	0	294	27	0	0
25	0	0	0	9	0	0	0
29,203	19,957	68,776	4,229	7,330	5,009	17,263	1,061
0	0	0	0	0	0	0	0
18,734	15,825	4,059	214	2,701	2,282	585	31
4,139,475	2,373,541	2,798,638	119,849	1,531,778	873,417	1,018,060	41,392

[1] total
[2] proportionate

To the Members of the Managing Board and Supervisory Board of
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft
Vienna, Austria

AUDITOR'S REPORT

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of

**Österreichische Elektrizitätswirtschafts-Aktiengesellschaft,
Vienna, Austria,**

for the **financial year from 1 January to 31 December 2006**. These consolidated financial statements comprise the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the year ended 31 December 2006, and a summary of significant accounting policies and other explanatory notes.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

Our audit did not give rise to any objections. Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2006, and of its financial performance and its cash flows for the financial year from 1 January to 31 December 2006 in accordance with International Financial Reporting Standards as adopted in the EU.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the group.

In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, 29 January 2007

KPMG
Wirtschaftsprüfungs- und Steuerberatungs GmbH

DDr. Martin Wagner m.p.	Mag. Helmut Kerschbaumer m.p.
Wirtschaftsprüfer	Wirtschaftsprüfer
(Austrian Chartered Accountants)	(Austrian Chartered Accountants)

DOCUMENTATION IN ACCORDANCE WITH § 45A PARA. 6 ELECTRICITY INDUSTRY AND ORGANIZATION ACT (ELWOG)

RESULT OF THE DOCUMENTATION OF ELECTRICITY ORIGIN	2006	
	Share	kWh
Hydropower	100.0 %	1,642,438,863
Total volume of electricity sold to end customers in Austria for their own consumption	**100.0 %**	**1,642,438,863**

ENVIRONMENTAL EFFECTS OF ELECTRICITY PRODUCTION REGARDING THE ELECTRICITY SUPPLIED TO END CUSTOMERS FOR THEIR OWN CONSUMPTION	g/kWh
Radioactive waste	0
CO_2 emissions	0

AUDITOR'S NOTE

We audited the documentation created in accordance § 45a para. 6 ElWOG by Österreichische Elektrizitätswirtschafts-Aktiengesellschaft, Vienna, for fiscal 2006.

The statutory evidence used for the documentation of electricity origin was furnished by Österreichische Elektrizitätswirtschafts-Aktiengesellschaft. Within the framework of the audit procedures, we did not come across any facts that would lead us to assume that the documentation that was submitted under the statutory requirements does not reflect the actual conditions.

Vienna, 29 January 2007

KPMG
Wirtschaftsprüfungs- und Steuerberatungs GmbH

DDr. Martin Wagner m.p.	Mag. Helmut Kerschbaumer m.p.
Wirtschaftsprüfer	Wirtschaftsprüfer
(Austrian Chartered Accountants)	(Austrian Chartered Accountants)

BOARD MEMBERS

MANAGING BOARD

GENERAL DIRECTOR
DIPL.-ING. HANS HAIDER
Chairman of the Managing Board

Born in Oberneukirchen/Upper Austria in **1942**, married • **1968** Degree in Communications Engineering from the Technical University of Vienna • **1968** Siemens AG Österreich, various management offices • **1988** Studies at the Graduate School of Business of Stanford University • **1989** Member of the Managing Board of Siemens AG Österreich • **1994** Spokesman of the Managing Board of Verbund (Österreichische Elektrizitätswirtschafts-AG) • **1994-1995** Chairman of the Austrian Association of Electricity Companies (VEÖ), since then Member of the Executive Committee • **2002-2005** Chairman of the Union of the Electricity Industry (EURELECTRIC), since **2005** Honorary Chairman • **2003** Chairman of the Austrian National Committee of the World Energy Council • **2003** Chairman of the Managing Board of Verbund • **2004** Verbund General Director • **2006** Member of the Authoritative-figures list of the European Council at Hampton Court (»Hampton Court Follow-Up«)

DEPUTY GENERAL DIRECTOR
DR. MICHAEL PISTAUER
Deputy Chairman of the Managing Board

Born in Salzburg in **1943**, married • **1968** Promotion; University Assistant at the School of Law and Political Science of Innsbruck University • **1970** Großglockner-Hochalpenstraßen AG (GROHAG); later sole Chairman and General Director • **1990** Member of the Managing Board (CFO) of Verbund (Österreichische Elektrizitätswirtschafts-AG); since **2003** Vice-Chairman of the Managing Board • **2002-2005** Chairman of the Austrian Association of Electricity Companies (VEÖ); currently Vice-Chairman

MEMBER OF THE MANAGING BOARD
DR. JOHANN SEREINIG

Born in Villach in **1952** • **1976** Promotion (Dr. phil.) • **1977** Österreichische Länderbank AG • **1984** Advisor to the Federal Minister of Finance • **1986** Advisor to the Federal Chancellor • **1988** Head of Cabinet of the Federal Chancellery • **1994** Member of the Managing Board of Verbund (Österreichische Elektrizitätswirtschafts-AG) • **1994-2001** Federal Load Dispatcher • **1995-1997** Chairman of the Steering Committee of UCTE

SUPERVISORY BOARD

DDR. ERHARD SCHASCHL | CHAIRMAN
(since 16.03.2000)
Member of the Managing Board of ETN Vermögensverwaltung AG, Deputy Chairman of the Supervisory Board of Treibacher Industrie AG, Member of the Supervisory Board of Immofinanz AG, Austrian Airlines Österreichische Luftverkehrs AG, RHI AG, Generali Vienna Holding AG, FRAPAG Industrie Holding AG, BENE AG and Wienerberger Ziegelindustrie

DR. GILBERT FRIZBERG | 1ST DEPUTY CHAIRMAN
(since 16.03.2000)
Managing Partner in Hereschwerke Holding GmbH, Vice-President of Styrian Chamber of Commerce, Member of the Managing Board of FI Beteiligungs- u. Finanzierungs AG, Chairman of the Supervisory Board of Internationalisierungs Center Steiermark GmbH

DR. MAXIMILIAN EISELSBERG
2ND DEPUTY CHAIRMAN (since 23.02.1993)
Attorney-at-law, Chairman of the Supervisory Board of VIVAG Vorsorge Immobilienveranlagungs AG, Member of the Supervisory Board of Kurier Beteiligungs-Aktiengesellschaft

O.UNIV.-PROF. DIPL.-ING. DR. GÜNTHER BRAUNER (since 16.03.2000)
University Professor, Member of the Managing Board of the Institute for Power Systems and Energy Economics

DIPL.-BETRIEBSWIRT ALFRED H. HEINZEL
(since 16.03.2000)
Managing Partner in Heinzel Holding GmbH, Member of the Supervisory Board of MIBA AG, Allianz Elementar Versicherungs AG, Zellstoff Pöls AG, Wilfried Heinzel AG, Biocel Paskov AG, Czech Republic and Estonian Cell AS, Kunda, Estonia

DR. BURKHARD HOFER (since 27.05.1999)
Spokesperson of the Managing Board of EVN AG, Member of the Supervisory Board of BEWAG Burgen- ländische Elektrizitätswirtschafts AG, BEGAS Burgenländische Gaswirtschafts AG, Burgenland Hoding AG and RAG-Beteiligungs AG

DR. MICHAEL LOSCH (since 10.03.2005)
Head of Department at the Federal Ministry for Economy and Labor, Center 1 – Economic Policy, Innovation and Technology

DKFM. PETER PÜSPÖK (since 16.03.2000)
Chairman of the Supervisory Board of Raiffeisenlandesbank NÖ-Wien AG, Member of the Supervisory Board of Raiffeisen-Zentralbank Österreich AG, UNIQA Versicherungen AG and Tatra Banka a.s. Bratislava

DIPL.-ING. HANSJÖRG TENGG
(from 15.11.1983 to 20.05.1986 and since 10.03.2005)
Managing Director of smart technologies GmbH, Chairman of the Supervisory Board of EXAA AG, Saubermacher Dienstleistungs AG and Konsum Österreich reg. Gen., Deputy Chairman of the Supervisory Board of APCS AG and AGPS AG

ING. SIEGFRIED WOLF (since 16.03.2000)
General Director of Magna Holding Europa AG, CO-CEO Magna International Inc., Member of the Supervisory Board of ÖIAG and Siemens Österreich AG

ANTON AICHINGER
CHAIRMAN OF THE WORKS COUNCIL
(from 25.10.2006)

HERBERT BERNOLD
CENTRAL WORKS COUNCIL (up to 25.10.2006)

ING. HANNES BRANDL
CHAIRMAN OF THE WORKS COUNCIL
(up to 25.10.2006)

KURT CHRISTOF
CHAIRMAN OF CENTRAL WORKS COUNCIL

ING. JOHANN KRATZER
CHAIRMAN OF WORKS COUNCIL (up to 29.08.2006)

HARALD NOVAK
CHAIRMAN OF CENTRAL WORKS COUNCIL

DIPL.-ING. INGEBORG OBERREINER
CHAIRMAN OF WORKS COUNCIL (from 29.08.2006)

ING. JOACHIM SALAMON
CENTRAL WORKS COUNCIL (from 25.10.2006)

The term of office of all of the ten Supervisory Board members elected by the General Meeting will end at the closing of the Ordinary General Meeting in 2010.

INDEPENDENCE

In accordance with Rule 53 of the Corporate Governance Code, the Supervisory Board defined the code guidelines that are shown in the Notes as criteria for the independence of the elected Supervisory Board members. All elected members of the Supervisory Board have declared their independence in accordance with Rule 53 of the Corporate Governance Code. Supervisory Board member Hofer declared that he does not meet the requirements under Point 2 of the independence guidelines (business relationship to company).

With the exception of the Supervisory Board members Hofer and Losch, all shareholders on the Supervisory Board meet the independence criteria defined in Rule 54 of the Corporate Governance Code (shareholding in excess of 10 %).

COMMITTEES OF THE SUPERVISORY BOARD

WORKING COMMITTEE,
ALSO AUDITING COMMITTEE
DDR. ERHARD SCHASCHL, CHAIRMAN
DR. GILBERT FRIZBERG
DR. MAXIMILIAN EISELSBERG
DR. MICHAEL LOSCH
DKFM. PETER PÜSPÖK
ING. SIEGFRIED WOLF
ANTON AICHINGER (from 25.10.2006)
ING. HANNES BRANDL (up to 25.10.2006)
ING. JOHANN KRATZER (up to 29.08.2006)
DIPL.-ING. INGEBORG OBERREINER (from 29.08.2006)
HARALD NOVAK

NOMINATING COMMITTEE
DDR. ERHARD SCHASCHL, CHAIRMAN
DR. GILBERT FRIZBERG
DR. MAXIMILIAN EISELSBERG
ANTON AICHINGER (from 25.10.2006)
ING. HANNES BRANDL (up to 25.10.2006)
ING. JOHANN KRATZER (up to 29.08.2006)
DIPL.-ING. INGEBORG OBERREINER (from 29.08.2006)

PRESIDENTIAL COMMITTEE,
ALSO COMPENSATION COMMITTEE
DDR. ERHARD SCHASCHL, CHAIRMAN
DR. GILBERT FRIZBERG
DR. MAXIMILIAN EISELSBERG

REPORT OF THE SUPERVISORY BOARD

Fiscal 2006 was once again an extraordinarily successful year for Verbund, Austria's leading electricity utility. The electricity supplier, which has now become a group of European dimensions, recorded the fourth record result in succession and proved in a very impressive manner that its growth is both profitable and sustainable.

The Supervisory Board actively accompanied and supported this pleasing development. In the year under review, the Supervisory Board performed its duties and exercised its powers under the law and the articles of incorporation in seven plenary sessions. The attendance rate of all members of the Supervisory Board came to 92 %. Only one member of the Supervisory Board was not able to attend more than half of the meetings.

The Supervisory Board was informed regularly, in a timely fashion and comprehensively, both in writing and verbally, on relevant issues of business development as well as on the state and strategy of the company and the important group companies, including risk conditions and risk management. On the basis of these reports, the Supervisory Board continuously monitored the management activities of the Managing Board. These examinations, conducted in an open debate between the Managing Board and the Supervisory Board, provided no cause for complaint.

CORPORATE GOVERNANCE, COMMITTEES OF THE SUPERVISORY BOARD

The Working Committee of the Supervisory Board, which, in particular, was responsible for the preparation of the sessions, convened at five meetings and the Audit Committee (prepares the decision relating to the annual financial statements) at one meeting. In addition, the Presidential Committee convened at 10 meetings.

As one of the leading listed companies in its sector, Verbund was one of the first companies to commit itself to compliance with the Austrian Corporate Governance Code. The Supervisory Board is also committed to compliance with the code and makes a consistent effort to adhere to those rules of the code that affect the Supervisory Board. In this regard, the stricter rules for the Supervisory Board introduced following the latest amendment of the code (e.g. those relating to the composition of the Supervisory Board, independence and disclosure requirements) are also being fully observed.

Furthermore, in addition to the existing committees, a Nomination Committee and a Compensation Committee of the Supervisory Board were set up in accordance with the Corporate Governance Code in fiscal 2006. The former convened at seven meetings to discuss the appointment of supervisory board members and the latter convened at two meetings to discuss the remuneration of the Managing Board.

ANNUAL FINANCIAL STATEMENTS

The annual financial statements with the Management Report as well as the consolidated financial statements, which were drawn up in accordance with the International Financial Reporting Standards, and the Group Management Report for fiscal 2006 were audited by KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH and affixed with an unqualified audit certificate.

The auditor prepared a written report on the results and found that the Managing Board has supplied all such information and documentary evidence as had been required. The accounts, annual financial statements and consolidated financial statements comply with the statutory provisions and, in accordance with the principles of proper accounting, faithfully reflect the income and financial situation of the company and the group. The Management Report and the Group Management Report are consistent with the annual financial statements and the consolidated financial statements.

Following a comprehensive examination and in-depth discussion in the Audit Committee and in the Supervisory Board, the Supervisory Board approved the annual financial statements submitted by the Managing Board for fiscal 2006 and these are therefore deemed adopted under § 125 (2) Aktiengesetz (Stock Corporation Law). The Management Report of the Managing Board and the proposal for profit distribution were approved. The consolidated financial statements and the Group Management Report were acknowledged in agreement by the Supervisory Board.

Finally, the Supervisory Board thanked the Managing Board and all employees for the successful work in fiscal 2006.

Vienna, February 2007

On behalf of the Supervisory Board

DDr. Erhard Schaschl

GLOSSARY

Asset allocation	The willful and meaningful distribution of assets across different investment vehicles.
Bear market	Negative price development on the stock exchange over a longer period of time.
Base load	Constant electrical output over all hours of one day.
Benchmark	Term used to describe a reference value to which a fund or portfolio is compared for orientation purposes.
Bottleneck capacity	The maximum long-term output of a power plant under normal conditions.
Capital-to-assets ratio (adjusted)	Shareholder's equity in relation to total capital adjusted for closed items on the assets and liabilities side (e.g. in the case of cross border leasing transactions).
Cash flow	Balance of cash inflows and outflows; usually broken down into cash flows from operating activities, investing activities and financing activities.
Corporate Governance Code	Code for corporations which sets down standards of good corporate management. The provisions do not take the form of a statute law. The code contains a set of rules to which companies may commit themselves at their own discretion.
Cross border leasing	Lessor and lessee are based in different countries.
Discounted Cash Flow Method	Determination of goodwill through capitalization of cash flows which can be defined differently depending on the accounting method used. At Verbund, the gross accounting method is used (equity approach).
E-Control (Energie-Control GmbH)	Set up by the legislator on the basis of the Energy Liberalization Act. The main task involves monitoring and, if necessary, regulating the deregulation of the Austrian electricity and gas market.
Earnings Before Interest and Taxes (EBIT)	Operating Result before Interest and Taxes.
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)	Operating Result before Interest, Taxes, depreciation of property, plant and equipment and amortization of intangible assets.
Economic Value Added (EVA®)	Difference between the return generated by the company on the entire net interest-bearing capital and the total capital costs; EVA® = Invested Capital Employed x (ROiC – WACC).
ElWOG	Electricity Industry and Organisation Act.
Emission rights	Emission rights were introduced in the European Union effective January 1, 2005, as part of the drive to implement the Kyoto accords, which aim to reduce the emission of greenhouse gases. The rights are allotted in Austria within the framework of the »National Allocation Plan«, depending on the company's past level of emissions. Firms requiring more than their designated volume have to acquire additional rights from companies which have met the commitments to reduce emissions and thus require fewer such emission rights.
Equity method	Method applied to consolidate associated companies that are not included in the group financial statements as fully consolidated companies with all assets and liabilities. Here, the carrying amount is adjusted on the basis of the changes in the pro-rated shareholders' equity of the interest. This change is recognized in the income statement or directly in the equity of the parent company.
EV	Enterprise Value is the market capitalization plus interest-bearing net debt. Reflects the overall corporate value at market prices.
Financial guarantee contract	A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.
Free cash flow	Operating cash flow plus cash flow from investing activities; the free cash flow is available for payments relating to financing activities (e.g. dividend distribution and loan repayments).
Funds from Operations (FFO)	Operating result adjusted for depreciation and amortization, interest income and current taxes.
Gross debt coverage	The ratio of funds from operations (FFO) to interest-bearing gross debt.
Gross interest cover	The ratio of funds from operations (FFO) to interest expenses.
Hydro coefficient	The hydro coefficient is the ratio between the actual volume of electricity generated in one (or a series of) hydropower plant(s) within a defined period and the average (calculated on the basis of historical water supply volumes) generation capacity of this/these hydropower plant(s) over the same period. This long-term average comes to 1. Consequently, 1.1 represents a 10 % increase in production.
IAS/IFRS	International Accounting Standard/International Financial Reporting Standard; the designation IAS was changed to IFRS in 2001. Standards published up to that date are still referred to as IAS.

Interest rate swap	Agreement to exchange cash flows with different terms over a specified period of time; these cash flows are based on fixed and variable interest rates; provides security against interest rate fluctuations.
Invested capital	Employed interest-burdened capital adjusted for closed items on the assets and liabilities side (e.g. in the case of cross border leasing transactions).
Kyoto protocol	International climate protection agreement of the UN organization UNFCCC. Defines goals for reducing greenhouse gas emissions and thus the risk of global warming. Signed in 1997, the Kyoto protocol came into force on 16 February 2005.
M&A	Abbreviation for Mergers & Acquisitions; describes all mergers through acquisitions, divestments and fusions, etc.
Monte Carlo Simulation	Suitable for displaying a large number of realized risks within a model with a freely selectable number of simulations. This produces a distribution trend.
(n-1) criteria	Rule which states that the safety of grid operation cannot be endangered by a single event, e.g. the failure of a line.
Net gearing	Net interest-bearing debt in relation to shareholders' equity. Measure of company's indebtedness.
Peak loadfn	Refers to the load type for electricity supply or electricity purchases of constant output over a period of 12 hours from 08:00 to 20:00 on each weekday (Monday to Friday) of a supply period.
Performance	Describes the value development of a security or portfolio over a given period, e.g. 12 months, on the basis of a defined risk level.
Phase shifting transformers	Controllable transformers used to influence or control the load flow. The load between two parallel lines can be distributed and the existing line capacity can be used more efficiently.
Over the Counter (OTC)	Trading outside of the stock exchanges
Pay-out ratio	Proposed dividend per share in relation to earnings per share.
Portfolio	Entirety of the investment in securities held by a customer or investment fund; primarily used for the distribution of risk.
Rating	Evaluation of issuers and borrowers in relation to their economic strength. Internationally recognised rating agencies include Standard & Poor's and Moody's.
Risk management	Systematic approach for identifying and assessing potential risks as well as for selecting and implementing appropriate measures to manage such risks.
ROE	Return on Equity; profit after income taxes in relation to average shareholders' equity.
ROIC	Return on Invested Capital; profits after taxes increased by tax-adjusted interest expenses in relation to the average invested capital.
Scoring procedure	Procedure employed to evaluate and compare various alternatives on the basis of computed utility values.
Standard capacity	The volume of electricity that can be supplied by a power plant in a specific period (usually a year).
Value at Risk (VaR)	Procedure for calculating the loss potential resulting from price changes in the trading position. The loss potential is calculated on the basis of market-oriented price changes and is quoted subject to the specific level of probability (e.g. 98%).
Volatility	Range of fluctuation of share or foreign currency prices or the price changes of bulk commodities compared to the market development.
Weighted Average Cost of Capital (WACC)	Weighted average capital cost that the company has to pay for its borrowings and shareholders' equity on the capital market.

IMPRINT / CONTACT

PUBLISHER:
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien

PROJECT TEAM:
Mag. Winnie Matzenauer, Mag. Gerald Schulze,
Mag. Martin Weikl, Mag. Andreas Wollein

Design: AHA puttner redcell Werbeagentur GmbH
Text: Scholdan & Company / Verbund
Photos: Title: Mark Glassner, Portraits: Petra Spiola,
Magazine: Getty Images, Corbis, APA Archive, Verbund Archive
Print: Manz Crossmedia GmbH & Co KG

CONTACT:
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien
Phone: +43-(0)50313-0
Fax: +43-(0)50313-54191
E-mail: info@verbund.at
Homepage: http://www.verbund.at

Investor Relations: Mag. Andreas Wollein
Phone: +43-(0)50313-52604
E-mail: investor@verbund.at

Communications: Mag. Gerald Schulze
Phone: +43-(0)50313-53702
E-mail: media@verbund.at

SHARE

STOCK-SPECIFIC FIGURES

	Unit	2006	2005	2004	2003
Peak price*	€	41.58	30.13	16.56	9.26
Lowest price*	€	30.05	16.39	9.29	7.75
Closing price*	€	40.42	30.13	16.39	9.26
Performance	%	34.15	83.83	77.00	14.12
Market capitalization	Million €	12,457.44	9,286.07	5,051.40	2,853.93
Weighting ATX	%	4.59	4.57	3.99	4.39
Stock exchange turnover	Million €	5,500.65	1,830.90	761.61	269.00
Stock exchange turnover/day*	Units	592.491	318.220	225.270	132.052
Earnings/share*	€	1.63	1.13	0.76	0.65
Cash-flow/share*	€	2.45	2.21	1.42	1.33
Carrying amount/share*	€	7.44	6.18	5.19	4.52
P/E	X	24.86	26.59	21.45	14.22
Price/cash flow	X	16.52	13.65	11.51	6.94
Price/carrying amount	X	5.43	4.87	3.16	2.05
Dividends*	€	0.75	0.50	0.30	0.20
Dividend yield	%	1.86	1.66	1.83	2.16
Pay-out rate	%	46.13	44.12	39.26	30.72
EV/EBITDA	X	14.39	15.75	12.88	10.41

* The stock split of 23 May 2006 in the ratio of 1:10 is considered

CAPITAL MARKET CALENDAR

Annual Results 2006	20.02.2007
Publication of the Annual Report 2006	20.02.2007
Annual General Meeting	14.03.2007
Dividend Ex-Day	21.03.2007
Dividend Payout Day	02.04.2007
Interim Report Quarter 1/2007	24.04.2007
Interim Report Quarters 1-2/2007	23.07.2007
Interim Report Quarters 1-3/2007	23.10.2007

SHAREHOLDER STRUCTURE %


>10

Republic of Austria | EVN | Wiener Stadtwerke | TIWAG | Free float

BASIC INFORMATIONEN

Share capital (€) 308,200,000

Shares 308,200,000

Stock exchange listings

Vienna	74640
Frankfurt	877738
Berlin	877738
Stuttgart	877738
Hamburg	877738
London	4661607
American Depositary Receipt	OEZVY

Information systems (Vienna Stock Exchange)

Bloomberg	OEEW AV
Datastream	O:VERB
Reuters	VERB.VI
ISIN	AT0000746409

Rating agencies

Standard & Poor's	A
Moody's	A1

FACTS / FIGURES

GENERATION

GROUP GENERATION TWh



23.9
4.2

58.6

+2.4 %

☐ Hydropower ☐ Thermal power Eco-electricity External procurement

RATIOS – POWER PLANTS

	Share	BC* GW	SC** TWh
Hydropower plants	87	5,8	21,7
Thermal power plants	9	1,9	–
Procurement rights from run-of-river plants	20	0,6	3,0
Total	116	8,3	24,7

* Bottleneck capacity ** Standard capacity

TRADING / SALES

GROUP SALES TWh



4.2
22.8

58.6

+2.4 %

Traders ☐ Resellers ☐ End customers Eco-electricity Own consumption

DISTRIBUTION ACCORDING TO COUNTRIES

	TWh	Share
Austria	25.8	44 %
Germany	24.6	41 %
France	4.0	7 %
Slovenia	2.2	4 %
Italy	1.5	3 %
Others	0.5	1 %
	58.631	100 %

TRANSPORT

ELECTRICITY TRANSPORT IN 220-/380-kV-GRID TWh



22.0

☐ Feed-in Austria Feed-in abroad Losses Sales abroad ☐ Sales Austria

GRID km

Voltage level	Route length	System length
380 kV	1,002.0	1,973.4
220 kV	1,658.6	3,309.1
110 kV	721.3	1,237.0
Total	**3,381.9**	**6,519.5**

GROUP STRUCTURE

VERBUND Österreichische Elektrizitätswirtschafts-Aktiengesellschaft(Verbundgesellschaft)

GENERATION

VERBUND-
Austrian Hydro Power AG
AHP

VERBUND-
Austrian Thermal Power GmbH & Co KG
ATP

Environmentally friendly and cost-effective generation form the basis for the success of Verbund all over Europe. Approx. 90 % of the electricity produced by Verbund is generated from hydropower. The thermal subsidiaries supply important complementary energy.

TRADING SALES

VERBUND-
Austrian Power Trading AG
APT

VERBUND-
Austrian Power Sales GmbH
APS

With seven subsidiaries in the member states of the EU, Verbund is one of the- most expansive and most successful electricity traders in Europe. Since June 2005, Verbund has also been veryactively involved in direct distribution to end customers in Austria.

TRANSMISSION

VERBUND-
Austrian Power Grid AG
APG

Verbund operates the supra-regional high-voltage grid which transports approx. 50 % of the total volume of electricity consumed in Austria. Moreover, with its connections to the international grid, Verbund is an important switching location within the framework of European electricity transmission.

PARTICIPATING INTERESTS

VERBUND-
BeteiligungsgmbH
VBG

Verbund holds numerous shareholdings in Austria and abroad. Energy is a core business area for most of the companies in the Verbund portfolio. These successful companies make growing contributions toearnings within the group.

DISCOVER FUTURE

VERBUND INTERIM REPORT QUARTER 1/2007

WE ARE STILL GROWING

GROUP RESULT
IMPROVED BY 36 %

VERBUND ENTERS
THE MARKET
IN TURKEY

OUTLOOK 2007:
INCREASE IN
RESULTS AND
DIVIDENDS
EXPECTED



CONTENTS

DEAR SHAREHOLDER,

After the notable successes achieved in fiscal 2006, we can now again present good results and developments for quarter 1/2007. The results were once again substantially improved in a difficult market environment. In addition, we managed to further expand our international business activities and pushed ahead with power plant and line construction projects in Austria.

HEDGING STRATEGY SECURES POSITIVE EARNINGS TREND

The European wholesale prices for electricity rose steadily in the last years on account of the high prices for primary energy sources and CO_2 emission rights. This upward trend was, however, interrupted at the end of last year leading to a significant reduction in spot market prices. The situation did not improve in quarter 1/2007. This development is mainly attributable to the decline in the price for CO_2 emission rights and the exceptionally warm winter. Thanks to its consequent hedging strategy – approx. 60 % of the electricity that is generated was already sold in 2006 on a year-ahead basis for 2007 – Verbund was able to raise its average sales prices in spite of the wholesale price correction.

The Verbund result in quarter1/2007 was therefore positive: sales revenue increased by 3.7 % to € 812.2 million, the operating result rose by 12.1 % to € 239.7 million and the group result was up 36.1 % at € 188.2 million.

EXCLUSIVE JOINT VENTURE IN TURKEY

In quarter 1/2007, we further expanded our international business activities and entered into an exclusive joint venture with Sabanci, Turkey's leading financial and industrial holding. The jointly-owned generation company »EnerjiSA«, in which Verbund will be holding a share of almost 50 %, aims to have an installed output of 5,000 MW by 2015. The company also intends to purchase electricity distribution grids within the course of the privatization process. In addition, the company will also get involved in the end customer segment so as to cover the entire value chain. Together, the partners aim to achieve a share of at least 10 % in the Turkish electricity market.

POSITIVE DECISION FOR 380 KV STYRIA LINE

In quarter 1/2007, the independent environmental tribunal gave the go-ahead for the construction of the 380 kV Styria line. Hence, the legal basis for the construction of the Styria line has now been established. The construction decision and the commencement of construction are planned for September 2007. If the implementation of the project commences without delay and the construction work is completed according to schedule, the line should be commissioned in the first half of 2009 from which time it will make an essential contribution to security of supply in Austria. Progress has also been made in the Salzburg line: The first phase of construction has been approved at the first level of jurisdiction.

FURTHER EXPANSION OF HYDROPOWER GENERATION IN AUSTRIA

In addition to the major hydropower projects Limberg II, Gerlos II and Werfen/Pfarrwerfen which are already under construction, Verbund plans to build a 350 MW pumped-storage power plant in the Möll Valley in Upper Carinthia with an investment volume of approx. € 215 million. The Environmental Impact Declaration should be submitted by mid-2008. The power plant will bring about a sustainable improvement in the power supply in Austria at peak consumption times from 2014 onwards.

POSITIVE OUTLOOK FOR 2007

In spite of the difficult market environment, the outlook for the full year 2007 remains positive. It is our goal to increase the operating result by 10 % compared with 2006. We expect that the operating result will lie at least 10 % over the value reported in the previous year. In addition, we intend to further increase the dividend for fiscal 2007.

Dipl.-Ing. Hans Haider
General Director

Dr. Michael Pistauer
Deputy General Director

Dr. Johann Sereinig
Managing Director

Dr. Ulrike Baumgartner-Gabitzer
Managing Director

MANAGEMENT REPORT

ACCOUNTING POLICIES

This interim report was drawn up in compliance with the International Financial Reporting Standards (IFRS).

Due to new legal requirements, the processing and administration of the subsidies for eco-electricity, which had no effect on the group's profit, has no longer been carried out by VERBUND-Austrian Power Grid AG as from 1 October 2006, but by the specially founded company OeMAG Abwicklungsstelle für Ökostrom AG. For this reason, eco-electricity sales and purchases have not been included in the group results anymore from this date onwards. The values reported in the income statement in the previous year were adjusted, and the eco-electricity revenue segment was presented as a discontinued operation in accordance with IFRS 5.

Due to the utilization of EDP devices, differences can arise in the addition of rounded totals and percentages.

EARNINGS POSITION

The earnings position of the group was once again significantly improved in quarter 1/2007. The operating result improved, above all due to the strong 12.1 % increase in contributions from the electricity business to € 239.7 million. The group result was also increased by 36.1 % to € 188.2 million. This was mainly attributable to the improvement in the operating result and the result from interests accounted for using the equity method.

CONSOLIDATED INCOME STATEMENT (SHORT VERSION) Million €

	Q1/2005	Q1/2006	Q1/2007
Sales revenue	504.7	783.5	812.2
Operating result	134.0	213.9	239.7
Group result	96.7	138.2	188.2
EBIT margin (%)	26.6	27.3	29.5

SALES REVENUE IMPROVED

Group revenue rose by 3.7 % to € 812.2 million in quarter 1/2007. Revenue from electricity business improved in spite of the strong decline in the spot market prices due to increased sales volumes and higher contracted forward prices. Despite the tariff reduction since 01 January 2007, grid revenue remained stable at the level recorded the previous year. Other sales revenue dropped significantly on account of the lower contribution from emission rights trading.

Specifically, electricity revenue rose by 8.6 % to € 728.8 million. Growth was recorded in sales to traders (+€ 3.8 million) and resellers (+€ 60.2 million). The foreign market share accounted for 63.7 % of the electricity revenue (previous year: 67.6 %). Germany, France and Italy were the most important foreign markets from a sales perspective. The increase in quantities sold, compared to the corresponding period the previous year, came to 472 GWh or 3.5 %.

Grid revenue increased slightly by 1.5 % to € 69.9 million. The tariff reductions were compensated by the increase in transport volumes and the higher revenue from the auctioning off of grid capacities.

SALES REVENUES			Million €
	Q1/2005	Q1/2006	Q1/2007
Electricity revenue	429.7	671.4	728.8
Grid revenue	62.7	68.8	69.9
Revenue from emission certificates	–	29.4	0.3
Other revenue	12.3	13.9	13.2
Sales revenues	**504.7**	**783.5**	**812.2**

Revenue from trading in emission rights in the amount of € 0.3 million (previous year: € 29.4 million) was recognized under other sales revenue. This sales revenue was offset by the purchase of emission rights in the amount of € 0.3 million (previous year: € 28.6 million). The clear decline in the prices for emission rights resulted in significantly lower trading volumes.

RISE IN EXPENSES FOR ELECTRICITY, GRID AND EMISSION RIGHTS PURCHASES

The 4.6 % increase in electricity purchases to € 392.2 million was mainly the result of the price development described under sales revenue in connection with the higher volume of electricity purchases (+1.8 %). The good water supply (hydro coefficient: 1.01, previous year 0.83) paved the way for an increase in own generation in the period under review (+6.7 % or 420 GWh) in spite of the drop in thermal generation. Grid revenue rose by 89.4 % to € 14.2 million on account of the successes achieved by the Verbund Group, particularly in Austrian end-customer business.

FUEL EXPENSES UP SLIGHTLY

Fuel expenses rose by 12.5 % to € 31.7 million. This increase was due to the rise in hard coal and heating oil prices as well as valuation effects. The drop in thermal generation and the lower gas price level did, however, have a positive effect.

SLIGHT INCREASE IN PAYROLL EXPENSES

In quarter 1/2007, payroll expenses displayed a slight increase of 3.5 % to € 71.9 million. The rise in expenditure for wages, salaries and related expenses due to the collective wage increase of 2.55 % was partly compensated by the reduction in the number of employees (22 to 2,407).

A provision in the amount of € 9.4 million was set up for benefit-oriented company pensions to cater for the adjustment of the pensions as from 2009 to the development of the Consumer Price Index.

OTHER OPERATING EXPENSES AT PREVIOUS YEAR'S LEVEL

Other operating expenses remained more or less unchanged compared to the previous year at € 30.4 million. The higher costs for planning and projecting were offset by the positive effects of a provision for contractually regulated leaseback obligations relating to office buildings that was set up in the previous period.

CONTINUED DEBT-CLEARING PROGRAM IMPROVED FINANCING RESULT

The financing result was boosted, above all by the bond repayments carried out in the previous year and the resulting drop in interest expenses and money management costs. Lower exchange gains from foreign currencies in the amount of € 0.2 million (previous year: € 1.6 million) did, however, have a burdening effect.

RESULT FROM INTERESTS MEASURED AT EQUITY IMPROVED

The result from interests accounted for using the equity method rose by € 27.4 million to € 48.8 million. This was attributable to the substantial increase in the results recorded by STEWEAG-STEG GmbH and the Sorgenia SpA Group.

INCOME TAX EXPENSES

The effective tax rate of 18.9 % (as compared to a corporate tax rate of 25 %) was largely due to the non-tax-effective investment income from the interests accounted for using the equity method.

NET WORTH

NON-CURRENT AND CURRENT ASSETS

The decline in plant, property and equipment resulted, above all, from scheduled depreciation in the amount of € 44.5 million which exceeded additions in the amount of € 23.0 million. The positive earnings situation of the interests accounted for using the equity method increased their interest value by € 34.8 million. The decline in long-term investments (including those in connection with cross border leasing) was mainly due to the reclassification to current assets in the amount of € 35,0 million and a drop in the market value of financial assets in connection with cross border leasing. New investments in financial assets, on the other hand, amounted to € 21.6 million.

The increase in current receivables and other assets was due, above all, to the valuation-related increase in the market value of energy derivatives and the reclassification of the long-term assets in the amount of € 35.0 million. This was offset by a € 29.3 million drop in trade receivables and a reduction in securities in connection with electricity trading.

CLEAR REDUCTION IN LONG- AND SHORT-TERM FINANCIAL OBLIGATIONS

These were lowered by € 74.0 million to € 1,813.7 million. The significant reduction resulted from the repayment of bonds and loans (€ 100.4 million) as well as from the repayment of financial obligations from cross border leasing transactions (€ 20.1 million). The drop in long- and short-term financial obligations was partly compensated by the increase in short-term borrowings (€ 42.1 million).

OTHER LONG- AND SHORT-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The substantial increase in other long- and short-term liabilities in the amount of € 185.5 million was mainly due to the dividend liability (€ 202.8 million). The increase in other long- and short-term liabilities without financial obligations was offset by the decrease in the liabilities to ECRA (Emission Certificate Registry Austria GmbH).

FINANCIAL POSITION

OPERATING CASH FLOW

The operating cash flow amounted to € 197.8 million and was therefore lower than the value reported in the previous year. This decline – in spite of the improved result from energy business – was essentially attributable to the aperiodic payments in connection with the energy derivatives used.

CASH FLOW FROM INVESTING ACTIVITIES

The cash outflow in the investment area was mainly due to the purchase of securities and investments in financial assets in the amount of € 50.1 million as well as to investments in property, plant and equipment in the amount of € 42.5 million. These were offset by inflows from long-term investments in the amount of € 20.8 million.

CASH FLOW FROM FINANCING ACTIVITIES

New loans and long-term credits in the amount of € 219.0 million were offset by the repayment of short-term borrowings on the money market and the redemption of bonds, loans and credits in the amount of € 100.4 million. Dividends in the amount of € 54.2 million were distributed.

RATIOS

NET GEARING SHOWS FURTHER IMPROVEMENT

Net gearing dropped from 91.5 % as on 31 March 2006 to 71.1 % as on 31 March 2007 due to the further reduction in the interest-bearing net debt.



NET GEARING
%
Q1/2005
Q1/2006
Q1/2007
71.1

The significantly higher contracted forward market prices parallel to stable generation costs and increased own generation allowed the EBIT margin to improve from 27.3 % (quarter 1/2006) to 29.5 %.

EBIT MARGIN AT THE VANGUARD OF EUROPEAN SUPPLIERS


EBIT MARGIN
%
Q1/2005
Q1/2006
Q1/2007
29.5

RISK SITUATION

When conducting our business activities, we are exposed to a series of risks which are inextricably linked to our corporate actions.

All risks are monitored on an ongoing basis and countered through the early introduction of targeted control measures and instruments.

REGULATORY RISKS

The European Commission urgently requires that the transmission grids be completely unbundled from the energy generation companies, not just in terms of corporate law but also with regard to ownership rights (ownership unbundling). Alternatively, Independent System Operators (ISO) should be introduced. With regard to ownership unbundling, it should be noted that Verbund unbundled its business divisions in a comprehensive and consequent manner as early as 1999. Resistance to ownership unbundling is apparent, above all in France and Germany – the European Union has yet to make a decision in this matter and the possible effects on Verbund remain to be seen.

In addition, further regulatory measures, which the EU believes will eliminate market distortion, are currently being discussed at a European level. In this context, we refer in particular to the Water Framework Directive and the proposed introduction of water dues or a water tax.

PRICE RISK

The Verbund result is significantly threatened by a possible deterioration in the factors that have the greatest influence on the development of the electricity wholesale prices. A sustained reduction in the price of crude oil and natural gas would have a negative effect on the result of the Verbund Group. A lowering of the average wholesale price level by ±1 % would, from an isolated view, affect the operating result 2007 in the amount of approx. € 2.7 million.

Based on the current situation, the decline in the price for CO_2 emission rights for the first trading period is not expected to have a significant effect on the group result for 2007 through expensive purchases. No final decisions have yet been made for the second allocation period from 2008–2012 with regard to the allocation of rights and the procedures for new plants. A significant reduction in the number of $C0_2$ emission rights would have a negative impact on the group result and put a question mark on the planned power plant projects.

CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

CONSOLIDATED INCOME STATEMENT

Million €

	Q1/2007	Q1/2006[1]
Sales revenue	**812.2**	**783.5**
Electricity sales	728.8	671.4
Grid sales	69.9	68.8
Other	13.4	43.3
Other operating income	12.7	12.7
Expenses for electricity, grid and emission right purchases (trade)	-406.7	-411.3
Use of fuels and expenses for other purchased services	-31.7	-28.1
Payroll expenses	-71.9	-69.4
Depreciation and amortization	-44.5	-42.9
Other operating expenses	-30.4	-30.5
Operating result	**239.7**	**213.8**
Financing result	-14.2	-17.2
Result from interests accounted for using the equity method	48.8	21.4
Result from participating interests – Other	3.5	5.0
Result from long-term investments	1.2	0.4
Financial result	**39.3**	**9.6**
Profit before tax	**279.0**	**223.5**
Taxes on income	-52.7	-41.3
Profit after tax	**226.3**	**182.2**
Profit from discontinued operations (eco-electricity)	–	0
Total profit (incl. portion attributable to capital shares repayable on demand)	226.3	182.2
Profit attributable to capital shares repayable on demand	17.7	34.0
Total profit (excl. portion attributable to capital shares repayable on demand)	208.6	148.1
attributable to minority interests	20.4	9.9
attributable to the shareholders of the parent (group result)	**188.2**	**138.2**
Earnings per share[2,3]	**0.61**	**0.45**

[1] Values for the previous year were adjusted

[2] Diluted = non-diluted

[3] The stock split of 23 May 2006 in the ratio of 1:10 is considered

CONSOLIDATED BALANCE SHEET

Million €

	31.03.2007	31.12.2006
Non-current assets	**5,854.3**	**5,874.4**
Intangible assets	7.6	8.0
Property, plant and equipment	4,047.4	4,068.9
Interests accounted for using the equity method	820.0	785.2
Other participating interests	36.7	36.7
Long-term investments – cross border leasing	569.4	580.3
Other long-term investments and other receivables	373.2	395.3
Current assets	**654.6**	**565.8**
Inventories	48.0	52.2
Receivables and other assets	501.9	425.6
Cash and cash items	104.7	88.0
Total assets	**6,508.8**	**6,440.2**

	31.03.2007	31.12.2006
Equity attributable to shareholders of the parent	**2,028.5**	**2,071.1**
Minority interests	**202.2**	**221.6**
Capital shares repayable on demand	**101.2**	**107.6**
Long-term liabilities	**3,133.1**	**2,931.5**
Financial obligations	1,015.0	801.0
Financial obligations – cross border leasing	629.4	647.9
Provisions	631.2	624.8
Provision for deferred taxes	149.0	147.4
Contributions to building costs	423.0	426.4
Deferred income – cross border leasing	255.2	256.7
Other liabilities	30.3	27.3
Short-term liabilities	**1,043.9**	**1,108.4**
Financial obligations	169.3	438.8
Provisions	216.1	235.6
Provision for current taxes	153.0	114.6
Other liabilities	505.4	319.4
Total liabilities	**6,508.8**	**6,440.2**

CONSOLIDATED CASH FLOW STATEMENT — Million €

	Q1/2007	Q1/2006
Cash flow from operating activities	197.8	241.9
Cash flow from investment activities	-71.3	-135.8
Cash flow from financing activities	-109.8	-50.5
Changes in cash and cash equivalents	**16.7**	**55.6**
Cash and cash equivalents as of 01.01.	88.0	29.7
Cash and cash equivalents as of 31.03.	**104.7**	**85.3**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY AND IN CAPITAL SHARES REPAYABLE ON DEMAND — Million €

	Equity attributable to shareholders of the parent							
	Share capital	Capital reserves	Retained earnings	Other reserves	Total	Minority interests	Capital shares repayable on demand	Overall total
As of 01.01.2006	**224.0**	**10.9**	**1,485.5**	**2.8**	**1,723.2**	**181.7**	**60.6**	**1,965.5**
Profits from								
available-for-sale financial instruments				0.1	0.1			0.1
interests accounted for using the equity method				3.2	3.2			3.2
Profits and losses not recognized in the income statement	**0.0**	**0.0**	**0.0**	**3.3**	**3.3**	**0.0**	**0.0**	**3.3**
Profit for the period			138.2		138.2	9.9	34.0	182.1
Total of recognized profits and losses	**0.0**	**0.0**	**138.2**	**3.3**	**141.5**	**9.9**	**34.0**	**185.4**
Dividends			-154.1		-154.1	-20.1		-174.2
As of 31.03.2006	**224.0**	**10.9**	**1,469.6**	**6.1**	**1,710.6**	**171.5**	**94.6**	**1,976.7**
As of 01.01.2007	**308.2**	**10.9**	**1,748.2**	**3.7**	**2,071.1**	**221.6**	**107.6**	**2,400.3**
Profits / losses from								
available-for-sale financial instruments				-0.2	-0.2			-0.2
interests accounted for using the equity method				0.5	0.5			0.5
Profits and losses not recognized in the income statement	**0.0**	**0.0**	**0.0**	**0.3**	**0.3**	**0.0**	**0.0**	**0.3**
Profit for the period			188.1		188.1	20.5	17.7	226.3
Total of recognized profits and losses	**0.0**	**0.0**	**188.1**	**0.3**	**188.4**	**20.5**	**17.7**	**226.6**
Dividends			-231.0		-231.0	-39.8	-24.2	-295.0
As of 31.03.2007	**308.2**	**10.9**	**1,705.3**	**4.0**	**2,028.5**	**202.3**	**101.1**	**2,331.9**

RATIOS

	Unit	Q1/2007	Q1/2006[4]
Result per share[1,3]	€	0.61	0.45
Average number of shares in circulation[1,3]		308,200,000	308,200,000
Net gearing[2]	%	71.1	91.5
Net interest-bearing debt[5]	€ million	1,586.3	1,807.9
Investment in plant, property and equipment	€ million	23.0	15.8
EBITDA margin	%	35.0	32.8
EBIT margin	%	29.5	27.3
Average no. of employees		2,407	2,429
Electricity sales	GWh	13,811	13,339
Hydro coefficient		1.01	0.83

[1] Diluted = non-diluted

[2] Based on net interest-bearing debt

[3] The stock split of 23 May 2006 in the ratio of 1:10 is considered

[4] Ex eco-electricity segment

[5] After reclassification of capital shares repayable on demand from equity

SEGMENTAL REPORTING (BUSINESS SEGMENTS) Million €

	Electricity	Grid	Others/ holding	Elimi-nation	Total group
External sales	737.5	72.7	2.0	0.0	812.2
Internal sales	34.8	10.3	14.8	-59.9	0.0
Total sales	**772.3**	**83.0**	**16.8**	**-59.9**	**812.2**
Depreciation and amortization	-30.2	-13.1	-1.8	0.6	-44.5
Expenses/income (excl. depreciation and amortization)	-517.3	-50.1	-19.9	59.4	-527.9
Operating result (EBIT)	**224.8**	**19.8**	**-4.9**	**0.0**	**239.7**
Result from interests accounted for using the equity method			48.8		48.8
Carrying amount of interests accounted for using the equity method			820.0		820.0
Non-interest bearing segment assets	3,673.7	818.5	307.3	-9.3	4,790.2
Non-interest bearing segment liabilities	-1,617.9	-193.3	-238.5	9.3	-2,040.4
Operating cash flow	143.7	46.0	439.0	-430.9	197.8
Investment in intangible assets and plant, property and equipment	16.7	4.5	2.0	0.0	23.2

BUSINESS SEGMENTS

ELECTRICITY

In quarter 1/2007, the group's electricity sales totaled € 728.8 million and therefore lay 8.6 % above the previous year's value (€ 671.4 million, excluding revenue from eco-electricity).

This increase is attributable to the further increase in sales volumes and above all, to the consequent marketing policy under which 60 % of the electricity that is generated is sold one year in advance. Thanks to this strategy, positive earnings effects can be secured in spite of the volatile development of the market prices.

HIGHER ELECTRICITY REVENUE IN SPITE OF LOWER MARKET PRICES

The average prices for forward contracts base 2007 traded in 2006 were over 34 % higher than the level recorded in the previous year. The spot market price level in quarter 1/2007 did, however, drop by 50 %. The price decline on the spot market is essentially attributable to the massive drop in the prices for CO_2 emission rights for the first trading period (2005–2007). The recently published emission figures indicate a significant over-allocation of free emission rights. The prices, which peaked at € 30/t in April 2006, have currently fallen to below € 1/t. In quarter 1/2007, the prices for natural gas displayed a decline of up to 66 % on those recorded in the corresponding period the previous year. Moreover, the weather-related drop in demand greatly relieved the situation on the spot market.

In spite of this, the electricity wholesale prices for 2008 are still at a high level as the prices for CO_2 emission rights for the second trading period (2008–2012) remain stable at over € 17/MWh.

DEVELOPMENT SPOT MARKET PRICES €/MWh



43.7
28.0
28.5
49.1
33.5
38.5
56.3
41.2
65.1
81.0
55.0
29.7
Q1/2004
Traded 2003
Supply 2004
Q1/2005
Traded 2004
Supply 2005
Q1/2006
Traded 2005
Supply 2006
Q1/2007
Traded 2006
Supply 2007

Source: Forward (Platts German Market Assessments); Spot (European Energy Exchange) — Front Year Base Spot Base Front Year Peak Spot Peak

SIGNIFICANT INCREASE IN HYDROPOWER GENERATION

Compared to quarter 1/2006, energy generation from hydropower was increased significantly by 23.8 % to 5,561 GWh due to the improved water supply at the run-of-river plants and the greater utilization of the annual storage power plants. Generation from thermal power plants, on the other hand, declined by 36.5 % on account of the low spot market prices. The total generation of the group was

6.7 % up on the value recorded the previous year at 6,690 GWh. Hydropower generation accounted for a share of 83 %.

Following the restructuring of the eco-electricity market, eco-electricity volumes are no longer processed and administered by VERBUND-Austrian Power Grid AG (APG) as of quarter 4/2006. Electricity purchases rose by 0.4 % compared to quarter 1/2006.

Taking account of the eco-electricity volumes that were not traded since October of the previous year, electricity sales once again increased in quarter 1/2007.

Trading business with standardized forward contracts, on the other hand, was significantly down on the previous year.

The positive sales development is also greatly attributable to the intensification of foreign business. The quantities sold on foreign markets, excluding own consumption, amounted to a total of 58 %.

In the electricity generation area, the construction work on the Werfen/Pfarrwerfen and Limberg II power plants is progressing swiftly. The development work for the Limberg II power plant has almost been completed. The excavation of the caverns commenced one month ahead of schedule.

SUBSTANTIAL INCREASE IN SALES TO END CUSTOMERS IN AUSTRIA

The end customer business in Austria improved by 11 %. Taking the original plan as a basis, customer acquisition has currently almost doubled to nearly 7000 new customers per month. At the end of quarter 1/2007, 76,000 Austrian customers had signed supply agreements with Verbund. The drop in the number of foreign end customers resulted from the restructuring of the portfolio on the French market.

Earnings from business with resellers in Austria is still burdened by the stagnating business activities with Austrian provincial companies. The 4 % decline in sales to these companies is attributable to higher supplies from power plant holdings on account of the water supply situation.

FOREIGN BUSINESS INTENSIFIED

Business with foreign resellers did, however, display a massive increase. The expansion of business on the German market and the closer cooperation with the joint venture partner Poweo in France paved the way for an increase of 42 %.

Sales to Austrian and foreign trading companies also improved slightly parallel to a significant reduction in trading business with derivative forward contracts.

At present, the central focus is on strengthening the trading position in the South East European markets. These activities are being pushed ahead intensively through the founding of companies in Croatia and Romania so as to meet the requirements for the acquisition of a trading license. Plans are already in place to established further companies in Serbia and Macedonia. In Bulgaria, it was possible to acquire a license without setting up a subsidiary. Hence, all the necessary steps for continuous trade between Austria and Greece are being taken.

SALES PER COUNTRY %



	%
Germany	76.0
France	12.1
Slovenia	6.2
Italy	4.8
Greece	1.4
Others	0.2

GENERATION			GWh
	Q1/2006	Q1/2007	Change
Hydropower	4,492	5,561	23.8 %
Thermal power	1,778	1,130	-36.5 %
Own generation	**6,270**	**6,690**	**6.7 %**
Eco-electricity	850		-100.0 %
External procurement	7,091	7,120	0.4 %
Group generation	**14,211**	**13,811**	**-2.8 %**
Forward contracts	12,008	9,823	-18.2 %

SALES			GWh
	Q1/2006	Q1/2007	Change
Traders	6,237	6,255	0.3 %
Resellers	5,567	6,313	13.4 %
End customers	1,065	743	-30.2 %
Eco-electricity	872		-100.0 %
Own consumption	470	500	6.3 %
Group consumption	**14,211**	**13,811**	**-2.8 %**
Forward contracts	12,008	9,823	-18.2 %

GRID

RATIOS GRID

	Unit	Q1/2006	Q1/2007
Amount of energy relevant to clearing	GWh	4,622	5,186
Grid revenue	€ million	68.8	69.9

In quarter 1/2007, the amount of energy transmitted over Verbund's 220/380 kV and relevant to clearing rose by 12.2 % to 5,186 GWh. This is attributable to the significant drop in thermal generation in the underlying grids. The slight growth in grid revenue resulted from an increase in volume sales as well as improved auction results.

380 KV STYRIA LINE

The positive appeal decision of the environmental tribunal relating to the construction of the Styria line was issued on 8 March 2007. Hence, an ordinary legal remedy can no longer be resorted to. On the basis of this second-instance decision, Verbund and the project partners are allowed to commence with the construction of the 380 kV line with an investment volume of € 167 million. The construction decision and the commencement of construction is planned for September 2007. If everything runs according to schedule, the line could be commissioned in the first half of 2009.

380 KV SALZBURG LINE

Based on the current stage of the approval process, the construction of the line section Salzach neu – St. Peter, which has an investment volume of € 102.9 million, should commence in 2008. The Line Coordination Agreement with Salzburg AG relating to the section Tauern – Salzach neu, which has an investment volume of € 332.8 million, is ready for signature. The joint submission of the Environmental Impact Concept (§ 4 EIA Law 2000) to the provincial government of Salzburg is planned for April 2007. The Environmental Impact Analysis (EIA Law 2000) should be submitted in the first half of 2008. Based on the present situation, approval in the first instance should be issued by the end if 2009. This would pave the way for commissioning in 2012.

TARIFF REGULATION

In quarter 1/2007, Energie Control GmbH (ECG) introduced a tariff audit process with the aim of determining new tariffs with effect from 1 January 2008. The regulator is currently examining the possibility of discontinuing the full annual audits in favor of longer tariff periods. An annual assessment would then only apply for specific items. Verbund's tariff strategy aims to generate an appropriate return on the capital employed and secure a sound financial basis for line construction.

ALLOCATION OF CROSS BORDER CAPACITIES (AUCTIONS)

In accordance with the EU Directive 1228/2003, the congested borders to the control areas in Slovenia, the Czech Republic, Hungary, Italy and Switzerland are controlled by way of explicit auctions. Here, the capacities of the cross border lines of the market participants are allocated through year, month and day auctions in accordance with market criteria.

ITC (INTER-TSO COMPENSATION)

The European Transmission System Operators (ETSO) decided to implement a new ITC compensation mechanism with effect from 2007 (»IMICA«). Due to the central location of the Verbund high-voltage grid and hence, the high utilization of the grid, Verbund will continue to benefit following the introduction of the new mechanism.

PARTICIPATING INTERESTS

SORGENIA CONTINUES SUCCESSFUL BUSINESS TREND

Sorgenia S.p.A., which is held by Verbund Italia S.p.A. and Energia Holding S.p.A., is the controlling company of Verbund and the Italian CIR Group which focuses on electricity and gas business in Italy. The Sorgenia Group now has numerous subsidiaries that operate in the areas of electricity generation, plant operation, electricity trading, energy conservation and engineering. Verbund currently holds a share of 38.3 %.

The Sorgenia Group has managed to continue its positive business trend. Sales increased by € 691 million to € 1,916 million in 2006, the annual surplus almost doubled at € 56.3 million (after minorities) as compared to the previous year (€ 29.1 million). Sorgenia already supplies 200,000 customers.

A 770 MW gas-steam generating power plant was commissioned in Termoli in 2006. The construction work for a further power plant in Modugno near Bari has already commenced.

In March 2007, Sorgenia entered into an agreement with IRIDE under which both parties will equally participate in a project to develop an LNG terminal in Gioia Tauro, Calabria. The parties will hold a combined share of 51 % in the terminal which will have a total annual output of 12 billion m^3.

FIRST GAS POWER PLANT IN FRANCE UNDER CONSTRUCTION

POWEO SA, the leading independent electricity and gas distribution company in France, is listed on the Alternext stock market in Paris. The company supplies industrial customers, small and medium-sized enterprises as well as grid operators and also engages in external electricity trade.

The joint venture Poweo Production SAS, of which Verbund is a founding partner, was established to construct and operate power plants. The first power plant, the 412 MW gas-steam generating power plant Pont sur Sambre, is already under construction and should be completed by the end of 2008. Verbund currently holds a 21.3 % share in Poweo S.A. and a 40 % stake in Poweo Production SAS.

Together with Compagnie Industrielle Maritime (C.I.M.), the state operator of the oil infrastructure at Le Havre port, and other partners, Poweo is currently planning to build an LNG terminal in Antifer near Le Havre. The terminal, which has an investment volume of € 500 million, will have a total output of approx. 9 billion m^3.

Due to the extraordinary trading result, the group finished 2006 with an annual surplus of € 7.8 million (after minorities).

ACQUISITION OF INTEREST IN TURKEY

Verbund is entering into a joint venture with the Turkish financial and industrial holding Sabanci. In a first step, Verbund and Sabanci have each acquired a 49.99 interest in the Turkish generation company EnerjiSA. The investment volume for Verbund is approx. € 250 million. The signing took place on 27 March 2007. EnerjiSA operates four gas power plants with a total output of 370 MW and covers 2 % of the demand for electricity in Turkey. This share should increase to 10 % by 2015. To achieve this, the company plans to construct hydropower, gas, coal-fired and wind power plants with an installed output of approx. 5,000 MW.

In addition to electricity generation, the joint venture will also focus on electricity distribution. Plans are already in place to purchase and operate two to three distribution grids within the course of the privatization process which is expected to commence in 2009.

As of 2004, Sabanci has also been involved in electricity wholesaling through the EnerjiSA Electricity Wholesale Company and engages in natural gas wholesaling through the EnerjiSA Natural Gas Wholesale Company.

THE VERBUND SHARE

STOCK MARKET SITUATION

The international stock markets generally got of to a promising start in the new market year. The upward trend was interrupted at the end of February 2007 by a strong drop in the share prices. This negative price development was triggered by price corrections on the stock market in Shanghai resulting from fears that the Chinese government would introduce measures to dampen the economy. Added to this was the growing concern relating to the economic trend in the USA and the increase in the delinquency rate for mortgage loans. In the presence of a relatively volatile price trend, most of the stock markets did, however manage to at least partially recover from the setback in March. This recovery is attributable to the positive M&A environment, good corporate news and the promising economic data from Europe and Japan.

At the end of quarter 1/2007, the Japanese Nikkei 225 Index was 0.4 % up on the year-end value for fiscal 2006, the Euro Stoxx 50 Index improved by 1.5 % and the CECE Index, which is calculated in Euro and reflects the performance of the Central and East European stock markets, gained 2.4 %. The US Dow Jones Industrial Index closed the quarter 0.8 % down on the value recorded at the end of 2006.

The Vienna Stock Exchange outperformed both the Euro Stoxx 50 and the CECE Index and the ATX, the key index of the Vienna Stock Exchange, recorded an increase of 4.1 % to 4,645.50 points in quarter 1/2007. This is quite an achievement considering that the year-end value of the ATX for fiscal 2006 was an all-time-high. The Vienna Stock Exchange was also adversely affected by the strong price decline at the end of February but did manage to record and maintain a new index high of 4,701.02 in the last trading days of the quarter on account of the favorable economic and company data and the positive merger plans.

PRICE DEVELOPMENT OF THE VERBUND SHARE

RELATIVE SHARE PRICE DEVELOPMENT (1 YEAR, 01.01.2007 = 100 %)


110
100
90
80
70
60
04 I 2006
01 I 2007
04 I 2007
Verbund
ATX
DJ STOXX Utilities

The Verbund share closed fiscal 2006 at € 40.42. The share came under pressure at the beginning of the new trading year due to profit-taking and dropped to € 37.55 within a few days. The significant reduction in the wholesale prices for electricity also had a negative impact on the share price. On the day prior to the publication of the annual results the share price was boosted by hopes that the results would exceed expectations by 3.10 %. Following the publication of the best results in the company's history the price of the Verbund share declined by 6.05 %. The annual result lay below the expectations of the analysts primarily due to the fact that the poor water supply and the drop in electricity prices in quarter 4/2006 had not been considered to an appropriate extent. Burdened by negative comments from the analysts and the weak spot market prices, the Verbund share dropped by a further 3.32 % on the day after the publication date. The roadshows which took place following the publication of the annual results did, however, lead to a stabilization of the share price. The dramatic price decline on the Shanghai Stock Market also lead to a 6 % drop in the Verbund share price. The lowest price for quarter 1/2007 was recorded on 14 March 2007 when the Verbund share was quoted at € 31.21. The share did, however, manage to recover by the end of the quarter and closed at € 33.56. This corresponds to a performance of -16.97 % in quarter 1/2007.

SALES AND MARKET CAPITALIZATION

Stock exchange turnover in Verbund shares reached € 2,016.6 million. On average, 910,470.5 shares were traded every day. The total value of the company derived from its market capitalization amounted to € 10,343.2 million as of March 31 2007; its weighting at the ATX was 3.7 %.

STOCK RATIOS*

Ratio	Unit	Q1/2007	Q1/2006
Peak price	€	40.9	39.0
Lowest price	€	31.2	30.1
Closing price	€	33.6	36.7
Performance	%	-17.0	21.8
Market capitalization	€ million	10,343.2	11,310.9
Weighting ATX	%	3.7	4.6
Stock exchange turnover	€ million	2,016.6	1,027.6
Stock exchange turnover/day	Units	910,470.5	455,467.0

* Stock split on 23 May 2006 in ratio 1:10; figures for previous year were adjusted

CAPITAL MARKET CALENDAR 2007

Event	Location	Date
Interim Report Quarter 1/2007		24.04.2007
Road show	Paris, Madrid	25.–26.04.2007
Interim Report Quarters 1–2/2007		23.07.2007
Road show	London, Edinburgh, Stockholm	24.–26.07.2007
Investor's conference Erste Bank	Stegersbach	04.10.2007
Interim Report Quarters 1–3/2007		23.10.2007
EEI – Financial Conference	USA	04.–07.11.2007
Investor's conference Wiener Börse and Erste Bank	New York	26.11.2007

IMPRINT

Publisher: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien
Voice: +43 (0)50313-0
Fax: +43 (0)50313-54191
E-Mail: info@verbund.at
Homepage: http://www.verbund.at

Investor Relations: Mag. Andreas Wollein, Voice: +43 (0)50313-52616, E-Mail: investor@verbund.at
Communication: Mag. Gerald Schulze, Voice: +43 (0)50313-53702, E-Mail: media@verbund.at

Design: aha puttner red cell Werbeagentur GmbH
Printed by: Manz Crossmedia

O I would like to receive the following information in the future:

Interim Report at the end of each quarter	O print version	O per e-mail*
Annual Report	O print version	O per e-mail*
Sustainability Report	O print version	O per e-mail*

O I would like to become a member of the Verbund Shareholders' Club.

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* Reports can be read online or downloaded via link on Verbund homepage.

To

Österreichische Elektrizitätswirtschafts-
Aktiengesellschaft (Verbundgesellschaft)
Investor Relations
Am Hof 6a
A 1010 Vienna

Fax: +43 (0)50313-54191
E-mail: investor@verbund.at

END